UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF April 2018

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

ANNUAL BUSINESS REPORT

(From January 1, 2017 to December 31, 2017)

THIS IS A SUMMARY OF THE ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY,” “WE,” “US,” OR “OUR” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1. Company Overview

The Company’s annual business report for the year ended December 31, 2017 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2017 (millions of Won)	Material Subsidiary*

SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	455,685	Material

SK M&Service Co., Ltd.	Feb. 10, 2000	Online information services	113,515	Material

SK Communications Co., Ltd.	Sept. 19, 1996	Internet portal and other Internet information services	90,923	Material

SK Broadband Co., Ltd.	Sept. 5, 1997	Fixed-line telecommunication services, multimedia and IPTV services	3,802,349	Material

Home & Service Co., Ltd.	June 5, 2017	Information and telecommunication network maintenance	83,698	Material

SK Stoa Co., Ltd.	December 1, 2017	Data broadcasting and commercial retail platform services	42,898

K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	250,747	Material

PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	506,883	Material

Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	77,681	Material

Service Top Co., Ltd.	Jul. 1, 2010	Customer center management services	65,406

Network O&S Co., Ltd.	Jul. 1, 2010	Network maintenance services	87,000	Material

SK Planet Co., Ltd.	Oct. 1, 2011	Telecommunication and platform services	1,534,866	Material

NSOK Co., Ltd.	Jun. 12, 2008	Security system services	94,114	Material

Iriver Ltd.	Jul. 12, 2000	Audio device manufacturing	130,878	Material

Iriver Enterprise Ltd.	Jan. 14, 2014	Management of Chinese subsidiary	36,465

Iriver Inc.	Feb. 15, 2007	North America marketing and sales	1,498

Iriver China Co., Ltd.	Jun 24, 2004	Electronic device manufacturing	3,401

DongGuan Iriver Electronics Co., Ltd.	Jul. 6, 2006	Electronic device manufacturing	43

groovers Japan Co., Ltd.	Feb. 25, 2015	Contents and information distribution	1,232

S.M. Life Design Company Japan Inc.	June 25, 2008	Japanese merchandise business	6,366

S.M. Mobile Communications JAPAN Inc.	May 6, 2016	Contents and information distribution	125

SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment (holding company)	43,290

SK Global Healthcare Business Group, Ltd.	Sept. 14, 2012	Investment (SPC)	14,033

SK Planet Japan, K. K.	Mar. 14, 2012	Digital contents sourcing services	2,945

SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Telecommunication services	4,135

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2017 (millions of Won)	Material Subsidiary*

SK Planet Global PTE, LTD.	Aug. 4, 2012	Digital contents sourcing services	87

SKP GLOBAL HOLDINGS PTE, LTD.	Aug. 10, 2012	Investment (holding company)	41,320

SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	32,923

SKP America LLC	Jan. 27, 2012	Digital contents sourcing services	412,251	Material

YTK Investment Ltd.	Jul. 1, 2010	Investment	3,169

Atlas Investment	Jun. 24, 2011	Investment	71,908

SK Telecom Innovation Fund, L.P.	Jan. 15, 2016	Investment	33,084

SK Telecom China Fund I L.P.	Sept. 14, 2011	Investment	19,666

SK TechX Co., Ltd.	Mar. 1, 2016	Telecommunication services	237,700	Material

Onestore Co., Ltd.	Mar. 1, 2016	Contents distribution	104,891	Material

Shopkick Management Company, Inc.	Oct. 9, 2014	Investment	338,650	Material

Shopkick, Inc.	Jun. 1, 2009	Mileage based e-commerce application development	37,336

11st (Thailand) Co., Ltd.	Apr. 5, 2016	E-commerce	17,886

HelloNature Co., Ltd.	Jan. 5, 2012	B2C organic food e-commerce	548

※	Material Subsidiary means a subsidiary with total assets of Won 75 billion or more as of the end of the latest fiscal year.
※	On January 2, 2017, SK M&Service Co., Ltd. changed its name to SK M&Service Co., Ltd. from M&Service Co., Ltd.
※	On April 6, 2017, NSOK Co., Ltd. changed its name to NSOK Co., Ltd. from Neosnetworks Co., Ltd.

Changes in subsidiaries during the year ended December 31, 2017 are set forth below.

Change	Name	Remarks

Additions	S.M. Life Design Company Japan Inc.	Newly acquired by Iriver Ltd.
	S.M. Mobile Communications JAPAN Inc.	Newly acquired by Iriver Ltd.
	Home&Service Co., Ltd.	Newly established by SK Broadband Co., Ltd.
	SK Stoa Co., Ltd.	Newly established by SK Broadband Co., Ltd.

Exclusions	Entrix Co., Ltd.	Merged into SK TechX Co., Ltd.
	Planet11 E-commerce Solutions India Pvt. Ltd.	Disposed of equity investment
	Stonebridge Cinema Fund	Disposed of equity investment

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. We continue to maintain our reputation as the unparalleled premium network operator in the 2G, 3G and LTE markets on the basis of our technological leadership and network management technology. In addition, we are leading the process of global technology standardization with the aim of being the world’s first to commercialize 5G technology.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products through its subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. and Service Top Co., Ltd, the Company operates customer service centers in Seoul and provides telemarketing services. Additionally, Network O&S Co., Ltd., the Company’s subsidiary responsible for the operation of the Company’s 2G to 4G networks, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company plans to increase its profitability by strengthening its retention policy, which is the fundamental basis of competitiveness for telecommunication companies in this data-intensive era. The Company will lead the information and communication technology (“ICT”) trend by providing products through which customers can have a distinctive experience and by providing innovative services to transition to service-based competition.

In addition to the mobile network operator (“MNO”) business, the Company is building next-generation growth businesses in Internet of Things (“IoT”) solutions and artificial intelligence. In July 2016, the Company deployed the world’s first low-cost Low Power Wide Area Network designed to support IoT devices based on LoRa technology. In September 2016, the Company launched NUGU, the first intelligent virtual assistant service launched in Korea with Korean language capabilities based on advanced voice recognition technologies. The Company plans to further utilize its big data analysis capabilities to achieve growth in new business areas such as artificial intelligence.

(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan and currently provides such services nationwide. SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008.

(3)	Other businesses

The Company is a leading player in the Korean e-commerce industry with 11st, an e-commerce platform service that connects various sellers and purchasers through its online and mobile platforms, and “Shocking Deal,” a mobile commerce curation service. In addition, the Company has rapidly grown into a top tier player in Turkey, Malaysia and Thailand after launching open market businesses in these countries by optimizing its businesses for the respective local markets and utilizing its expertise in the e-commerce platform business. In the online-to-offline (“O2O”) area, the Company is a leading player and continues to expand its market power with OK Cashbag, Korea’s largest loyalty mileage program, SyrupWallet, which offers smart shopping services utilizing its network of business partners and information technology such as big data, and other Syrup-related services such as gifticon and 11Pay. The Company focuses on the mobile platform to connect various on- and offline commerce service platforms that provide various benefits and information at the right place and the right time to give consumers a pleasant and convenient shopping experience and retailers an integrated marketing solution to reach their target audience. The Company intends to continue its efforts to secure the market leading position in these markets.

In the location-based services business area, the Company provides real time traffic information and various local information through its T-Map Navigation service. In the digital contents business area, the Company provides high-quality digital contents in its leading mobile contents marketplace, Onestore.

The Company is also engaged in display advertising and search engine-based advertising and provides contents and other services. Display advertising provides exposure to the advertiser’s brand in the form of flash media, images or videos. Search engine-based advertising provides exposure through the search results of specific keywords entered in our NATE search engine, and is utilized mostly by small and medium-sized advertisers. We also derive revenue by providing contents and other services.

See “II-1. Business Overview” for more information.

E.	Credit Ratings

(1)	Corporate bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification

April 22, 2014	Corporate bond	AAA	Korea Ratings	Regular rating

April 22, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating

April 22, 2014	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating

April 22, 2014	Corporate bond	AAA	Korea Ratings	Current rating

April 22, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

April 22, 2014	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating

October 15, 2014	Corporate bond	AAA	Korea Ratings	Current rating

October 15, 2014	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

October 15, 2014	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating

February 9, 2015	Corporate bond	AAA	Korea Ratings	Current rating

February 9, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

February 9, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating

May 21, 2015	Corporate bond	AAA	Korea Ratings	Regular rating

May 27, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating

June 10, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd	Regular rating

July 6, 2015	Corporate bond	AAA	Korea Ratings	Current rating

July 6, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

July 6, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating

October 26, 2015	Corporate bond	AAA	Korea Ratings	Current rating

October 26, 2015	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

October 26, 2015	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating

February 19, 2016	Corporate bond	AAA	Korea Ratings	Current rating

February 19, 2016	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

February 19, 2016	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating

May 19, 2016	Corporate bond	AAA	Korea Ratings	Current rating

May 20, 2016	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

May 20, 2016	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating

April 12, 2017	Corporate bond	AAA	Korea Ratings	Regular rating

April 12, 2017	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating

April 12, 2017	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Regular rating

April 12, 2017	Corporate bond	AAA	Korea Ratings	Current rating

April 12, 2017	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

April 12, 2017	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating

October 30, 2017	Corporate bond	AAA	Korea Ratings	Current rating

October 30, 2017	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

October 30, 2017	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating

*	Rating definition: “AAA” – The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(2)	Commercial paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification

April 22, 2014	CP	A1	Korea Ratings	Current rating

April 22, 2014	CP	A1	Korea Investors Service, Inc.	Current rating

April 22, 2014	CP	A1	NICE Investors Service Co., Ltd.	Current rating

October 15, 2014	CP	A1	Korea Ratings	Regular rating

October 15, 2014	CP	A1	Korea Investors Service, Inc.	Regular rating

October 15, 2014	CP	A1	NICE Investors Service Co., Ltd.	Regular rating

May 21, 2015	CP	A1	Korea Ratings	Current rating

May 27, 2015	CP	A1	Korea Investors Service, Inc.	Current rating

June 10, 2015	CP	A1	NICE Investors Service Co., Ltd.	Current rating

January 19, 2016	Short-term bond	A1	Korea Ratings	Current rating

January 19, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating

January 19, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating

April 27, 2016	CP	A1	Korea Ratings	Current rating

April 27, 2016	Short-term bond	A1	Korea Ratings	Current rating

May 11, 2016	CP	A1	Korea Investors Service, Inc.	Current rating

May 11, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating

May 12, 2016	CP	A1	NICE Investors Service Co., Ltd.	Current rating

May 12, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating

October 26, 2016	CP	A1	Korea Ratings	Regular rating

October 26, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating

October 26, 2016	CP	A1	NICE Investors Service Co., Ltd.	Regular rating

October 26, 2016	Short-term bond	A1	Korea Ratings	Regular rating

November 3, 2016	CP	A1	Korea Investors Service, Inc.	Regular rating

November 3, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating

April 12, 2017	CP	A1	Korea Ratings	Current rating

April 12, 2017	CP	A1	Korea Investors Service, Inc.	Current rating

April 12, 2017	CP	A1	NICE Investors Service Co., Ltd.	Current rating

April 12, 2017	Short-term bond	A1	Korea Ratings	Current rating

April 12, 2017	Short-term bond	A1	Korea Investors Service, Inc.	Current rating

April 12, 2017	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating

October 30, 2017	CP	A1	Korea Ratings	Regular rating

October 30, 2017	CP	A1	Korea Investors Service, Inc.	Regular rating

October 30, 2017	CP	A1	NICE Investors Service Co., Ltd.	Regular rating

October 30, 2017	Short-term bond	A1	Korea Ratings	Regular rating

October 30, 2017	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating

October 30, 2017	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating

*	Rating definition: “A1” – Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company	Rating type

October 24, 2012	Bonds denominated in U.S. dollars	A-	Fitch Inc.	Current rating

October 24, 2012	Bonds denominated in U.S. dollars	A3	Moody’s Investors Service	Current rating

October 24, 2012	Bonds denominated in U.S. dollars	A-	Standard & Poor’s Rating Services	Current rating

*	On August 9, 2013, Moody’s Investors Service raised the outlook on the Company’s rating from A3 (Negative) to A3 (Stable).
*	On November 4, 2015, S&P lowered the outlook on the Company’s rating from A- (Positive) to A- (Stable).

2. Company History

February 2012: Purchased shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

June 2015: Consummation of the comprehensive share exchange transaction (the “Share Exchange”) through which the Company acquired all of the shares of SK Broadband that it did not otherwise own in exchange for its treasury shares such that SK Broadband became a wholly-owned subsidiary of the Company.

April 2016: The spin-off and merger of the location-based services business and the mobile phone verification services business of SK Planet Co., Ltd.

December 2017: Comprehensive exchange of shares of SK Telink following which SK Telink became a wholly-owned subsidiary of the Company.

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the 30th General Meeting of Shareholders held on March 21, 2014, Jae Hoon Lee was elected as an independent director and Jae Hyeon Ahn was elected as an independent director and member of the audit committee of the Company’s board of directors. At the 31st General Meeting of Shareholders held on March 20, 2015, Dong Hyun Jang was elected as an inside director. At the 32nd General Meeting of Shareholders held on March 18, 2016, Dae Sik Cho was re-elected as an inside director and Dae Shick Oh was re-elected as an independent director and member of the audit committee of the Company’s board of directors. At the 33rd General Meeting of Shareholders held on March 24, 2017, Jung Ho Park was elected as an inside director and Dae Sik Cho was elected as a non-executive director. Jae Hoon Lee and Jae Hyeon Ahn were re-elected as independent directors and members of the audit committee and Jung Ho Ahn was elected as an independent director. At the 34th General Meeting of Shareholders held on March 21, 2018, Young Sang Ryu was elected as an inside director and Youngmin Yoon was elected as an independent director and member of the audit committee of the Company’s board of directors.

C.	Change in Company Name

On March 23, 2012, SK hynix Inc., which became a subsidiary in February 2012, changed its name to SK hynix Inc. from Hynix Semiconductor Inc. in accordance with a resolution at its annual general meeting of shareholders.

On January 2, 2017, SK M&Service Co., Ltd., one of the Company’s subsidiaries, changed its name to SK M&Service Co., Ltd. from M&Service Co., Ltd. in accordance with a resolution at its general meeting of shareholders on December 26, 2016.

On March 23, 2017, Neosnetworks Co., Ltd., one of the Company’s subsidiaries, changed its name to NSOK Co., Ltd., from Neosnetworks Co., Ltd., in accordance with a resolution at its general meeting of shareholders.

D.	Mergers, Acquisitions and Restructuring

(1)	Merger of SK Planet and SK Marketing & Company Co., Ltd.

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company Co., Ltd. (“SK Marketing & Company”), a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013.

(2)	Acquisition of shares of PS&Marketing

On February 20, 2014, the board of directors of the Company resolved to invest an additional Won 100 billion (20 million common shares) into PS&Marketing, an affiliated company, in order to increase its mid- to long-term competitiveness in distribution. The date of investment was April 2, 2014, and the cumulative investment amount totaled Won 330 billion.

(3)	Disposition of shares of iHQ Inc.

On March 10, 2014, the Company disposed of 3,790,000 shares (its 9.4% equity share) of iHQ Inc. to rebalance its investment portfolio.

(4)	Acquisition of shares of NSOK Co., Ltd. (“NSOK”) (formerly, Neosnetworks Co., Ltd.)

In order to acquire a new growth engine, the Company acquired a controlling stake in NSOK, a building security company, with the purchase of 31,310 shares (a 66.7% equity interest) of NSOK on April 2, 2014. The Company acquired an additional 50,377 shares in NSOK in April 2015 through a rights offering, resulting in an increase of its ownership to 83.9%.

(5)	Acquisition of shares of Iriver

On August 13, 2014, the Company purchased 10,241,722 shares (a 39.3% equity interest) of Iriver Ltd. (“Iriver”) from Vogo-Rio Investment Holdings Co., Ltd. and KGF-Rio Limited in order to foster application development and smartphone accessories as part of the Company’s growth engines. The Company holds a 48.9% equity interest of Iriver by acquiring additional shares in its rights offering. The Company does not hold a majority of the voting rights of Iriver but the Company has concluded that it has effective control, as it holds significantly more voting rights than any other shareholder or any organized group of shareholders.

(6)	Acquisition of shares of Shopkick, Inc. (“Shopkick”)

On October 10 2014, SK Planet America LLC, a subsidiary of the Company, acquired (through its 95.2%-owned subsidiary Shopkick Management Company, Inc.) a 100.0% ownership interest in Shopkick, a developer of a shopping app for mobile devices that provides benefits to customers for visiting stores, in order to penetrate the mobile commerce market in the United States. In the first half of 2016, SK Planet America LLC acquired all remaining shares of Shopkick Management Company, Inc.

(7)	Disposition of Shenzen E-Eye shares

In 2014, the Company entered into an agreement to dispose of its equity interest in Shenzen E-eye in order to focus its business portfolio on high-growth business areas in the Chinese ICT market. The sale was completed on March 23, 2015.

(8)	Disposition of a portion of KEB Hana Card shares

On April 3, 2015, the Company sold 27,725,264 shares (10.4% out of the 25.4% equity interest the Company held prior to the sale) of KEB Hana Card Co., Ltd. to Hana Financial Group in cash. With the proceeds of such sale (Won 180 billion), the Company acquired equity interests in Hana Financial Group on April 17, 2015 through participation in a rights offering by Hana Financial Group. The Company plans to maintain its strategic alliance and pursue opportunities to create synergies with, Hana Financial Group.

(9)	SK Broadband – Comprehensive Share Exchange

On March 20, 2015, the Company’s board of directors resolved to approve the Share Exchange.

•	Share Exchange ratio: Shareholders of one common share of SK Broadband were allotted 0.0168936 common shares of SK Telecom

•	Shares exchanged: 2,471,883 registered common shares of SK Telecom

•	Date of Share Exchange agreement: March 23, 2015

•	Record date: April 6, 2015

•	Announcement date for the proceeding of the Share Exchange as a small-scale share swap: April 6, 2015

•	Meeting of board of directors for approval of the Share Exchange: May 6, 2015

•	Date of the Share Exchange: June 9, 2015

(10)	Establishment of Entrix Co., Ltd.

In July 2015, SK Planet spun off its cloud streaming division and established Entrix Co., Ltd. The Company exchanged 1,300,000 shares of SK Planet for 1,300,000 shares of Entrix at the time of the spin-off and later acquired an additional 2,857,000 shares by participating in the recapitalization.

(11)	Additional capital raise by NanoEnTek Inc.

In 2015, the Company acquired 1,090,155 shares through the additional capital raise by NanoEnTek.

(12)	Reclassification of Packet One Networks’ accounts

In 2015, the Company reclassified its investments in Packet One from investments in associates and joint ventures to assets classified as held for sale as the Company no longer had significant control over Packet One. The difference between the book value and the fair value of Won 37.4 billion at the time of reclassification was recognized as impairment loss.

(13)	Acquisition of shares of SK Communications Co., Ltd. (“SK Communications”)

On October 1, 2015, the Company became the largest shareholder of SK Communications with a 64.54% equity interest through dividends in kind from SK Planet of 26,523,815 shares and the purchase of 1,506,130 shares over-the-counter.

(14)	Acquisition of shares of CJ HelloVision Co., Ltd. (“CJ HelloVision”)

On November 2, 2015, the Company’s board of directors resolved to approve the acquisition of CJ HelloVision’s shares from CJ O Shopping Co., Ltd. (“CJ O Shopping”) and on the same day, entered into a share purchase agreement with CJ O Shopping. In addition, on November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision and on the same day, entered into a merger agreement with CJ HelloVision and the closing of the merger was conditioned upon receipt of regulatory approval from relevant authorities. On July 25, 2016, the Company notified CJ O Shopping of the termination of the share purchase agreement and SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger.

(15)	Tender offer of shares of CJ HelloVision

From November 2, 2015 to November 23, 2015, the Company purchased 6,671,933 shares of CJ Hellovision in a tender offer for up to 10,000,000 shares, paying Won 12,000 per share. Through this tender offer, the Company acquired an 8.61% equity interest in CJ HelloVision.

(16)	Establishment of SK TechX Co., Ltd. and Onestore

In March 2016, SK Planet spun off its platform business and T Store business and established SK TechX and Onestore. The Company exchanged 12,323,905 shares of SK Planet for 6,323,905 shares of SK TechX and 6,000,000 shares of Onestore at the time of the spin-off. The Company later acquired an additional 4,409,600 shares of Onestore at a purchase price of Won 22 billion by participating in the follow-on rights offering. The Company did not participate in the subsequent follow-on rights offering and as of December 31, 2017, the Company has a 65.5% interest in Onestore.

(17)	Spin-off and merger of SK Planet’s location-based services business and mobile phone verification services business

Through the merger of SK Planet’s location-based services business and mobile phone verification services business into SK Telecom, the Company seeks to provide a solid base for continued growth, especially in the next generation platform business, and SK Planet plans to further concentrate its resources on its commerce business. The spin-off and merger was effective as of April 5, 2016 and was registered as of April 7, 2016. SK Planet is a wholly-owned subsidiary of the Company, and as the Company did not issue any new shares in connection with the merger, there was no change in the share ownership of the Company.

(18)	Establishment of Hana-SK Fintech Corporation

In order to provide an everyday finance platform, the Company entered into a joint venture agreement with Hana Financial Group, in accordance with the resolution of the Company’s board of directors on July 28, 2016. Combining the Company’s leading mobile technology and big data analysis capabilities with Hana Financial Group’s financial service, Hana-SK Fintech Corporation plans to provide innovative mobile financial services such as mobile asset management, easy payment and overseas wire transfer services. SK Telecom holds a 49% equity stake in the joint venture, and Hana Financial Group holds the remaining 51%. Service of the everyday finance platform Finnq officially launched in the third quarter of 2017.

(19)	Capital contribution of shares of NSOK for new shares of SK Telink Co., Ltd. (“SK Telink”)

On October 25, 2016, the Company made a capital contribution of all shares of NSOK owned by the Company to SK Telink in exchange for 219,967 newly issued shares of SK Telink, which resulted in an increase of the Company’s equity interest in SK Telink to 85.86%.

(20)	Acquisition of shares of SM Mobile Communications

In October 2016, the Company transferred the media platform businesses Hotzil and 5Ducks to SM Mobile Communications in exchange for 1,200,000 shares of SM Mobile Communications. As a result, the Company owned a 46.2% equity interest in SM Mobile Communications as of December 31, 2017.

(21)	Exchange of shares of SK Communications

On November 24, 2016, the Company’s board of directors resolved to approve the payment of cash consideration in lieu of the issuance of shares of the Company in a comprehensive exchange of shares of SK Communications. The amount of cash consideration was based on a share exchange ratio of one common share of the Company to 0.0125970 common share of SK Communications. In February 2017, SK Communications became a wholly-owned subsidiary of the Company.

(22)	Acquisition of shares of Iriver Ltd.

The Company acquired 4,699,248 shares of its subsidiary Iriver Ltd. at a purchase price of Won 5,320 in connection with a capital contribution. The Company’s equity interest in Iriver Ltd. following the acquisition is 45.9%. See “Report on Important Business Matters (Decision on Capital Increase)” filed on July 17, 2017 by Iriver Ltd. for more information.

(23)	Acquisition of newly issued shares of SK China Company Limited (“SK China”)

On July 28, 2017, the Company acquired newly issued shares of SK China to find investment opportunities in ICT and other promising areas of growth in China. In exchange for newly issued shares of SK China, the Company contributed its full equity interest in each of SKY Property Management Limited (“SKY”) and SK Industrial Development China Co., Ltd. (“SK IDC”) as well as cash, equal to the following amounts: 1) SKY stock: USD 276,443,440.64, 2) SK IDC stock: USD 108,072,007.67 and 3) Cash: USD 100,000,000.00. As a result of the acquisition, the Company holds 10,928,921 shares and a 27.27% of equity interest in SK China. See “Report on Decision on Acquisition of SK China Shares” filed by the Company on July 28, 2017 for more information about this transaction.

(24)	Exchange of shares of SK Telink

On September 28, 2017, the Company disclosed a resolution approving the payment of cash consideration in lieu of the issuance of shares of SK Telecom in an exchange of shares of SK Telink. The amount of cash consideration was based on a share exchange ratio of 1:1.0687714. The exchange was completed on December 14, 2017, upon which exchange SK Telink became a wholly-owned subsidiary of the Company.

[SK Broadband]

(1)	Share Exchange

On March 20, 2015, the board of directors of SK Broadband resolved to approve the comprehensive exchange of shares of SK Broadband for shares of the Company. The share exchange was approved at the extraordinary meeting of shareholders held on May 6, 2015. Subsequent to the share exchange, the Company became the parent company of SK Broadband with 100% ownership and remained a listed corporation on the KRX KOSPI Market, and SK Broadband became a wholly-owned subsidiary of the Company and was delisted from the KRX KOSDAQ Market. There was no change in the share ownership interest of the Company’s existing shareholders or the Company’s management in connection with the Share Exchange.

(2)	Merger among Subsidiaries and Affiliates

On July 29, 2015, the board of directors of SK Broadband approved the acquisition of SK Planet’s Hoppin business through a spin-off and subsequent merger transaction pursuant to Article 530-2 of the Korean Commercial Code, with both SK Broadband and SK Planet remaining as existing companies. The spin-off and subsequent merger were effective as of September 1, 2015, and on the same day, SK Broadband issued 2,501,125 new common shares resulting from the merger, allotting 0.0349186 common shares of SK Broadband per one common share of SK Planet to SK Telecom, SK Planet’s sole shareholder.

(3)	Merger with CJ HelloVision

On November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision such that CJ HelloVision would be the surviving entity and SK Broadband would be the non-surviving entity. The largest shareholder of the merged entity would be SK Telecom with an equity interest of 78.35%. On February 26, 2016, the entry into the merger agreement was resolved as proposed by SK Broadband’s shareholders.

On July 25, 2016, SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger. On July 27, 2016, SK Broadband’s board of directors resolved to terminate the merger agreement as proposed. Subsequently, the merger agreement is no longer effective and all procedures related to the merger, including the issuance of new shares, were terminated.

(4)	Establishment of a subsidiary

On May 23, 2017, SK Broadband’s board of directors resolved to approve the establishment of a subsidiary. On June 5, 2017, SK Broadband established Home&Service Co., Ltd. (“Home&Service”), a subsidiary responsible for the management of customer service operations, in order to enhance SK Broadband’s competitiveness by strengthening its customer service and strategically developing its home Value Delivery channel and to create quality jobs. Home&Service was incorporated by SK Broadband under the Korean Commercial Code. The subsidiary was capitalized at Won 46 billion (9,200,000 shares with par value of Won 5,000 per share), and SK Broadband holds a 100% equity interest. The Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on July 1, 2017, from which arises a duty to report to the Fair Trade Commission.

(5)	Spin-off

On August 16, 2017, SK Broadband’s board of directors resolved to approve the spin-off of its T-commerce subsidiary to enhance the competitiveness and managerial efficiency of its T-commerce business (data broadcasting and commercial retail platform service through TV home shopping channels) through a spin-off and subsequent establishment of a subsidiary pursuant to Article 530-2 and 530-12 of the Korean Commercial Code, with both companies from the simple vertical spin-off remaining as existing companies. The spin-off was effective as of December 1, 2017, and the subsidiary was capitalized at Won 15 billion (3,000,000 shares with par value of Won 5,000 per share), with SK Broadband holding a 100% equity interest. The Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on January 1, 2018, from which arises a duty to report to the Fair Trade Commission.

[SK Planet]

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company, a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013. In connection with the capital contribution and merger, SK Planet issued 12,927,317 of its common stock to SK Telecom.

On April 22, 2013, the board of directors of SK Planet resolved to merge Madsmart, Inc., its wholly-owned subsidiary, into SK Planet to enhance the competitiveness of its platform business and provide faster service to customers by merging the ICT capabilities of the two companies. The merger was effective as of June 1, 2013 and SK Planet did not issue any new shares in connection with the merger.

On May 29, 2015, the board of directors of SK Planet resolved to spin off its cloud streaming division on July 1, 2015 in order to strengthen its business capabilities and expand overseas. The spin-off ratio was 0.9821740 for the surviving company to 0.0178260 for the newly-established company, and the capital reduction ratio was 1.7825968%.

On July 29, 2015, the board of directors of SK Planet resolved to spin off its Hoppin business, which was merged into SK Broadband on September 1, 2015, in order to unify capabilities within the business and maximize synergies to improve its competitive power in the Korean and international mobile media market. SK Planet issued 2,501,125 new common shares in connection with this transaction, and the merger ratio between SK Planet and SK Broadband was 0.0349186:1.

On December 29, 2015, the board of directors of SK Planet resolved to merge Commerce Planet Co., Ltd., its wholly-owned subsidiary, into SK Planet to generate synergies by uniting capabilities to promote its commerce business. The merger was effective as of February 1, 2016, and SK Planet did not issue any new shares in connection with the merger.

Effective as of March 1, 2016, SK Planet spun off its platform business and T Store business in order to enhance the competitiveness of each business for future growth.

Effective as of April 5, 2016, SK Planet spun off its location-based services business and mobile phone verification services business and merged them into the Company in order to further concentrate its resources on its commerce business.

On May 29, 2017, the board of directors of SK Planet resolved to transfer the operations and assets related to its BENEPIA business for Won 7.5 billion to SK M&Service Co., Ltd. as of July 1, 2017.

Effective as of October 1, 2017, SK Planet spun off its advertising agency business in order to strengthen the competitiveness of the business for future growth.

On July 17, 2017, the board of directors of SK Planet resolved to sell 100% of its shares of SM Contents & Communications, a newly established company resulting from the spin off of SK Planet’s advertising agency business, to SM Culture & Contents Co., Ltd. to further concentrate business capabilities and efficiently allocate management resources. The closing date of this transaction was October 24, 2017.

[SK Telink]

(1)	Acquisition of shares of NSOK

In accordance with the resolution of its board of directors on September 22, 2016, SK Telink received a capital contribution of 408,435 shares (an 83.9% equity interest) of NSOK owned by SK Telecom. On October 25, 2016, SK Telink acquired the remaining 78,200 outstanding shares (a 16.1% equity interest) of NSOK, pursuant to which NSOK became a wholly-owned subsidiary of SK Telink.

In accordance with the resolution of its board of directors on April 12, 2017, SK Telink acquired 525,824 additional shares of NSOK pursuant to a rights offering for an aggregate amount of Won 40.0 billion (or Won 76,071 per share), resulting in SK Telink’s ownership of 1,012,459 shares (a 100% equity interest) of NSOK.

(2)	Comprehensive exchange of shares

On September 28, 2017, SK Telink’s board of directors approved a comprehensive exchange of shares with SK Telecom, pursuant to which SK Telecom would acquire SK Telink’s remaining outstanding shares for cash consideration in lieu of issuance of shares of SK Telecom. The share exchange agreement was subsequently approved at the extraordinary general meeting of shareholders held on November 9, 2017.

Following the exchange, there were no changes to SK Telecom’s share ownership interest level or to management structure, and SK Telecom and SK Telink will remain as corporate entities. SK Telink became a wholly-owned subsidiary of SK Telecom and remains as an unlisted corporation, while SK Telecom remains as a listed corporation.

※ See “Report on Cash Consideration for Shares of SK Telink Co., Ltd.” filed on September 29, 2017 for more information about this transaction.

[SK Communications]

(1)	Disposition of the Cyworld service

Pursuant to the resolution of its board of directors on March 6, 2014, SK Communications sold its Cyworld service and certain related assets to Cyworld Co., Ltd. for Won 2.8 billion on April 8, 2014.

(2)	Change in the largest shareholder

On September 24, 2015, SK Telecom and SK Planet entered into a share transfer agreement to transfer all of the shares of SK Communications held by SK Planet to SK Telecom. The agreement became effective on October 1, 2015, making SK Telecom the largest shareholder of SK Communications.

(3)	Comprehensive share exchange

Pursuant to the resolution of its board of directors on November 24, 2016, SK Communications entered into a comprehensive share exchange agreement with SK Telecom on November 25, 2016. Upon the consummation of the share exchange on February 7, 2017, SK Communications became a wholly-owned subsidiary of SK Telecom.

[PS&Marketing]

On February 20, 2014, the board of directors of PS&Marketing resolved to acquire the retail distribution business, including related assets, liabilities, contracts and human capital of the information technology and mobile wing of SK Networks. On the same day, the board of directors of PS&Marketing also resolved to acquire retail stores, including their assets and liabilities, of LCNC Co., Ltd (“LCNC”). The acquisitions were completed on April 30, 2014 at a purchase price of Won 124.5 billion for the assets acquired from SK Networks and a purchase price of Won 10 billion for the assets acquired from LCNC.

[NSOK]

On March 31, 2015, NSOK acquired the unmanned electronic security business of Joeun Safe to expand its unmanned security business The acquisition cost, which had been reported on January 5, 2015 as Won 19.4 billion, was subject to adjustment depending on the customer transfer rate. The final acquisition cost was determined to be Won 16.9 billion.

[Iriver]

(1)	Merger of Iriver CS Co., Ltd. (“Iriver CS”)

Pursuant to the resolution of its board of directors on November 18, 2014, Iriver decided to merge with Iriver CS, its wholly-owned subsidiary, with Iriver as the surviving entity. The merger was completed based on the merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on January 31, 2015 and February 2, 2015, respectively.

(2)	Acquisition of shares of S.M. Life Design Company Japan Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Iriver approved a contract to acquire a total of 1,000,000 shares of S.M. Life Design Company Japan Inc. (a 100% equity interest) from S.M. Entertainment Japan Co., Ltd. with the purposes of entering foreign markets and maximizing business synergy. Iriver acquired control of S.M. Life Design Company Japan Inc. upon its completion of payment for the shares on September 1, 2017.

(3)	Merger of S.M. Mobile Communications JAPAN Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Iriver decided to merge with S.M. Mobile Communications JAPAN Inc., a contents and information distribution company, with the purpose of reinforcing its contents based device business and enhancing managerial efficiency. As of October 1, 2017, Iriver merged S.M. Mobile Communications JAPAN Inc. into it with a merger ratio of 1:1.6041745, based on which Iriver issued 4,170,852 new common shares.

[SK M&Service]

(1)	Acquisition of SK Planet’s BENEPIA business

Pursuant to the resolutions of its board of directors and its extraordinary shareholders meeting held on May 29, 2017, SK M&Service decided to acquire SK Planet’s BENEPIA business (including agency service for the Flexible Benefit Plan and related tangible and intangible assets, goodwill, systems, etc.) for Won 7.5 billion on July 1, 2017.

E.	Other Important Matters related to Management Activities

[SK Telecom]

(1)	Issuance of bonds

On May 14, 2014, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 50 billion (with an annual interest rate of 3.301% and a maturity date of May 14, 2019), Won 150 billion (with an annual interest rate of 3.637% and a maturity date of May 14, 2024), Won 50 billion (with embedded options, an annual interest rate of 4.725% and a maturity date of May 14, 2029), and Won 50 billion (with embedded options, an annual interest rate of 4.72% and a maturity date of May 14, 2029).

On October 28, 2014, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 160 billion (with an annual interest rate of 2.53% and a maturity date of October 28, 2019), Won 150 billion (with an annual interest rate of 2.66% and a maturity date of October 28, 2021), and Won 190 billion (with an annual interest rate of 2.82% and a maturity date of October 28, 2024).

On February 26, 2015, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 100 billion (with an annual interest rate of 2.40% and a maturity date of February 26, 2022, Won 150 billion (with an annual interest rate of 2.49% and a maturity date of February 26, 2025), and Won 50 billion (with an annual interest rate of 2.61% and a maturity date of February 26, 2030).

On July 17, 2015, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 90 billion (with an annual interest rate of 1.89% and a maturity date of July 17, 2018), Won 70 billion (with an annual interest rate of 2.66% and a maturity date of July 17, 2025), Won 90 billion (with an annual interest rate of 2.82% and a maturity date of July 17, 2030), and Won 50 billion (with an annual interest rate of 3.40% and a maturity date of July 17, 2030).

On November 30, 2015, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 80 billion (with an annual interest rate of 2.073% and a maturity date of November 30, 2018), Won 100 billion (with an annual interest rate of 2.550% and a maturity date of November 30, 2025), Won 70 billion (with an annual interest rate of 2.749% and a maturity date of November 30, 2035), and Won 50 billion (with embedded options, an annual interest rate of 3.100% and a maturity date of November 30, 2030).

On March 4, 2016, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 70 billion (with an annual interest rate of 1.651% and a maturity date of March 4, 2019), Won 100 billion (with an annual interest rate of 1.802% and a maturity date of March 4, 2021), Won 90 billion (with an annual interest rate of 2.077% and a maturity date of March 4, 2026), and Won 80 billion (with an annual interest rate of 2.243% and a maturity date of March 4, 2036).

On June 3, 2016, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 50 billion (with an annual interest rate of 1.621% and a maturity date of June 3, 2019), Won 50 billion (with an annual interest rate of 1.709% and a maturity date of June 3, 2021), Won 120 billion (with an annual interest rate of 1.973% and a maturity date of June 3, 2026), and Won 50 billion (with an annual interest rate of 2.172% and a maturity date of June 3, 2031).

On April 25, 2017, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 60 billion (with an annual interest rate of 1.925% and a maturity date of April 25, 2020), Won 120 billion (with an annual interest rate of 2.168% and a maturity date of April 25, 2022), Won 100 billion (with an annual interest rate of 2.552% and a maturity date of April 25, 2027), and Won 90 billion (with an annual interest rate of 2.649% and a maturity date of April 25, 2032).

On November 10, 2017, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 100 billion (with an annual interest rate of 2.388% and a maturity date of November 10, 2020), Won 80 billion (with an annual interest rate of 2.634% and a maturity date of November 10, 2022), and Won 100 billion (with an annual interest rate of 2.840% and a maturity date of November 10, 2027).

(2)	Issuance of hybrid securities

In June 2013, the Company issued Won 400 billion principal amount of hybrid securities in the form of unguaranteed subordinated bonds with an annual interest rate of 4.21%, which is based on the five-year Korean government bond yield plus a spread. An additional spread of 0.25% is payable beginning ten years from the date of issuance and an additional spread of 0.75% is payable after 25 years from the date of issuance. The Company classified the hybrid securities as equity, as there is no contractual obligation to deliver financial assets to the bondholders. The maturity date of the hybrid securities is June 7, 2073, which can be extended by the Company without any notice or announcement.

[SK Broadband]

SK Broadband acquired subscribership of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for its broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved the purchase of subscribership, SK Broadband did not believe that such acquisitions rose to the level of purchasing an entire business line from another company or were likely to have a material impact on its business, and therefore decided that such acquisitions did not require resolutions of its shareholders.

3. Total Number of Shares

A.	Total Number of Shares

(As of December 31, 2017)		(Unit: in shares)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	10,136,551	—	10,136,551	—
VI. Number of shares outstanding (IV-V)	70,609,160	—	70,609,160	—

B.	Treasury Shares

(1)	Acquisitions and dispositions of treasury shares

(As of December 31, 2017)							(Unit: in shares)
Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	10,136,551	—	—	—	10,136,551
			Preferred shares	—	—	—	—	—
		Direct over-the- counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	10,136,551	—	—	—	10,136,551
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Total			Common shares	10,136,551	—	—	—	10,136,551
			Preferred shares	—	—	—	—	—

4. Status of Voting Rights

(As of December 31, 2017)		(Unit: in shares)
Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	10,136,551	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting rights (F = A - B - C - D + E)	Common share	70,609,160	—
	Preferred share	—	—

5. Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 31st General Meeting of Shareholders held on March 20, 2015.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 378th Board of Directors’ Meeting on July 23, 2015.

(3)	Distribution of cash dividends was approved during the 32nd General Meeting of Shareholders held on March 18, 2016.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 393rd Board of Directors’ Meeting on July 28, 2016.

(5)	Distribution of cash dividends was approved during the 33rd General Meeting of Shareholders held on March 24, 2017.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 404th Board of Directors’ Meeting on July 28, 2017.

(7)	Distribution of cash dividends was approved during the 34th General Meeting of Shareholders held on March 21, 2018.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

B.	Dividends for the Last Three Fiscal Years

(Unit: in millions of Won, except per share values and percentages)
Classification		As of and for the year ended December 31, 2017	As of and for the year ended December 31, 2016	As of and for the year ended December 31, 2015
Par value per share (Won)		500	500	500
(Consolidated) Net income		2,599,829	1,675,967	1,518,604
Net income per share (Won)		36,582	23,497	20,988
Total cash dividend		706,091	706,091	708,111
Total stock dividends		—	—	—
(Consolidated) Percentage of cash dividend to available income (%)		27.2	42.1	46.6
Cash dividend yield ratio (%)	—	3.6	4.3	4.6
	—	—	—	—
Stock dividend yield ratio (%)	—	—	—	—
	—	—	—	—
Cash dividend per share (Won)	—	10,000	10,000	10,000
	—	—	—	—
Stock dividend per share (share)	—	—	—	—
	—	—	—	—

*	Net income per share means basic net income per share. The cash dividend per share amounts include the respective interim cash dividend per share amounts.

II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, and (3) other businesses consisting of platform services and Internet portal services, among others.

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business

Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	Network O&S Co., Ltd.	Maintenance of switching stations
	Service Ace Co., Ltd	Management and operation of customer centers

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management, including video on demand, and mobile IPTV services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, voice services using Internet protocol, Mobile Virtual Network Operator (“MVNO”) business and automated security services
	Home & Service Co., Ltd.	System maintenance of high-speed Internet, IPTV and fixed-line services

Other business	SK Planet Co., Ltd.	Various platform services such as 11st, Syrup, OK Cashbag in the commerce area
	SK TechX Co., Ltd.	Develop and supply system software for SK Telecom
	Onestore Co., Ltd.	Operate app store
	SK Communications Co., Ltd.	Integrated portal services through NATE and instant messaging services through NATE-ON
	SK M&Service Co., Ltd.	System software development, distribution and technical support services and other online information services
	Iriver Ltd.	Audio and video device manufacturing
	NSOK Co., Ltd.	Security system services
	SK Planet America LLC	System software development, distribution and investments
	Shopkick Management Company, Inc.	System software development, distribution and investments
	Atlas Investment	Investments

[Wireless Business]

A.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services. Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (internet connection and management, media contents and others). The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including size of population that uses telecommunication services and telecommunications expenditures per capita. While it is possible for Korean telecommunication service providers to provide services abroad through acquisitions or otherwise, foreign telecommunication services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunication services.

The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced LTE-A, LTE and 3G smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through the commercialization of LTE network in July 2011 and LTE-A network in June 2013, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly.

In the first half of 2014, wideband LTE-A service was commercialized and on December 29, 2014, tri-band LTE-A service with a maximum speed of 300 Mbps was also commercialized. Since June 2017, through the commercialization of 5band CA technology, which is considered the final stage of LTE development, we have provided 4.5G service at the speed of 700Mbps to 900Mbps. Such achievements were the building blocks towards the Company’s LTE penetration reaching 75.7% as of December 31, 2017.

B.	Growth Potential

		(Unit: in 1,000 persons)
Classification		As of December 31,
		2017	2016	2015
Number of subscribers	SK Telecom	26,753	26,428	25,928
	Others (KT, LGU+)	28,375	27,018	26,088
	MVNO	7,523	6,841	5,921
	Total	62,651	60,287	57,937

*	Source: Wireless subscriber data from the Ministry of Science and ICT (“MSIT”) as of December 31, 2017.

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services is expected to increase due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the business-to-business segment, which creates added value by selling and developing various solutions. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Set forth below is the historical market share of the Company.

	(Unit: in percentages)
Classification	As of December 31,
	2017	2016	2015	2014
Mobile communication services	48.20	49.09	49.41	50.22

*	Source: MSIT website and each Korean telecommunications company’s respective earnings releases (including MVNOs).

D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunications service provider into a comprehensive ICT service provider. It has continued to innovate the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts. As a result, in 2017, the Company recorded Won 17,520 billion in revenue and Won 1,537 billion in operating income on a consolidated basis and Won 12,468 billion in revenue and Won 1,698 billion in operating income on a separate basis. In particular, the number of subscribers subscribing to “Band Data” plans, which was launched in the second quarter of 2015, has continued to steadily increase in 2017, which in turn led to an increase in data usage. The success of Luna, a smartphone launched in September 2015 that was designed to run exclusively on the Company’s networks, led to the launch of various other relatively low-priced devices and became an example of successfully targeting a niche market.

By continuing to be innovative in developing core competencies, the Company has more firmly established its position as the market leader in wireless telecommunications. The competitive environment of the wireless telecommunications industry has become more focused on retention. In 2017, the average monthly churn rate was 1.4%. The number of subscribers (including MVNO subscribers) as of December 31, 2017 was 30.2 million, an increase of approximately 600,000 since December 31, 2016. In particular, the number of smartphone subscribers as of December 31, 2017, was 23.0 million, an increase of approximately 1.1 million since December 31, 2016, propelled by 22.9 million LTE subscribers, solidifying the Company’s market leadership. In addition, the Company continued to sell products targeted towards second devices such as the T Kids’ phone – Joon and T Outdoor, which the Company believes shows a level of demand that can potentially lead to growth of the lifestyle enhancement platform.

Following the launch of commercial LTE services in July 2011, the Company became the first telecommunications service provider in the world to launch commercial wideband LTE-A services in June 2014. The Company launched tri-band LTE-A services in December 2014 and 5band 4.5G services in June 2017. By launching various high quality services utilizing the LTE-A and wideband LTE networks such as group video conference call services and full high definition mobile IPTV streaming services, the Company plans to provide an innovative user experience, enhance customer satisfaction and increase profitability.

The Company has proved that it has superior network quality compared to its competitors according to the Korea Communications Commission quality evaluations. The Company has also proved to be the leader in Korea’s top three customer satisfaction indices: according to the National Customer Satisfaction Index, Korean Customer Satisfaction Index and Korean Standard Service Quality Index, the Company has continued to hold the leading position for 21 years, 20 years and 18 years, respectively. The Company received the highest level of evaluation in 2016 by the Korea Commission for Corporate Partnership for the fifth consecutive year and was selected for the commission’s Honored Corporation Award, demonstrating the Company’s efforts to be fair and law-abiding in its path towards creating a New ICT ecosystem.

SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, ‘SK 7Mobile,’ which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students. An MVNO leases the networks of an MNO and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

Network O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Industry Characteristics

The Korean fixed-line services industry is marked by a relatively low level of economic sensitivity and high level of market concentration, as the government is highly selective in granting telecommunications business licenses. The competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+. Growing competition within the industry has promoted rapid technological evolution, including the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications. In general, the fixed-line and wireless services markets have been characterized by relatively high profitability, cash flows and financial stability.

In the backdrop of increasing regulation in the fixed-line industry, competition to provide Giga services has intensified and the growth of high-speed internet subscribers has slowed. It is currently expected that the rate of increase of IPTV subscribers will decrease, among others, due to the conversion to digital broadcasting. In order to differentiate itself from its competitors, the Company believes that it will need to provide customers with high quality media content on its IPTV platform. Additionally, the Company expects increased demand for ultra-high definition broadcasting. Such changing trends of broadcasting consumption present opportunities to incorporate the Company’s IoT, cloud and big data technologies into the Company’s home platform business to achieve new growth. The Company plans to increase its subscriber base by providing differentiated services and focusing on marketing strategies centered around high value services such as Giga services and ultra-high definition broadcasting services.

B.	Growth Potential

(Unit: in 1,000 persons for high-speed Internet and fixed-line telephone, in 1,000 terminals for IPTV)
		As of December 31,
Classification		2017	2016	2015
Fixed-line Subscribers	High-speed Internet	21,196	20,556	20,025
	Fixed-line telephone	15,039	15,746	16,341
	IPTV (real-time)	13,314	11,850	10,992

*	Source: MSIT website.
*	Number of IPTV subscribers as of December 31, 2017 is the average number of IPTV subscribers in the first six months of 2017 based on MSIT announcements on November 9, 2017.

C.	Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are mature markets that are comparatively less sensitive to cyclical economic changes as such services have become more of a necessity and the market has matured. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

D.	Market Shares

Set forth below is the historical market share of the Company.

	(Unit: in percentages)
	As of December 31,
Classification	2017	2016	2015
High-speed Internet (including resales)	25.7	25.3	25.1
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	16.9	16.9	17.1
IPTV	30.6	30.7	30.5

*	Source: MSIT website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
*	The number of IPTV subscribers was taken from data announced by the MSIT on November 9, 2017, and the number of IPTV subscribers as of December 31, 2017, was calculated using the average number of subscribers for the first six months of 2017.

E.	Business Overview and Competitive Strengths

For the year ended December 31, 2017, we recorded Won 3,526 billion in revenue, Won 127 billion in operating income and Won 30 billion in profit for the period for our fixed-line business. Revenue increased primarily due to an increase in revenue from IPTV and we achieved stable growth in profitability despite investments made for the improvement of our network infrastructure and the strengthening of our media platform. As of December 31, 2017, the number of subscribers to each of our high-speed internet, fixed-line telephones (including VoIP) and IPTV services was 5.44 million, 4.11 million and 4.37 million, respectively. In addition, our domestic and international credit ratings for SK Broadband remain unchanged from last year, and we maintained a stable financial position throughout 2017 by improving profitability.

The high-speed internet business is a relatively mature market and the number of our new subscribers decreased in 2017. However, we continued to expand growth in premium services, mainly our Giga internet service. By enhancing the efficiency of our distribution channel and upgrading our customer retention system, we solidified our market position and continued to reduce churn rates.

While the number of new IPTV subscribers has decreased due to the increased proportion of pay TV subscribers and high-speed internet users that have converted to digital broadcasting, we achieved high revenue growth with an increase in the number of subscribers of premium services including our ultra-high definition broadcasting service, the increase in sales of paid content and expansion of our platform businesses such as media advertisement. In addition, in the face of diversified customer needs and the growing trend of convergence services, we expanded efforts to differentiate content, adopt big data analysis technologies and reinforce competitiveness in business areas such as artificial intelligence. We believe that such competition in services present growth opportunities for our home platform business, particularly in connection with the fourth industrial revolution. By upgrading our user interface, strengthening content competitiveness and customer satisfaction, we expanded our market position and shifted toward a subscriber base with higher average revenue per subscriber in areas such as ultra-high definition services. In addition, we increased the platform value of Oksusu by focusing on original content competitiveness while launching a PC web version and restructuring its user interface.

In our corporate business, we employed customer-centered marketing strategies to target differentiated markets to expand our platform business and will continue efforts to maximize platform potential. In addition, we increased profitability by focusing on our core line-based business and also expanded our growth businesses.

SK Telink, a provider of international telecommunications service, has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed the Company to expand its international calling services to fixed-line international calling services. In 2005, SK Telink obtained a license to operate VoIP services and local calling value-added services to develop into a versatile fixed-line telecommunications service provider. SK Telink plans to strategically target the convergence of wireless and fixed-line telecommunications and strengthen its existing business, including international and long-distance calling services, value-added services for local calling and B2B services, and video conference call services while aiming to satisfy the diverse needs of customers by providing quality solutions at reasonable prices.

[Other Business]

A.	Industry Characteristics

As the number of smartphones distributed in Korea exceeds 40 million, the growth in various mobile devices has spurred the rise of the service provider with a strong platform business as the leader in the ICT market. It is becoming increasingly important to enhance competitiveness by building a platform with large data capacity to handle the increase in data transmission.

A platform business acts as an intermediary by promoting interactions among various customer groups, thereby generating new values. It is important for a platform business to continually attract subscribers and users and to create an ecosystem with certain lock-in effects. A platform can exist in various forms, including as a technological standard (iOS, Android OS), a subscriber-based service platform (Facebook, Twitter) or a marketplace (Amazon, Onestore). Platform businesses are evolving and expanding globally.

A platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple became a world-leading smartphone producer based on its innovative design and the competitive strength of its App Store platform. Google has created a new ecosystem of long-tail advertising by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS. It is becoming increasingly important to enhance competitiveness through a database that can register and analyze purchase patterns of customers across all areas and a platform with large data capacity with which to utilize this database and provide differentiated services to customers.

B.	Growth Potential

The scope and value generated by the platform business, including application and content marketplaces and N-screen services, continue to increase as smartphones and tablet computers become more popular and the bandwidth and speed of network infrastructure improve. As the wireless network evolves to LTE, business opportunities for the platform business exist, including multimedia streaming, N-screen service based on cloud technology and high-definition location-based services. Since the platform business realizes profit by connecting with advertisements or commerce sites after building a critical mass of subscribers and traffic, the recent growth in the advertising and commerce markets is expected to present an opportunity for platform businesses. The importance of building a platform with large data capacity that is connected to various digital contents and commerce is expected to increase in the future.

C.	Domestic and Overseas Market Conditions

(1)	Commerce markets

The Company expects that online/mobile commerce markets will continue to grow due to the growth potential of the Internet shopping population, the strengthening of online business models by off-line operators, and the rapid rise of mobile commerce. Recently, due to the widespread use of smartphones and social media, the commercialization of location-based services and the development of big data technology, online to offline (or, O2O) business, which is a concept of attracting customers to offline stores using online and mobile environments, is being highlighted as a new field in the online commerce market industry as new business models continue to emerge.

(2)	Digital contents

The growth of application marketplaces, which started with Apple’s App Store, provides the platform business with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among eco-systems that include application developers as well as platform operators.

D.	Business Overview and Competitive Strengths

The Company plans to expand its platform ecosystem in operating its commerce business which includes marketplace and O2O businesses, such as 11st, Syrup and OK Cashbag, thereby ultimately increasing its enterprise value.

(1)	Commerce business

11st, an online marketplace, has continued its growth through effective marketing and customer satisfaction. Despite its later entry into the online commerce market (launched in 2008) which was already divided between Auction and G-Market, it is leading the domestic e-commerce market. Furthermore, 11st has established itself as the domestic market leader in mobile commerce, following its successful entry into and rapid growth in this market. Growth plans involving overseas joint ventures based on 11st’s business expertise have resulted in the successful launch of an open online commerce market in Turkey in partnership with Doğuş Group in March 2013. In October 2014, SK Planet and Celcom Axiata Berhad, which is a leading telecommunications service provider in Malaysia, established a joint venture, Celcom Planet, and launched online commerce services tailored to the Malaysian market in April 2015. 11st is not only actively engaged in operating such business in Malaysia, but has also launched its service in Thailand in February 2017.

Syrup is a consumer-oriented commerce service with the goal of minimizing its customers’ time and efforts while maximizing the economic benefits by providing information about coupons and events based on time, place and occasion. To achieve this goal, Syrup combines location-based services, such as geo-fencing, a virtual perimeter technology using a global positioning system (or, GPS) and Bluetooth Low Energy (or, BLE), with big data analysis of consumption patterns. Syrup’s business partners can benefit from cost-effective marketing through Syrup by utilizing statistics and analysis regarding consumers’ frequency of visits, preferred products, and consumption patterns.

OK Cashbag is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. As Korea’s largest loyalty mileage program, OK Cashbag maintains a leading position in the industry. The Company is continuing to develop its service in light of market conditions and customers’ needs to enhance its customers’ perception of point value and is reviewing and pursuing various plans to develop OK Cashbag into a service that goes beyond a mileage program that leverages the key competitiveness of OK Cashbag such as its platform and partnership network.

(2)	Location-based services

T-Map Navigation provides map, local information, real-time traffic information and navigation services. T-Map Navigation is one of the leading location-based service platforms in Korea. By entering the Online to Offline service area with T map Taxi, T map Public Transportation and others, the Company is expanding its mobile platform foundation that connects day to day life. In September 2016, the Company launched T-Map x NUGU, which provides a new form of intelligent car infortainment service in collaboration with the Company’s artificial intelligence (“AI”) service, NUGU. The Company has continued to secure subscribers by differentiating its product T-map x NUGU as a unique “artificial intelligence driving assistant.” The Company has also focused on providing effective “info-tainment” platforms to commercial vehicle businesses as well as providing localized content, including region-specific information and advertisements. The Company plans to further develop the T-Map Navigation platform by initiating open application programming interface-based services, providing services to more diverse types of devices and providing local area-based services.

(3)	Digital contents

Onestore, an application platform launched in 2016 through a joint venture between SK Telecom, KT, LG U+ and Naver’s app store, launched Onestore 2.0, which showcases the particular benefits of the application platform. The Company intends to further develop Onestore into a personalized gateway and mobile playground through enhanced product and brand competitiveness, expansion of the scope of serviceable devices, reinforcement of digital content offerings and enhancement of search services, among other things.

(4)	Social networking services (“SNS”) and Internet portal services

The Company’s instant messenger service, “Nate-On,” had a market share of 13.1% in the instant messenger market in Korea with 2.2 million net users during the month of December 2017. “Nate,” the Company’s Internet search portal service, realized a page-view market share of 3.7% as of December 31, 2017. (Source: Korean Click, based on fixed-line access)

2. Updates on Major Products and Services

(Unit: in millions of Won and percentages)
Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount (ratio)
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Network O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, Band Data and others	13,262,135 (76%)
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv , 00700 international call, 7Mobile and others	2,724,151 (16%)
Other	SK Planet Co., Ltd., SK TechX Co., Ltd., Onestore Co., Ltd., SK Communications Co., Ltd., M&Service Co., Ltd., SKP America, LLC, Shopkick Mgmt. Co., Ltd.	Internet portal service and e-commerce	11st, OK Cashbag, NATE, Onestore and others	1,533,727 (8%)
Total				17,520,013 (100%)

[Wireless Business]

As of December 31, 2017, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 and the usage fee was Won 1.98 per second.

[Fixed-line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate data services and other services for both individual and corporate customers. As of December 31, 2017, SK Broadband’s revenue comprised of 27.7% broadband Internet, 33.6% TV services, 2.6% telephony services, 32.4% corporate data services and 3.7% other telecommunications services. Price fluctuations in the different services provided by SK Broadband are due to discounts provided for long term contracts, changes in equipment costs and competition between companies.

[Other Business]

Set forth below are major products and services of the Company’s material consolidated subsidiaries.

Business	Item	Major Trademarks
Platform	ICT services, new media services, advertisement services, telecommunications sales, e-commerce and others	Syrup, Onestore, 11st, OK Cashbag and others
Advertisement (Display, Search)	Online advertisement services	Nate, Nate-On
Contents and others	Pay content sales and other services	Nate, Nate-On

3. Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount		Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Year ended December 31, 2017	Network, systems and others	Capacity increase and quality improvement; systems improvement	20,000		19,839	—
Total					20,000	*	19,839	—

*	On February 3, 2017, the Company disclosed its 2017 capital expenditure budget.

B.	Future Investment Plan

(Unit: in 100 millions of Won)
Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2018	2019	2020
Network/Common	Network, systems and others	21,000	21,000	To be determined	To be determined	Upgrades to the existing services and expanded provision of services including wideband LTE-A
Total		21,000	21,000	To be determined	To be determined

[Fixed-line Business]

A.	Investment in Progress

For the year ended December 31, 2017, the Company spent Won 790.0 billion for capital expenditures as set out below. In 2018, the Company plans to make a similar level of capital expenditures to expand network coverage and upgrade its media platform, but does not expect such expenditures to have a material adverse effect on the Company’s financial structure through improvements in investment efficiency.

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	Year ended December 31, 2017	Backbone and subscriber network/ others	Expand subscriber networks and facilities	3,083	To be determined
Residential fixed-line telephone					79
Television					1,178
Corporate Data				Increase leased-line and integrated information system	1,441
Others				Expand networks and required space	1,579
Total					7,900

4. Revenues

		(Unit: in millions of Won)
Business	Sales type	Item		For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Wireless	Services	Mobile communication	Export	20,507	17,393	15,035
			Domestic	13,241,628	12,987,516	13,254,243
			Subtotal	13,262,135	13,004,909	13,269,278
Fixed-line	Services	Fixed-line, B2B data, High-speed Internet, TV	Export	84,395	92,630	94,387
			Domestic	2,639,756	2,558,563	2,400,186
			Subtotal	2,724,151	2,651,193	2,494,573
Other	Services	Display and Search ad., Content	Export	41,233	42,205	53,622
			Domestic	1,492,494	1,393,509	1,319,261
			Subtotal	1,533,727	1,435,714	1,372,883
Total			Export	146,135	152,228	163,044
			Domestic	17,373,878	16,939,588	16,973,690
			Total	17,520,013	17,091,816	17,136,734

(Unit: in millions of Won)
For the year ended December 31, 2017	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation
Total sales	14,873,543	3,586,887	1,880,739	20,341,169	(2,821,156)	17,520,013
Internal sales	1,611,408	862,736	347,012	2,821,156	(2,821,156)	—
External sales	13,262,135	2,724,151	1,533,727	17,520,013	—	17,520,013
Operating income (loss)	1,714,078	167,515	(344,967)	1,536,626	—	1,536,626
Profit (loss) for the period						3,403,249
Total assets	26,285,065	4,383,116	2,668,463	33,336,644	92,025	33,428,669
Total liabilities	10,962,194	2,779,686	1,217,179	14,959,059	440,416	15,399,474

5. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency swap contracts under cash flow hedge accounting as of December 31, 2017 are as follows:

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 – Jul. 20, 2027
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	Foreign currency risk	Cross currency swap	Standard Chartered and nine other banks	Nov. 1, 2012 – May. 1, 2018
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank	Mar. 7, 2013 – Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk	Cross currency swap	Korea Development Bank and others	Oct. 29, 2013 – Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated loan face value of US$57,535,000)	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022
Dec. 20, 2016	Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 49,000 million)	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 20, 2016 – Dec. 20, 2021
January 30, 2017	Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 32,667 million)	Interest rate risk	Interest rate swap	Korea Development Bank	Nov. 10, 2016 – Jul. 30, 2019
March 31, 2017	Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 30,000 million)	Interest rate risk	Interest rate swap	Korea Development Bank	March 31, 2017 – March 31, 2020
December 21, 2017	Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 50,000 million)	Interest rate risk	Interest rate swap	Korea Development Bank	December 5, 2017 – December 21, 2022

B.	Treatment of Derivative Instruments on the Balance Sheet

As of December 31, 2017, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(Unit: in millions of Won; in thousands of foreign currencies)
Hedged item	Fair value
	Cash flow hedge	Trading purposes	Embedded derivatives	Total
Bluehole Inc. convertible preferred stock	—	—	222,257	222,257
Non-current assets:
Structured bond (face value of Won 50,000 million)	—	9,054	—	9,054
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	21,554	—	—	21,554
Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 49,000 million)	307	—	—	307
Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 28,553 million)	43	—	—	43
Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 50,000 million)	(2)	—	—	(2)
Total assets:				253,213
Current liabilities:
Floating-to-fixed interest rate swap (U.S. dollar denominated bonds face value of US$ 700,000,000)	(27,791)	—	—	(27,791)
Floating-to-fixed interest rate swap (U.S. dollar denominated bonds face value of US$ 300,000,000)	(615)	—	—	(615)
Non-current liabilities:
Floating-to-fixed interest rate swap (U.S. dollar denominated bonds face value of US$ 300,000,000)	(7,613)	—	—	(7,613)
Fixed-to-fixed interest rate swap (U.S. dollar denominated bonds face value of US$ 51,775,000)	(3,106)	—	—	(3,106)
Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 30,000 million)	(345)	—	—	(345)
Total liabilities:				(39,470)

6. Major Contracts

[SK Telecom]

(Unit: in 100 millions of Won)
Category	Vendor	Start Date	Completion Date	Contract Title	Contract Amount
Real Estate	SK Broadband Co., Ltd.	February 1, 2017	January 31, 2020	Namsan Office Building Lease Contract	63
Real Estate	Kyowon Kumon Corp.	August 22, 2017	September 20, 2017	Disposal Contract of idle lots in Euljiro 2, 18-9	18
Real Estate	Multiple	March 15, 2017	December 28, 2017	Contracts relating to land acquisitions (7)	82
Subtotal					163

[SK Broadband]

Below are SK Broadband’s contracts related to its telecommunications equipment. In addition to the below, SK Broadband also has entered into various real estate rental agreements.

Counterparty	Contract Contents	Contract Period	Note
Telecommunication service providers	Interconnection among telecommunication service providers	—	Automatically renewed for two years at a time unless specific amendments are requested
KEPCO	Provision of electric facilities	From Nov. 2016 to Nov. 2018 (Unless special reasons arise, the usage period will be renewed annually)	Use of electricity poles
Seoul City Railway	Use of telecommunication line conduits	From Jan. 2015 to Dec. 2017	Use of railway telecommunication conduit (Serviced areas to expand)
Busan Transportation Corporation	Use of telecommunication line conduits	From August 1, 2017 to July 31, 2019 (Renewed two year contract upon completing evaluation of usage unit price)	Use of railway telecommunication conduit
Seoul Metro	Use of telecommunication line conduits	From May 2010 to May 2013 (Renewal in progress, currently in discussion to decide usage unit price, future plans to enter into a contract)	Use of railway telecommunication conduit (Serviced areas to expand)
Gwangju City Railway	Use of telecommunication line conduits	From Sept. 2010 to Dec. 2012 (Renewal in progress, in the completion stage of transitioning to private network system, currently reviewing whether to renew contract at the end of 2016)	Use of railway telecommunication conduit (Service lease)

*	Renewal is in progress after negotiation of lower usage fees.

[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
Kakao Corp.	Cost-per-click Internet search advertisement	—	Amount determined based on the number of clicks

*	SK Communications and Kakao Corp. have agreed not to publicly disclose the contract period with respect to the contract with Kakao Corp.

7. R&D Investments

Set forth below are the Company’s R&D expenditures.

(Unit: in millions of Won except percentages)
	Category	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015	Remarks
	Raw material	1,261	659	1,267	—
	Labor	139,845	116,108	68,969	—
	Depreciation	144,301	125,827	147,577	—
	Commissioned service	76,042	54,714	37,001	—
	Others	53,112	53,785	67,888	—
	Total R&D costs	414,562	351,093	322,702	—
Accounting	Sales and administrative expenses	395,276	344,787	315,790	—
	Development expenses (Intangible assets)	19,285	6,306	6,912	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.37%	2.05%	1.88%	—

8. Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company’s Brand Management Council in charge of overseeing its systematic corporate branding operates full-time to execute decisions involving major brands and operates ‘Comm.ON,’ an intranet system to manage the development, registration and licensing of brands.

B.	Business-related Intellectual Property

[SK Telecom]

As of December 31, 2017, the Company holds 5,364 Korean-registered patents and 1,417 foreign-registered patents. The Company holds 762 Korean-registered trademarks and owns intellectual property rights to the design of the alphabet “T.” The designed alphabet “T” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of December 31, 2017, SK Broadband holds 362 Korean-registered patents relating to high-speed Internet, telephone and IPTV service. In addition, SK Broadband has applied for a patent relating to two-way broadcasting system. SK Broadband also holds a number of trademarks and service marks relating to its service and brand.

[SK Planet]

As of December 31, 2017, SK Planet held 2,484 registered patents, 129 registered design marks, 1,306 registered trademarks and 9 copyrights (including those held jointly with other companies) in Korea. It also holds 162 U.S.-registered patents, 104 Chinese-registered patents, 74 Japanese-registered patents, 52 E.U.-registered patents (all including patents held jointly with other companies) and 410 registered trademarks, along with a number of other intellectual property rights, in other countries.

[SK Communications]

As of December 31, 2017, SK Communications held 93 registered patents, 26 registered design rights and 506 registered trademarks in Korea.

C.	Business-related Pollutants and Environmental Protection

The Company does not engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

III.	FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of and for the years ended December 31, 2017, 2016 and 2015. The Company’s audited consolidated financial statements as of and for the years ended December 31, 2017 and 2016, which are prepared in accordance with K-IFRS, are attached hereto.

(Unit: in millions of Won except number of companies)
	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
Assets
Current Assets	6,201,799	5,996,628	5,160,242
• Cash and Cash Equivalents	1,457,735	1,505,242	768,922
• Accounts Receivable – Trade, net	2,126,007	2,240,926	2,344,867
• Accounts Receivable – Other, net	1,260,835	1,121,444	673,739
• Others	1,357,222	1,129,016	1,372,714
Non-Current Assets	27,226,870	25,301,035	23,421,145
• Long-Term Investment Securities	887,007	828,521	1,207,226
• Investments in Associates and Joint Ventures	9,538,438	7,404,323	6,896,293
• Property and Equipment, net	10,144,882	10,374,212	10,371,256
• Intangible Assets, net	3,586,965	3,776,354	2,304,784
• Goodwill	1,915,017	1,932,452	1,908,590
• Others	1,154,561	985,173	732,996
Total Assets	33,428,669	31,297,663	28,581,387
Liabilities
Current Liabilities	7,109,123	6,444,099	5,256,493
Non-Current Liabilities	8,290,351	8,737,134	7,950,798
Total Liabilities	15,399,474	15,181,233	13,207,291
Equity
Equity Attributable to Owners of the Parent Company	17,842,139	15,971,399	15,251,079
Share Capital	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	196,281	199,779	189,510
Retained Earnings	17,835,946	15,953,164	15,007,627
Reserves	(234,727)	(226,183)	9,303
Non-controlling Interests	187,056	145,031	123,017
Total Equity	18,029,195	16,116,430	15,374,096
Total Liabilities and Equity	33,428,669	31,297,663	28,581,387
Number of Companies Consolidated	39	38	37

(Unit: in millions of Won except number of companies)
	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Operating Revenue	17,520,013	17,091,816	17,136,734
Operating Income	1,536,626	1,535,744	1,708,006
Profit Before Income Tax	3,403,249	2,096,139	2,035,365
Profit for the Period	2,657,595	1,660,101	1,515,885
Profit for the Period Attributable to Owners of the Parent Company	2,599,829	1,675,967	1,518,604
Profit for the Period Attributable to Non-controlling Interests	57,766	(15,866)	(2,719)
Basic and Diluted Earnings Per Share (Won)	36,582	23,497	20,988

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of and for the years ended December 31, 2017, 2016 and 2015. The Company’s audited consolidated financial statements as of and for the years ended December 31, 2017 and 2016, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
Assets
Current Assets	3,768,098	3,661,115	2,713,529
• Cash and Cash Equivalents	880,583	874,350	431,666
• Accounts Receivable – Trade, net	1,520,209	1,594,504	1,528,751
• Accounts Receivable – Other, net	1,003,509	772,570	264,741
• Others	363,797	419,691	488,371
Non-Current Assets	21,789,424	21,787,459	20,433,411
• Long-Term Investment Securities	724,603	560,966	726,505
• Investments in Subsidiaries and Associates	9,152,321	8,726,538	8,810,548
• Property and Equipment, net	6,923,133	7,298,539	7,442,280
• Intangible Assets, net	3,089,545	3,275,663	1,766,069
• Goodwill	1,306,236	1,306,236	1,306,236
• Others	593,586	619,517	381,773
Total Assets	25,557,522	25,448,574	23,146,940
Liabilities
Current Liabilities	4,767,401	4,464,160	3,491,306
Non-Current Liabilities	5,782,730	6,727,460	5,876,174
Total Liabilities	10,550,131	11,191,620	9,367,480
Equity
Share Capital	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	371,895	371,481	369,446
Retained Earnings	14,512,556	13,902,627	13,418,603
Reserves	78,301	(61,793)	(53,228)
Total Equity	15,007,391	14,256,954	13,779,460
Total Liabilities and Equity	25,557,522	25,448,574	23,146,940

(Unit: in millions of Won except share data)
	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Operating Revenue	12,468,035	12,350,479	12,556,979
Operating Income	1,697,709	1,782,172	1,658,776
Profit Before Income Tax	1,603,808	1,562,782	1,469,444
Profit for the Period	1,331,114	1,217,274	1,106,761
Basic and Diluted Earnings Per Share (Won)	18,613	17,001	15,233

2. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

B.	Allowance for Doubtful Accounts

(1)	Allowance for Doubtful Accounts of Trade and Other Receivables

	(Unit: in millions of Won)
	For the year ended December 31, 2017
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,378,203	239,448	10%
Loans	161,015	47,311	29%
Accounts receivable – other	1,623,295	75,412	5%
Accrued income	3,979	—	0%
Guarantee deposits	296,517	—	0%
Total	4,463,009	362,171	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2016
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,503,139	241,828	10%
Loans	172,982	48,527	28%
Accounts receivable – other	1,350,090	78,977	6%
Accrued income	2,780	—	0%
Guarantee deposits	302,901	—	0%
Total	4,331,892	369,332	9%

	(Unit: in millions of Won)
	For the year ended December 31, 2015
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,629,605	239,495	9%
Loans	141,878	25,529	18%
Accounts receivable – other	755,151	78,992	10%
Accrued income	10,753	—	0%
Guarantee deposits	299,142	—	0%
Total	3,836,529	344,016	9%

(2)	Movements in Allowance for Doubtful Accounts of Trade and Other Receivables

		(Unit: in millions of Won)
	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Beginning balance	369,332	344,016	328,191
Increase of allowance for doubtful accounts	40,377	78,132	75,773
Reversal of allowance for doubtful accounts	—	—	—
Write-offs	(70,802)	(79,891)	(87,798)
Other	23,264	27,075	27,850
Ending balance	362,171	369,332	344,016

(3)	Policies for Allowance for Doubtful Accounts

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past two years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). For such trade receivables that have been overdue for more than two years after the customer’s service has been terminated, the Company records an allowance of 100% of such receivables. For such trade receivables that have been overdue for less than two years after the customer’s service has been terminated or relates to a customer that is continuing his service, the Company records an allowance of a certain percentage of such receivable. Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4)	Aging of Accounts Receivable

	(Unit: in millions of Won)
	As of December 31, 2017
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,062,580	72,170	156,497	86,955	2,378,203
Percentage	87%	3%	6%	4%	100%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won)
Account Category	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Merchandise	243,975	225,958	242,230
Goods in transit	—	—	—
Other inventories	28,428	33,888	31,326
Total	272,403	259,846	273,556
Percentage of inventories to total assets [Inventories / Total assets]	0.81%	0.83%	0.96%
Inventory turnover [Cost of sales / { (Beginning balance of inventories + Ending balance of inventories) / 2}]	7.09	6.89	7.23

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with its auditors at the end of each year.

D.	Fair Value Measurement

See note 4 of the notes to the Company’s audited consolidated financial statements as of and for the years ended December 31, 2017 and 2016 for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company.

(As of December 31, 2017)			(Unit: in millions of Won except percentages)
Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 57-2	March 3, 2008	March 3, 2018	200,000	Feb. 22, 2008	Shinhan Investment Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 5 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 8, 2017

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 61-2	Dec. 27, 2011	Dec. 27, 2021	190,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 8, 2017

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-1	Aug. 28, 2012	Aug. 28, 2019	170,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-2	Aug. 28, 2012	Aug. 28, 2022	140,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 8, 2017

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	April 23, 2013	April 23, 2023	230,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	April 23, 2013	April 23, 2033	130,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-1	May 14, 2014	May 14, 2019	50,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-4	May 14, 2014	May 14, 2029	50,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-1	Oct. 28, 2014	Oct. 28, 2019	160,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-2	Oct. 28, 2014	Oct. 28, 2021	150,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-1	Feb. 26, 2015	Feb. 26, 2022	100,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-1	July 17, 2015	July 17, 2018	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-1	Nov. 30, 2015	Nov. 30, 2018	80,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-1	March 4, 2016	March 4, 2019	70,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-2	March 4, 2016	March 4, 2021	100,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	March 4, 2016	March 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	March 4, 2016	March 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 8, 2017

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-1	June 3, 2016	June 3, 2019	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-2	June 3, 2016	June 3, 2021	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-1	April 25, 2017	April 25, 2020	60,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-2	April 25, 2017	April 25, 2022	120,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	April 25, 2017	April 25, 2027	100,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	April 25, 2017	April 25, 2032	90,000	April 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 5 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on September 8, 2017

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-1	Nov. 10, 2017	Nov. 10, 2020	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-2	Nov. 10, 2017	Nov. 10, 2022	80,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant
Restriction on Changes of Management Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 25, 2018

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 38-2	April 2, 2014	April 2, 2019	210,000	March 21, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 39	Sept. 29, 2014	Sept. 29, 2019	130,000	Sept. 17, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 40-1	Jan. 14, 2015	Jan. 14, 2018	50,000	Jan. 2, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 40-2	Jan. 14, 2015	Jan. 14, 2020	160,000	Jan. 2, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 41	July 15, 2015	July 15, 2020	140,000	July 3, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 42	Oct. 6, 2015	Oct. 6, 2020	130,000	Sept. 22, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 43-1	Oct. 5, 2016	Oct. 5, 2019	50,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 43-2	Oct. 5, 2016	Oct. 5, 2021	120,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 44	Feb. 3, 2017	Feb. 3, 2022	150,000	Jan. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on August 24, 2017

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 45-1	Oct. 11, 2017	Oct. 11, 2020	30,000	Sept. 20, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 45-2	Oct. 11, 2017	Oct. 11, 2022	140,000	Sept. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 23, 2018

IV.	AUDITOR’S OPINION

1. Auditor (Consolidated)

Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.

2. Audit Opinion (Consolidated)

Period	Auditor’s opinion	Issues noted
Year ended December 31, 2017	Unqualified	N/A
Year ended December 31, 2016	Unqualified	N/A
Year ended December 31, 2015	Unqualified	N/A

3. Remuneration for Independent Auditors for the Past Three Fiscal Years

A.	Audit Contracts

(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Fee	Total number of hours accumulated for the fiscal year
Year ended December 31, 2017	KPMG Samjong Accounting Corp.	Quarterly review	1,470	21,098
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2016	KPMG Samjong Accounting Corp.	Semi-annual review	1,350	19,412
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2015	KPMG Samjong Accounting Corp.	Semi-annual review	1,320	18,127
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

B.	Non-Audit Services Contract with External Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Year ended December 31, 2017	March 10, 2017	Issuance of comfort letters	March 10, 2017 – March 30, 3017	30
	April 28, 2017	Consulting services	April 28, 2017 – May 12, 2017	300
Year ended December 31, 2016	May 10, 2016	Confirmation of financial information	May 10 – May 12, 2016	2
Year ended December 31, 2015	January 9, 2015	Audit of public WiFi	Jan. 9 – Jan. 23, 2015	9
	September 30, 2015	Confirmation of debt ratio	Sept. 30, 2015 – Oct. 5, 2015	3
	November 9, 2015	Audit of public WiFi	Nov. 9 – Nov. 30, 2015	10

4. Change of Independent Auditors

Not applicable.

V.	MANAGEMENT’S DISCUSSION AND ANALYSIS

1.	Forward-Looking Statements

This section contains forward-looking statements with respect to the financial condition, results of operations and business of the Company and plans and objectives of the management of the Company. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements.

The Company does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this section, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Such forward-looking statements were based on current plans, estimates and projections of the Company and the political and economic environment in which the Company will operate in the future, and therefore you should not place undue reliance on them.

Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.

2.	Overview

In 2017, the Company built a solid foundation for its successful growth as Korea’s representative new ICT company. Despite rapid changes in the domestic and overseas environment, the MNO business acheived both stability and growth, recording a turnaround revenue growth in three years and broadening its portfolio to new areas such as media, IoT, commerce and artificial intelligence.

In particular, the wireless telecommunications business recorded a 0.5% growth in revenue compared to the previous year, primarily through reinforcing its handset subscription base with systematic segment marketing and providing differentiated products and services that target the increasing data needs of customers and demand for other benefits. In addition, the Company maintained its annual churn rate at 1.4% through effective marketing that prioritizes retaining existing subscribers and avoiding unncessary competition over market share.

With respect to its digital network technology, the Company continues research and development activities with the aim of pioneering the world’s first commercialization of 5G technology, which is expected to become the fundamental basis of the fourth industrial revolution. The Company has been awarded multiple Global 5G Awards for its contribution to the global standardization of key technologies such as 5G fronthaul and network slicing. The Company successfully demonstrated the world’s first 5G communication technology toward the end of 2017 and has since been at the forefront of the global standardization process of 5G technology.

In addition to its wireless telecommunications business, the Company has continued growth in terms of its IPTV subscription volume and ARPU, while Oksusu’s market position has solidified as the number one mobile OTT (over-the-top) service in Korea. The Company expanded its IoT business and LoRa-based operations by entering into a comprehensive IoT cooperation agreement with the city of Seoul. The e-commerce business continued to remain profitable and recorded revenue growth driven by its mobile platform, while the Company’s AI business broadened its platform and customer base and upgraded user value with the launch of T-map x NUGU.

In 2018, the ICT industry is expected to face new competition due to full-scale digitalization and accelerated convergence of other industries. The Company plans to utilize such growth opportunities with proactive development of key areas in new ICT such as AI and infrastructure, based on which it expects to innovate its wireless telecommunications business and achieve important breakthroughs in its media, IoT and platform service businesses.

The Company’s operating revenue, on a consolidated basis, was Won 17,520.0 billion for the year ended December 31, 2017, a 2.5% increase from 2016 due to an increase in revenue from its wireless business and growth in its subsidiaries, among other reasons. The Company’s operating income, on a consolidated basis, was Won 1,536.6 billion for the year ended December 31, 2017, a 0.1% increase from 2016 due to improved performance of its subsidiaries. For the year ended December 31, 2017, the Company’s EBITDA (as further explained below) and profit for the year were Won 4,783.6 billion and Won 2,657.6 billion, respectively.

In 2017, the Company’s capital expenditures, on a separate basis, were Won 1.98 trillion, which is consistent with the capital expenditure budget set at the beginning of the year. The Company expects to reduce and stabilize network capital expenditure, while expanding investment for the development of improved technologies in growth areas. Cash dividends for 2017 were Won 10,000 per common share, which include interim dividends of Won 1,000 per common share paid during the year.

3.	Analysis of Consolidated Financial Position

(Unit: in billions of Won, except percentages)
	As of December 31, 2017	As of December 31, 2016	Change from 2016 to 2017		Percentage Change from 2016 to 2017
Total Assets	33,428	31,297	2,131		6.8%
Current Assets	6,201	5,997	204		3.4%
• Cash and Marketable Securities(1)	2,172	2,034	138		6.8%
Non-Current Assets	27,227	25,301	1,926		7.6%
• Property and Equipment and Investment Property	10,145	10,374	(229)		(2.2%)
• Intangible Assets and Goodwill	5,502	5,709	(207)		(3.6)%
• Long-term Financial Instruments, Long-term Investment Securities and Investment in Associates	10,427	8,234	2,193		26.6%
Total Liabilities	15,399	15,181	218		1.4%
Current Liabilities	7,109	6,444	665		10.3%
• Short-term Borrowings	130	3	127		4,233.3%
• Current Portion of Long-term Debt	1,834	1,191	643		54.0%
Non-Current Liabilities	8,290	8,737	(447)		(5.1)%
• Debentures and Long-term Borrowings, Excluding Current Portion	5,808	6,479	(671)		(10.4%)
Total Equity	18,029	16,116	1,913		11.9%
Interest-bearing Financial Debt(2)	7,467	7,370	97		1.3%
Debt-to-Equity Ratio(3)	41.4%	45.7%	(4.3	%p)	—

(1)	Cash & marketable securities includes cash & cash equivalents, marketable securities and short-term financial instruments.
(2)	Interest-bearing financial debt: Total of short-term borrowings, current portion of long-term debt and debentures and long-term borrowings
(3)	Debt-to-equity ratio: Interest-bearing financial debt / Total Equity

A.	Assets

As of December 31, 2017, SK Telecom’s assets comprised 76% of the Company’s assets, on a consolidated basis.

The Company’s current assets as of December 31, 2017 increased from the end of the previous year, primarily due to an increase in cash and cash equivalents. Non-current assets as of December 31, 2017 increased 8% from the end of the previous year, primarily due to investments in tangible and intangible assets by SK Telecom and SK Broadband, and increase in the value of SK Hynix shares.

B.	Liabilities

As of December 31, 2017, SK Telecom’s liabilities comprised 69% of the Company’s liabilities, on a consolidated basis.

The Company’s current liabilities as of December 31, 2017 increased 10% from the end of the previous year primarily due to the increase of current portion of long-term debt. Non-current liabilities as of December 31, 2017 decreased 5.1% from the end of the previous year mainly due to decreased borrowings of SK Telecom and its subsidiaries and a decrease in long-term payables related to the acquisition of frequency licenses.

4.	Analysis of Consolidated Financial Information

(Unit: in billions of Won, except percentages)
	For the year ended December 31, 2017	For the year ended December 31, 2016	Change from 2016 to 2017	Percentage Change from 2016 to 2017
Operating Revenue	17,520	17,092	428	2.5%
Operating Expense	15,983	15,556	427	2.7%
Operating Income	1,537	1,536	1	0.1%
Operating Margin	8.77%	8.99%		(0.22	%p)
Net Other Income (Loss)	1,867	560	1,307	233.4%
Profit Before Income Tax	3,403	2,096	1,307	62.4%
Profit for the Year	2,658	1,660	998	60.1%
Net Margin	15.17%	9.70%		5.47	%p
Profit for the Year Attributable to Owners of the Parent Company	2,600	1,676	924	55.1%
Profit for the Year Attributable to Non-controlling Interests	58	(16)	74	(462.5)%
EBITDA(1)	4,784	4,603	181	3.9%
EBITDA Margin	27.30%	26.90%		0.40	%p

(1)	EBITDA: Sum of operating income and depreciation and amortization expenses (including depreciation and amortization expenses related to research and development)

A.	Operating Revenue

SK Telecom’s operating revenue for the year ended December 31, 2017 increased 1.0% from the previous year, despite a decrease in interconnection revenue, primarily due to efforts to increase the number of subscribers and an increase in data usage by customers. SK Broadband’s operating revenue for the year ended December 31, 2017 increased 3.6% from the previous year, primarily due to an increase in IPTV subscribers and sales of paid video-on-demand content, while SK Planet’s operating income decreased 4.3% from the previous year despite revenue growth in e-commerce, primarily due to the effect of business restructuring.

B.	Operating Profit

Despite the increase in operating expenses due to the 5.8% increase in depreciation and amortization costs related to the amortization of new frequency licenses acquired or re-licensed in 2016, the Company’s operating income for the year ended December 31, 2017 increased 0.1% from the previous year, primarily due to improved performance of subsidiaries including SK Broadband and SK Planet.

C.	Operating Expense

(Unit: in billions of Won, except percentages)
	For the year ended December 31, 2017	For the year ended December 31, 2016	Change from 2016 to 2017	Percentage Change from 2016 to 2017
Labor Cost	1,966	1,870	96	5.1%
Commissions Paid	5,486	5,377	109	2.0%
Advertising	523	438	85	19.4%
Depreciation and Amortization(1)	3,247	3,068	179	5.8%
Network Interconnection	875	954	(79)	(8.3%)
Leased Line Fees	192	208	(16)	(7.7%)
Frequency License Fees	150	187	(37)	(19.8%)
Cost of Products that have been Resold	1,887	1,838	49	2.7%
Others	1,657	1,616	41	2.5%
Total Operating Expense	15,983	15,556	427	2.7%

(1)	Includes depreciation and amortization expenses related to research and development.

Labor cost for the year ended December 31, 2017 increased 5.1% from the previous year primarily due to an increase in the number of employees hired in connection with the expansion of the Company’s new businesses.

Commissions paid for the year ended December 31, 2017 increased 2.0% from the previous year primarily due to an increase in marketing expenses of the Company and SK Broadband relating to the expansion of new businesses and adaptation to changes in the market environment.

Depreciation and amortization expenses increased 5.8% from the previous year mainly due to the full year of amortization in 2017 of new frequency licenses acquired or re-licensed in 2016 compared to only partial year amortization in 2016.

5.	Analysis of SK Telecom’s Separate Operating Information

A.	Number of Subscribers

(Unit: in 1,000 persons, except percentages)
	For the year ended December 31, 2017	For the year ended December 31, 2016	Change from 2016 to 2017	Percentage Change from 2016 to 2017
Subscribers	30,195	29,595	600	2.0%
Net Increase	600	969	(369)	(38.1%)
Activations	5,821	6,095	(274)	(4.5%)
Deactivations	5,221	5,127	94	1.8%
Monthly Churn Rate (%)	1.5%	1.5%	—	—
Average Subscribers	29,975	29,153	822	2.8%
Smartphone Subscribers	22,985	21,877	1,108	5.1%
LTE Subscribers	22,865	21,078	1,787	8.5%

The number of LTE subscribers as of December 31, 2017 was 22.87 million. The growth in LTE subscribers is expected to be the basis for long-term future growth. The number of smartphone subscribers as of December 31, 2017 was 22.99 million and constituted 76% of all SK Telecom subscribers.

B.	Average Monthly Revenue per Subscriber

	For the year ended December 31, 2017	For the year ended December 31, 2016	Change from 2016 to 2017	Percentage Change from 2016 to 2017
Billing Average Monthly Revenue per Subscriber (Won)	35,209	35,355	146	(0.4%)

*	The billing average monthly revenue per subscriber (“ARPU”) is derived by dividing total SK Telecom revenues from voice service and data service (but excluding revenue from MVNO subscribers) for the period by the monthly average number of subscribers that are not MVNO subscribers for the period, then dividing that number by the number of months in the period. Although the definition of ARPU may vary by company, it is a measure that is widely used in the telecommunications industry for revenue comparison purposes.

In 2017, despite the continued increase in average customer data usage, average revenue per subscriber decreased to Won 35,209, a 0.4% decrease compared to the previous year, primarily due to increases in the number of subscribers who elected to receive discounted rates in lieu of handset subsidies.

C.	Capital Expenditures

(Unit: in billions of Won, except percentages)
New investments and expansions	For the year ended December 31, 2017	For the year ended December 31, 2016	Change from 2016 to 2017	Method of financing
Network investment	1,597.0	1,508.1	88.9	Self- procurement
Other investment	386.9	455.6	(68.7)
Total	1,983.9	1,963.7	20.2

[SK Broadband]

Total annual revenue, on a consolidated basis, for the year ended December 31, 2017 was Won 3,052.6 billion, primarily driven by an increase in revenue from its IPTV business. As of December 31, 2017, SK Broadband had 5.44 million high-speed internet, 4.11 million fixed-line and 4.37 million IPTV subscribers.

(Unit: in billions of Won, except percentages)
Operating revenue	For the year ended December 31, 2017	For the year ended December 31, 2016	Percentage Change from 2016 to 2017
High-speed Internet	845.3	852.3	(0.8%)
Residential fixed-line telephone	78.5	95.9	(18.1%)
Corporate business	989.2	1,048.9	(5.7%)
Television	1,025.8	844.0	21.5%
Others	113.8	101.9	11.7%
Total	3,052.6	2,943.0	3.7%

*	(1) Operating revenue determined in accordance with K-IFRS.
*	(2) The business category is based on the nature of the goods or services that account for operating revenue or the characteristics of the network assets to provide telecommunications service, considering the consolidated entity as a single reporting entity.

Evaluation of performance, major management indicators and status

(Unit: percentages, except cash provided by operating activities in billions of Won)
Type	Category	For the year ended December 31, 2017 (consolidated)	For the year ended December 31, 2017 (separate)
Profitability indicators	Operating margin	4.2	2.8
	Net margin	1.0	0.7
	EBITDA margin	23.2	21.1
Cash flow indicators	Cash provided by operating activities	615.8	620.6
	Cash provided by operating activities / total assets	16.1	17.6
Major financial indicators	Debt ratio	222.1	207.2
	Current ratio	57.3	66.0
	Borrowings ratio	156.7	145.2
	Net debt to equity ratio	143.3	136.5

*	(1) Numbers in accordance with K-IFRS.
*	(2) Based on consolidated financial statements of major competitors in the industry, our competitors’ operating margin (including sales of digital handsets) ranges from 5.9% to 6.7% and EBITDA Margin is approximately 20.5%.

6.	Guidance for Fiscal Year 2018

The Company announced the following guidance for fiscal year 2018 during its earnings release conference call on February 5, 2018.

1.	Operating revenue (consolidated): Won 17.5 trillion

The Company expects operating revenue to be approximately Won 17.5 trillion in 2018. While there are factors that may lead to a decrease in revenue such as reduction in our rates, we expect revenue growth to continue in the new ICT area, including media and IoT businesses. On a separate basis, the Company’s revenue is expected to decline compared to the previous year, primarily due to the decrease in wireless services revenue as a result of reduced rates, offset in part by growth in the IoT and data businesses. With respect to the Company’s subsidiaries, SK Broadband is expected to continue revenue growth driven by the growth in IPTV, while SK Planet is expected to maintain a stable trajectory of growth driven by its 11st business, despite the existence of factors that may lead to a decrease in revenue such as the sale and streamlining of its non-core advertising business in October 2017.

2.	SK Telecom’s capital expenditures (separate): Won 2.1 trillion

The Company expects a slight increase in capital expenditures in 2018. It plans to reduce network capital expenditure while expanding investments for technology development in growth areas such as AI and IoT.

3.	Cash dividends: The Company will decide on the level of cash dividends taking into consideration various factors such as the overall business environment and the Company’s financial condition.

7.	Corporate Reorganization

On December 7, 2017, SK Telecom undertook a corporate reorganization in order to innovate and grow as a leading new ICT company. SK Telecom organized its businesses into four business divisions: MNO, media, IoT/data and platform services, so that each business division can independently focus on growing its respective business and innovating and meeting its business goals. Within the MNO business division, SK Telecom established a new department in charge of joint sales and logistics of the four business divisions to create synergies for its B2B and B2C sales channels. A new AI research center was also established to increase its core technological competencies in AI and research and development of other growth areas. A new technology insight group that reports directly to the CEO has been established so SK Telecom can continue to pursue growth in new business areas. SK Telecom’s main research center was renamed the ICT Research and Technology Center and it plans to increase the level of technological support to the core products of each of the four business divisions. In order to change its corporate image to be more innovative, SK Telecom established a new Creativity Center and plans for its renamed Open Collaboration Center to be more proactive in utilizing innovative ideas from start-ups and universities as well as creating social value.

8.	Liquidity

As of December 31, 2017, the Company’s debt-to-equity ratio (as calculated based on the interest-bearing financial debt) was 41.4%, compared to 45.7% as of December 31, 2016 and 49.2% as of December 31, 2015. The net debt-to-equity ratio (as calculated based on the interest-bearing financial debt minus cash and marketable securities) was 29.4%, 33.1% and 39.4% at the end of 2017, 2016 and 2015, respectively. Interest coverage ratio (EBITDA / interest expense) was 16.0, 15.8 and 15.8 at the end of each of 2017, 2016 and 2015. The Company continues to have sufficient liquidity.

9.	Financing

As of December 31, 2017, the Company’s aggregate interest bearing debt amounted to Won 7,469 billion, comprising long-term and short-term borrowings, debentures and current portion of long-term borrowings, which increased by 1.3% from Won 7,370 billion as of December 31, 2016.

10.	Investments

The Company did not make any significant investments in 2017.

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

A.	Overview of the Composition of the Board of Directors

The Company’s board of directors (the “Board of Directors”) is composed of six members: four independent directors, one inside director and one non-executive director. Within the Board, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee and Corporate Citizenship Committee.

(As of December 31, 2017)
Total number of persons	Inside director	Non-executive director	Independent directors
6	Jung Ho Park	Dae Sik Cho	Jae Hoon Lee, Dae Shick Oh, Jae Hyeon Ahn, Jung Ho Ahn

At the 33rd General Meeting of Shareholders held on March 24, 2017, Jung Ho Park was elected as an inside director and Dae Sik Cho was elected as a non-executive director. Jae Hoon Lee and Jae Hyeon Ahn were re-elected as independent directors and members of the audit committee and Jung Ho Ahn was elected as an independent director.

At the 33rd General Meeting of Shareholders held on March 24, 2017, in accordance with our articles of incorporation, Jung Ho Park was granted options to purchase shares of our common stock. See “VIII-4. Stock Options Granted and Exercised” for more information.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
397th (the 1st meeting of 2017)	January 4, 2017	- Approval of share exchange agreement with SK Communications	Approved as proposed

398th (the 2nd meeting of 2017)	February 2, 2017	- Financial statements as of and for the year ended December 31, 2016	Approved as proposed
		- Annual business report as of and for the year ended December 31, 2016	Approved as proposed
		- Delegation of funding through long-term borrowings in 2017	Approved as proposed
		- Lease contract with SK Broadband	Approved as proposed
		- Approval of IT SM transactions in 2017	Approved as proposed
		- Report of internal accounting management	—
		- Report for the period after the fourth quarter of 2016	—

399th (the 3rd meeting of 2017)	February 23, 2017	- Plan for the 33rd General Meeting of Shareholders	Approved as proposed
		- Amendment to the regulations of the Board of Directors	Approved as proposed
		- Report of internal accounting management	—

400th (the 4th meeting of 2017)	March 24, 2017	- Election of the chief executive officer	Approved as proposed
		- Election of the chairman of the Board of Directors	Approved as proposed
		- Election of committee members	Approved as proposed
		- Transactions with SK Holdings in the second quarter of 2017	Approved as proposed
		- Amendment to the regulations of the Board of Directors	Approved as proposed
		- Transactions related to corporate bonds with SK Securities	Approved as proposed
		- Transactions related to fund management with SK Securities	Approved as proposed

Meeting	Date	Agenda	Approval
401st (the 5th meeting of 2017)	April 27, 2017	- Payment for Employees’ Benefit Fund in 2017	Approved as proposed
		- Payment of operating costs in 2017 for SUPEX Council	Approved as proposed
		- Report for the period after the first quarter of 2017	—

402nd (the 6th meeting of 2017)	June 30, 2017	- Transactions with SK Holdings in the third quarter of 2017	Approved as proposed
		- Transactions related to corporate bonds with SK Securities	Approved as proposed
		- Transactions related to fund management with SK Securities	Approved as proposed
		- Acquisition of shares of Happynarae Co., Ltd.	Approved as proposed
		- Transfer of Public Cloud business	Approved as proposed
		- Donation to Korea Foundation For Advanced Studies in 2017	Approved as proposed
		- Settlement of expenses between related parties in connection with contemplated joint R&D	Approved as proposed

403rd (the 7th meeting of 2017)	July 17, 2017	- Investment in investment company	Approved as proposed

A404th (the 8th meeting of 2017)	July 28, 2017	- Investment in SK China	Approved as proposed
		- Transfer of SSD technology related to SK hynix	Approved as proposed
		- Amendment to the regulations of the Audit Committee	Approved as proposed
		- Payment of interim dividend	Approved as proposed
		- Report on the statement of accounts for the first half year	—
		- Report for the period after the second quarter of 2017	—

405th (the 9th meeting of 2017)	September 28, 2017	- Subcontract with SK Holdings relating to the supply of AI network solutions to Indian company Bharti Airtel	Approved as proposed
		- Transactions with SK Holdings in the fourth quarter of 2017	Approved as proposed
		- Comprehensive share exchange with SK Telink	Approved as proposed
		- Changes to 2017 wired/wireless network construction	Approved as proposed
		- Transactions related to corporate bonds with SK Securities	Approved as proposed
		- Transactions related to fund management with SK Securities	Approved as proposed

406th (the 10th meeting of 2017)	October 26, 2017	- Donation for Public Silver Housing project	Approved as proposed
- SK Telecom-Hyundai Motor Company-Hanhwa Group co-investment fund for AI/Autonomous driving
- Report for the period after the third quarter of 2017

407th (the 11th meeting of 2017)	November 9, 2017	- Approval of share exchange agreement with SK Telink	Approved as proposed

Meeting	Date	Agenda	Approval
408th (the 12th meeting of 2017)	December 15, 2017	- Business management plan for 2018	Approved as proposed
		- Transactions with SK Holdings in the first quarter of 2018	Approved as proposed
		- Provision of funds for management of the 2017 SUPEX meeting	Approved as proposed
		- Transactions with SK Infosec for 2018	Approved as proposed
		- Construction of fixed-line and wireless networks for 2018	Approved as proposed
		- Resale of fixed-line products with SK Broadband for 2018	Approved as proposed
		- Approval of the issuance limit for short-term bonds	Approved as proposed
		- Transactions related to corporate bonds with SK Securities	Approved as proposed
		- Transactions related to fund management with SK Securities	Approved as proposed
		- Purchase of PS&M handset installment receivables for 2018	Approved as proposed
		- Extension of usage contract for SK brand	Approved as proposed
		- Business aircraft maintenance contract for 2018	Approved as proposed
		- Donation for the 2017 construction of SK Future Center at Korea University	Approved as proposed
- Customer contact channel operation for 2018
		- Base station maintenance contract for 2018	Approved as proposed
		- Report on the quantum cryptographic business through the IDQ acquisition	Approved as proposed
- Report on compliance and effectiveness evaluation

*	The line items that do not show approval are for reporting purposes only.

C.	Committees within Board of Directors

(1)	Committee structure (as of December 31, 2017)

(a)	Compensation Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jae Hoon Lee, Dae Shick Oh, Jung Ho Ahn	Review CEO remuneration system and amount

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

(b)	Capex Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	—	Jae Hoon Lee, Dae Shick Oh, Jae Hyeon Ahn, Jung Ho Ahn	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

(c)	Corporate Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jae Hoon Lee, Jae Hyeon Ahn, Jung Ho Ahn	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(d)	Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Jung Ho Park	Dae Shick Oh, Jae Hyeon Ahn	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee should be independent directors.

(e)	Audit Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jae Hoon Lee, Dae Shick Oh, Jae Hyeon Ahn	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2. Audit System

The Company’s Audit Committee consists of three independent directors, Dae Shick Oh, Jae Hoon Lee and Jae Hyeon Ahn.

Major activities of the Audit Committee as of December 31, 2017 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2017	February 1, 2017	- Evaluation of internal accounting management system operation	—
		- Review of business and audit results for the second half of 2016 and business and audit plans for 2017	—
		- Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee	Approved as proposed
		- Contract for payment of customer appreciation gifts in 2017	Approved as proposed
		- Purchase of supplies from Happynarae Co., Ltd.	Approved as proposed

The 2nd meeting of 2017	February 22, 2017	- Report on the IFRS audit of fiscal year 2016	—
		- Report on review of 2016 internal accounting management system	—
		- Evaluation of internal accounting management system operation	Approved as proposed
		- Agenda and document review for the 33rd General Meeting of Shareholders	Approved as proposed
		- Auditor’s report for fiscal year 2016	Approved as proposed

The 3rd meeting of 2017	March 23, 2017	- Contract for maintenance services of optical cables in 2017	Approved as proposed
		- Contract for maintenance services of transmission equipment in 2017	Approved as proposed
		- Consulting for innovation in corporate social responsibility	Approved as proposed

The 4th meeting of 2017	April 26, 2017	- Election of the chairman of the Audit Committee	Approved as proposed
		- Remuneration for outside auditor for fiscal year 2017	Approved as proposed
		- Outside auditor service plan for fiscal year 2017	Approved as proposed
		- Audit plan for fiscal year 2017	—

The 5th meeting of 2017	June 29, 2017	- Plan for wired/wireless network construction for fiscal year 2017	Approved as proposed

The 6th meeting of 2017	July 27, 2017	- Report on the external audit for the first half of fiscal year 2017	—
		- Review of business and audit results for the first half of 2017 and plans for the second half of 2017	—

The 7th meeting of 2017	November 22, 2017	- Purchase of NU200 (NUGU mini) with Iriver in 2017	Approved as proposed
The 8th meeting of 2017	December 14, 2017	- Contract for maintenance services of transmission equipment in 2018	Approved as proposed
- Telecommunications equipment lease contract for 2018
- Commission to recollect accounts receivable for 2018
- Transactions with SK Planet for 2018
- Transactions with SK TechX for 2018
- Transactions with SK Wyverns for 2018
- Contract with Onestore for 2018
- Purchase of supplies from Happynarae Co., Ltd. for 2018

*	The line items that do not show approval are for reporting purposes only.

3. Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description
Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.
Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

During the 34th general meeting of shareholders held on March 21, 2018, the Company adopted the electronic voting method. Pursuant to Article 368-4 of the Korean Commercial Code, the Company entrusted the Korea Securities Depository with the role of administering the electronic voting system, allowing shareholders to exercise their voting rights through electronic voting without attending the general meeting of shareholders.

Written voting system is not applicable. Minority shareholder rights were not exercised during the relevant period.

VII.	SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of December 31, 2017)				(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	20,363,452	25.22	20,363,452	25.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	1,067	0.00	0	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	251	0.00	251	0.00
Jung Ho Park	Officer of the Company	Common share	0	0.00	1,000	0.00
Myung Hyun Cho	Officer of affiliated company	Common share	60	0.00	0	0.00
Total		Common share	20,364,930	25.22	20,364,803	25.22

B.	Overview of the Largest Shareholder

As of December 31, 2017, the Company’s largest shareholder was SK Holdings Co., Ltd. (“SK Holdings”) with 20,363,452 shares (25.22%) of the Company. SK Holdings was established on April 13, 1991 and was made public on the securities market for the first time under the name SK C&C Co., Ltd. on November 11, 2009. On August 3, 2015, SK Holdings merged with and into SK C&C and the merged entity was renamed SK Holdings. The main business of SK Holdings includes managing its subsidiaries as a holding company, IT services, security services and logistics services, among others.

C.	Changes in Shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows:

(As of December 31, 2017)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks
SK Holdings	January 2, 2014	20,367,290	25.22	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	March 24, 2014	20,368,290	25.23	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	January 2, 2015	20,364,290	25.22	Shin Won Chey, SKC’s Chairman, disposed of 4,000 shares
	March 20, 2015	20,363,803	25.22	Appointment of CEO Dong Hyun Jang (ownership of 251 shares of the Company), Retirement of Sung Min Ha
June 9, 2015	20,365,006	25.22	Purchase through the Share Exchange between SK Broadband and SK Telecom (Shin Won Chey,
				SKC’s Chairman, purchased 1,067 shares, and Myung Hyun Cho, SK Broadband’s independent director, purchased 136 shares)
	August 3, 2015	20,364,930	25.22	Myung Hyun Cho, SK Broadband’s independent director, disposed of 76 shares
	March 24, 2017	20,364,870	25.22	Retirement of Myung Hyun Cho, SK Broadband’s independent director (ownership of 60 shares of the Company)
	March 28, 2017	20,365,370	25.22	Jung Ho Park, CEO of the Company, purchased 500 shares.
	March 30, 2017	20,365,870	25.22	Jung Ho Park, CEO of the Company, purchased 500 additional shares.
	July 7, 2017	20,364,803	25.22	Shin Won Chey, SKC’s Chairman, disposed of 1,067 shares.

*	Shares held are the sum of shares held by SK Holdings and its related parties.

2. Distribution of Shares

A.	Shareholders with ownership of 5% or more and others

(As of December 31, 2017)		(Unit: in shares and percentages)
Rank	Name (title)	Common share
		Number of shares	Ownership ratio	Remarks
1	Citibank ADR	8,899,423	11.02%	—
2	SK Holdings	20,363,452	25.22%	—
3	SK Telecom	10,136,551	12.55%	Treasury shares
4	National Pension Service	7,392,350	9.16%	—
Shareholdings under the Employee Stock Ownership Program		—	0.00%	—

B.	Shareholder Distribution

(As of December 31, 2017)			(Unit: in shares and percentages)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders*	55,348	99.9%	33,953,935	42.05%	—

*	Defined as shareholders whose shareholding is less than a hundredth of the total issued and outstanding shares.

3. Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

Types		December 2017	November 2017	October 2017	September 2017	August 2017	July 2017
Common stock	Highest	278,000	266,000	271,500	257,500	283,500	279,000
	Lowest	265,000	250,500	257,500	242,000	253,500	255,500
	Average	272,789	257,429	265,281	249,810	267,568	266,262
Daily transaction volume	Highest	311,676	360,444	385,055	307,053	240,410	272,229
	Lowest	103,005	77,429	106,643	86,092	53,846	93,703
Monthly transaction volume		3,367,783	3,210,365	3,455,291	2,581,925	3,214,025	3,576,523

B.	Foreign Securities Market

New York Stock Exchange

Types		December 2017	November 2017	October 2017	September 2017	August 2017	July 2017
Depositary receipt	Highest	28.65	27.44	26.61	24.85	27.88	27.51
	Lowest	27.31	25.06	24.64	23.57	25.27	24.82
	Average	27.92	26.00	25.63	24.27	26.33	26.19
Daily transaction volume	Highest	925,415	1,147,063	770,068	1,382,212	1,000,082	843,482
	Lowest	149,153	143,245	224,851	413,226	166,593	189,054
Monthly transaction volume		8,743,541	9,815,224	10,629,949	15,995,848	12,056,548	8,708,213

VIII.	EMPLOYEES AND DIRECTORS

1. Employees

(As of December 31, 2017)							(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average service year	Aggregate wage for the first three months of 2017	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	3,789	—	65	—	3,854	12.6	424,509	110
—	Female	582	—	62	—	644	9.8	50,978	80
Total		4,371	—	127	—	4,498	12.2	475,487	106

*	Based on Section 9-1-2 (Employee Status) of the Corporate Disclosure Guidelines (amended as of January 2018).

2. Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of December 31, 2017)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	6	12,000

B.	Amount Paid

B-1. Total Amount

(As of December 31, 2017)			(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
7	2,110	301	—

B-2. Amount by Classification

(As of December 31, 2017)				(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	3	1,847	616	—
Independent Directors	1	83	83	—
Audit Committee Members	3	180	60	—
Auditor	—	—	—	—

3. Individual Compensation of Directors

A.	Amount Paid

(As of December 31, 2017)		(Unit: in millions of Won)
Name	Title	Aggregate Amount Paid
Dong Hyun Jang	Inside Director	1,066
Jung Ho Park	Inside Director	781

B.	Method of Calculation

Name	Method of calculation
Dong Hyun Jang

Total remuneration

•  Won 1,066 million (consisting of Won 1,066 million in bonus)

•  Did not receive any other income or retirement income.

Bonus

•  Bonus is awarded based on performance in the previous year and is composed of target incentive payments and profit sharing payments.

•  Bonus in the range of 0% to 200% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, including revenue and operating profit, and non-financial indicators, including leadership, meeting the Company’s strategy plans, expertise and other contributions.

•  Financial indicators: For the year ended December 31, 2016, the Company met its financial targets with revenue of Won 17.9 trillion and operating profit of Won 1.5 trillion.

•  Non-financial indicators: Mr. Jang contributed to the Company’s market leadership position despite intensified competition in the industry (maintaining number one position in the industry by National Customer Satisfaction Index for the previous 19 years and number one quality of network according to top three agencies, including KS-SQI and KCSI, and launching customer-oriented rate plans. Mr. Jang further contributed to increasing the Company’s corporate value through the mobile navigation service, T map, and phone calling platform, T phone, the launch of the mobilie IPTV service, Oksusu, and achievements in innovative new fields of business, including pioneering the commercialization of AI through the first launch of a Korean voice recognition device, NUGU.

Jung Ho Park

Total remuneration

•  Won 781 million (consisting of Won 772 million in salary and Won 9 million in other income).

•  Did not receive any other income or retirement income.

Salary

•  Annual salary is set within the executive compensation limit established by the board of directors and reflects the relevant position of the director.

•  Annual salary is equally divided and paid on a monthly basis.

Other income

•  Other income consists of payment of medical expenses and education expenses.

4. Stock Options Granted and Exercised

A.	Stock Options Granted to Directors and Auditors

(As of December 31, 2017)		(Unit: in millions of Won)
Classification	Number of Directors	Fair Value of Stock Options	Remarks
Inside Directors	3	414	—
Independent Directors	1	—	—
Audit Committee Members	3	—	—
Total	7	414	—

*	See note 24 of the notes to the Company’s consolidated financial statements attached hereto for more information regarding the calculation method for the fair value of stock options.

The fair value of stock options is based on the cost associated with stock options as set forth in the Company’s statement of comprehensive income for the relevant period.

B.	Stock Options Granted and Exercised

(As of December 31, 2017)							(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Changes			Unexercised Number of Shares	Exercise Period	Exercise Price
				Granted	Exercised	Canceled
Jung Ho Park	Inside Director	March 24, 2017	Treasury stock	22,168	—	—	22,168	March 25, 2019 – March 24, 2022	246,750
Jung Ho Park	Inside Director	March 24, 2017	Treasury stock	22,168	—	—	22,168	March 25, 2020 – March 24, 2023	266,490
Jung Ho Park	Inside Director	March 24, 2017	Treasury stock	22,168	—	—	22,168	Mach 25, 2021 – March 24, 2024	287,810

*	As of December 31, 2017, the closing price is Won 267,000.

IX.	RELATED PARTY TRANSACTIONS

1. Line of Credit Extended to the Largest Shareholder and Related Parties

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
SK Wyverns	Affiliate	Long-term and short-term loans	814	—	203	611	—	—

2. Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

Purchase and Dispositions of Investments

(As of December 31, 2017)				(Unit: in millions of Won)
Name (Corporate name)	Relationship	Details					Remarks
		Type of investment	Change
			Beginning	Increase	Decrease	Ending
SK Communications	Affiliate	Equity	82,857	43,329	56,157	69,668	Increase: Share exchange Decrease: Valuation loss
Iriver	Affiliate	Equity	54,503	37,139	—	91,642	—
SK China Company Ltd.	Overseas Affiliate	Equity	47,830	553,362	—	601,192	—
SK Property Mgmt. Ltd.	Overseas Affiliate	Equity	145,656	—	(145,656)	—	—
SK Industrial Development China Co., Ltd.	Overseas Affiliate	Equity	83,691	—	(83,691)	—	—

Purchase and Disposition of Securities

(As of December 31, 2017)				(Unit: in millions of Won)
Name (Corporate name)	Relationship	Type of Transaction	Transaction Date	Object of Transaction	Transaction Amount	Valuation Method
SK Holdings	Affiliate	Purchase of equity interest	July 21, 2017	Equity interest in Happynarae Co., Ltd.	688	Third party appraisal

Transfer of Assets

(As of December 31, 2017)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Details					Remarks
		Transferred Assets	Purpose of Transfer	Date of Transfer	Purchase Price	Sale Price
SK TechX	Affiliate	Computer software	Sale of assets	January 31, 2017	—	552	—
SK Holdings	Affiliate	Equipment / Computer software	Sale of assets	July 25, 2017	—	544	—
SK hynix	Affiliate	Machines / Equipment / Computer software	Sale of assets	August 16, 2017	—	320	—
PS&Marketing	Affiliate	Equipment	Sale of assets	September 29, 2017	—	105	—
PS&Marketing	Affiliate	Equipment	Sale of assets	October 26, 2017	—	261
Total					—	1,782	—

3. Transactions with the Largest Shareholder and Related Parties

(As of December 31, 2017)			(Unit: in millions of Won)
Name (Corporate name)	Relationship	Type of Transaction	Transaction Period	Object of Transaction	Transaction Amount
PS&Marketing	Affiliate	Purchase and Sale	Jan. 1, 2017 to Dec. 31, 2017	Marketing commissions	1,628,802

4. Related Party Transactions

See note 35 of the notes to the Company’s consolidated financial statements attached hereto for more information regarding related party transactions.

5. Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	65,148	203,511	(206,729)	61,930	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS
1. Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
32nd Fiscal Year Meeting of Shareholders (March 18, 2016)	1. Approval of the financial statements for the year ended December 31, 2015	Approved (Cash dividend, Won 9,000 per share)
	2. Amendments to Articles of Incorporation 3. Election of directors	Approved
	• Election of an inside director • Election of an independent director 4. Election of an independent director as Audit Committee member	Approved (Dae Sik Cho) Approved (Dae Shick Oh) Approved (Dae Shick Oh)
	5. Approval of remuneration limit for directors	Approved (Won 12 billion)
	6. Amendments to executive payroll regulations	Approved

33rd Fiscal Year Meeting of Shareholders (March 24, 2017)	1. Approval of the financial statements for the year ended December 31, 2016	Approved (Cash dividend, Won 9,000 per share)
	2. Amendments to Articles of Incorporation	Approved
3. Election of directors
	• Election of an inside director • Election of a non-executive director • Election of an independent director • Election of an independent director • Election of an independent director	Approved (Jung Ho Park) Approved (Dae Sik Cho) Approved (Jae Hoon Lee) Approved (Jae Hyeon Ahn) Approved (Jung Ho Ahn)
4. Election of an independent director as Audit Committee member
	• Election of an independent director as Audit Committee member	Approved (Jae Hoon Lee)
	• Election of an independent director as Audit Committee member	Approved (Jae Hyeon Ahn)
	5. Approval of remuneration limit for directors	Approved (Won 12 billion)
	6. Award of stock options	Approved

34th Fiscal Year Meeting of Shareholders (March 21, 2018)	1. Approval of the financial statements for the year ended December 31, 2017	Approved (Cash dividend, Won 9,000 per share)
	2. Award of stock options	Approved
3. Election of directors
	• Election of an inside director	Approved (Young Sang Ryu)
	• Election of an independent director	Approved (Youngmin Yoon)
	4. Election of an independent director as Audit Committee member	Approved (Youngmin Yoon)
	5. Approval of remuneration limit for directors	Approved (Won 12 billion)

2. Contingent Liabilities

[SK Telecom]

A.	Material Legal Proceedings

(1)	Claim for copyright license fees regarding “Coloring” services

On May 7, 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit with the court demanding that the Company pay KOMCA license fees for the Company’s “Coloring” services. The court rendered a judgment against the Company ordering the Company to pay Won 570 million to KOMCA, which was affirmed by the appellate court on October 26, 2011. The Company filed an appeal at the Supreme Court of Korea and the judgment was overturned on July 11, 2013. The case was remanded down to the appellate court which ruled in favor of the Company on September 4, 2014. KOMCA filed an appeal at the Supreme Court of Korea, and on January 15, 2015, the Supreme Court of Korea affirmed the Seoul High Court’s decision. There is no impact on the Company’s business or results of operation as the final outcome of this litigation has been rendered in favor of the Company.

B.	Other Contingent Liabilities

None.

[SK Broadband]

A.	Material Legal Proceedings

(1)	SK Broadband as the plaintiff

(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Damages claim	July 2017	426,142	Pending before district court
Others	—	139,000
Total		565,142

(2)	SK Broadband as the defendant

(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Damages claim	July 2017	3,236,252	Pending before district court
Others	—	211,899
Total		3,448,151

The Company does not believe that the outcome of any of the proceedings in which SK Broadband is named as a defendant will have a material effect on the Company’s financial statements.

B.	Other Contingent Liabilities

(1)	Pledged assets and covenants

SK Broadband has entered into revolving credit facilities with a limit of Won 80 billion with two financial institutions including Shinhan Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband, upon approval by its board of directors, has provided guarantees for financial instruments amounting to Won 300 million to support employees’ funding for the Employee Stock Ownership Program.

Additionally, SK Broadband has provided “geun” mortgage amounting to Won 4,144 million to others, including Ilsan Guksa, on a part of its buildings in connection with the leasing of the buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunication services with SK Telecom.

Seoul Guarantee Insurance Company has provided a performance guarantee of Won 24,467 million to SK Broadband in connection with the performance of certain contracts and the repair of any defects.

KB Kookmin Bank has provided a payment guarantee of Won 100 million to SK Broadband in connection with its e-commerce business.

[SK Planet]

A.	Material Legal Proceedings

As of December 31, 2017, there were seven pending cases proceeding with SK Planet as the defendant and the aggregate amount of the claims was Won 3,343 million. The management cannot reasonably forecast the outcome of these cases and no amount in connection with these proceedings was recognized on the Company’s financial statements.

B.	Other Contingent Liabilities

(1)	Borrowings

As of December 31, 2017, SK Planet’s borrowings from financial institutions are set forth in the table below.

(Unit: in thousands of Won)
Financial Institution	Borrowing	Limit Amount	Borrowed Amount
KEB Hana Bank	Overdrafts	10,000,000	—
	Standard loan	40,000,000	40,000,000
Shinhan Bank	Overdrafts	15,000,000	—
	Standard loan	30,000,000	30,000,000
Korea Development Bank	Project finance loan	—	30,000,000
Total		95,000,000	100,000,000

(2)	Payment guarantees

The material payment guarantees provided by third parties to SK Planet as of December 31, 2017 are set forth in the table below.

(Unit: in thousands of Won)
Recipient	Financial institution	Guarantee	Amount
SK Planet	Seoul Guarantee Insurance Company	Payment guarantee on e-commerce business	20,213,569
	KEB Hana Bank	Guarantee fulfillment of contractual obligations	593,000
		Other guarantees	707,000

The material payment guarantee provided to a third party by SK Planet as of December 31, 2017 is set forth in the table below.

(Unit: in thousands of Won)
Recipient	Financial institution	Guarantee	Amount
Celcom Planet Sdn Bhd	Citibank Berhad	Payment guarantee for overseas business	12,240,000

*	Existing Indonesia payment guarantee terminated in August

[SK Telink]

A.	Material Legal Proceedings

On October 14, 2016, 12 creditors filed a lawsuit to demand a court injunction against SK Telink regarding its plan to issue new stock (219,967 shares with a face value of Won 5,000) pursuant to the resolution of SK Telink’s board of directors on September 22, 2016. The court granted SK Telink’s motion to dismiss on October 24, 2016. There is no impact on SK Telink’s business or results of operation as the claim has been conclusively dismissed.

B.	Other Contingent Liabilities

Seoul Guarantee Insurance Company and KB Insurance have provided performance guarantees of Won 13.9 billion and Won 4.2 billion, respectively, to SK Telink in connection with the performance of and potential losses from certain contracts.

SK Telink has provided a performance guarantee of up to Won 234.4 million to business partners through Seoul Guarantee Insurance Company.

SK Telink has entered into revolving credit facilities with a limit of Won 30.0 billion with KEB Hana Bank in relation to its loans.

[SK Communications]

A.	Material Legal Proceedings

As of December 31, 2017, the aggregate amount of pending claims against SK Communications was Won 1,339 million. There were twelve pending cases relating to a leak of personal information of subscribers of NATE at various appellate courts and the Supreme Court in Korea. Subsequent to December 31, 2017, the Supreme Court ruled for SK Communications in five of such cases.

The management cannot reasonably forecast the outcome of these cases and no amount in connection with these proceedings was recognized on the Company’s financial statements due to uncertainty of the impact of the outcome.

B.	Other Contingent Liabilities

The material payment guarantees provided by third parties to SK Communications as of December 31, 2017 are set forth in the table below.

(Unit: in thousands of Won)
Financial Institution	Guarantee	Amount
Seoul Guarantee Insurance Company	Prepaid coverage payment guarantee	700,000
	Provisional deposit guarantee insurance for bonds	10,000
	Provisional attachment of real estate	118,000
Total		828,000

[Iriver]

A.	Material Legal Proceedings

As of December 31, 2017, there was one pending case against Iriver for damages of Won 1 billion. The management does not believe that the outcome of any of such proceedings will have a material effect on the Company’s financial position, and as a result, related reserves were not recorded in the Company’s financial statements.

B.	Other Contingent Liabilities

(1) As of December 31, 2017, Iriver’s borrowings from financial institutions are set forth in the table below.

(Unit: in thousands of Won)
Financial Institution	Borrowing	Limit Amount	Borrowed Amount
Kookmin Bank	Trade finance	1,000,000	—

(2) Seoul Guarantee Insurance Company has provided performance guarantees of Won 134 million to Iriver in connection with the performance of contracts, advance payment guarantee and defective guarantee.

(3) Iriver has entered into design and technology contracts with domestic and foreign companies for the production of products and has made payments for the use of design and technology, which derived from the sale of the products or the use of the patent. The design and technology fees incurred during the year ended December 31, 2017 and December 31, 2016 were Won 612 million and Won 688 million, respectively, and such fees are included in cost of sales.

[NSOK]

A.	Material Legal Proceedings

On June 21, 2016, a lawsuit was filed against NSOK for damages of Won 40 million in connection with the installation of security services. The plaintiff accepted an offer of reconciliation by court without making further complaints, which led to a settlement on April 5, 2017. There is no impact on NSOK’s business or results of operation as a result of the settlement.

B.	Other Contingent Liabilities

NSOK has entered into revolving credit facilities with a limit of Won 8 billion with Woori Bank in relation to its loans.

3. Status of Sanctions, etc.

[SK Telecom]

On March 7, 2014, the MSIT imposed a suspension of operations for 45 days for failure to observe the order of the Korea Communications Commission to cease providing discriminatory subsidies to subscribers. The Company suspended its operations during the period between April 5, 2014 and May 19, 2014, and reported to the MSIT on the implementation of actions pursuant to the suspension order by May 2014.

On March 13, 2014, the Korea Communications Commission imposed on the Company a fine of Won 16.65 billion, imposed a suspension on acquiring new customers for 7 days, and issued a correctional order for providing discriminatory subsidies to subscribers. In April 2014, the Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by April 2014. The Company suspended acquisition of new customers during the period beginning September 11, 2014 and ending September 17, 2014, and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by September 2014.

On January 31, 2013, the Seoul Central District Court acquitted Mr. Jae Won Chey, the Company’s former director and vice chairman, on all charges against him. On September 27, 2013, the Seoul High Court reversed the acquittal of the above-mentioned former director, sentencing him to a prison term of three and a half years for violating the Act on the Aggravated Punishment, etc. of Specific Economic Crimes. On February 27, 2014, the Supreme Court of Korea affirmed the Seoul High Court’s decision. While the court’s final decision on the appealed case is not expected to have a material effect on the Company’s financial position, investors should note that it is difficult to predict, among others, the market’s assessment of such case.

On August 21, 2014, the Korea Communications Commission imposed on the Company a fine of Won 37.1 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by September 2014.

On December 4, 2014, the Korea Communications Commission imposed on the Company a fine of Won 800 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by January 2015.

On March 12, 2015, the Korea Communications Commission imposed on the Company a fine of Won 934 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to the Company’s compensation programs for used handsets. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by April 2015.

On March 26, 2015, the Korea Communications Commission imposed on the Company a fine of Won 23.5 billion, imposed a suspension on acquiring new customers for seven days, and issued a correctional order for violating the Mobile Device Distribution Improvement Act. The Company paid the fine and implemented the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in May 2015. The suspension on acquiring new customers was implemented from October 1, 2015 to October 7, 2015.

On May 13, 2015, the Korea Communications Commission imposed on the Company a fine of Won 3.56 billion and issued a correctional order for violating its obligations to protect personal information (a fine of Won 360 million imposed for violation of its obligations to protect personal information and Won 3.2 billion imposed for damaging users’ interests). The Company paid the fine in July 2015 and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in September 2015. Whether the correctional order on the violation of obligations to protect personal information will be enforced depends on the Court’s ruling following the Company’s filing of an administrative proceeding to appeal the order on June 24, 2015.

On May 28, 2015, the Korea Communications Commission imposed on the Company a fine of Won 350 million and issued a correctional order for misleading and exaggerated advertisement of bundled media and telecommunications products. The Company paid the fine in August 2015 and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in October 2015.

On December 10, 2015, the Korea Communications Commission imposed on the Company a fine of Won 560 million and issued a correctional order for misleading and exaggerated advertisement of bundled media and telecommunications products. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order in February 2016.

On January 14, 2016, the Korea Communications Commission imposed on the Company a fine of Won 15 million and issued a correctional order for failure to comply with the retention period for its subscribers’ personal information. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On December 6, 2016, the Korea Communications Commission imposed on the Company a fine of Won 1,280 million and issued a correctional order for violating the rights of subscribers in relation to its high-speed internet and bundled services. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On December 21, 2016, the Korea Communications Commission imposed on the Company a fine of Won 30 million and issued a correctional order for violation of its obligations to protect personal location-based information. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On March 21, 2017, the Korea Communications Commission imposed on the Company a fine of Won 794 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to the Company’s promotions targeting foreigners. The Company paid the fine and reported to the Korea Communications Commission regarding the implementation of actions pursuant to the correctional order.

On December 6, 2017, the Korea Communications Commission issued a correctional order for violating the rights of subscribers in relation to its high-speed internet and bundled services. The Company reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On January 24, 2018, the Korea Communications Commission imposed on the Company a fine of Won 21.1 billion and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to its dealers. The Company paid the fine and reported to the Korea Communications Commission regarding the implementation of actions pursuant to the correctional order.

On January 24, 2018, the Korea Communications Commission imposed on the Company a fine of Won 223 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to its corporate business. The Company paid the fine and reported to the Korea Communications Commission regarding the implementation of actions pursuant to the correctional order.

On January 24, 2018, the Korea Communications Commission imposed on the Company a fine of Won 27 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to its large retail dealers. The Company paid the fine and reported to the Korea Communications Commission regarding the implementation of actions pursuant to the correctional order.

[SK Broadband]

(1)	Violation of the Telecommunications Business Act

•	Date: May 28, 2015

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests through misleading and exaggerated advertisement of bundled media and telecommunications products).

•	Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by inducing subscribers through misleading and exaggerated advertisements.

•	Status of Implementation: Established plans to manage distribution network related to the misleading and exaggerated advertisements.

•	Company’s Plan: Make an official announcement about having received the correctional order and improve operational procedures.

(2)	Violation of the Telecommunications Business Act

•	Date: December 10, 2015

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests through misleading and exaggerated advertisement of bundled media and telecommunications products).

•	Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by inducing subscribers through misleading and exaggerated advertisements.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Plan: Make an official announcement about having received the correctional order

(3)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: August 2, 2016

•	Sanction: SK Broadband was imposed a fine of Won 3.8 million for breaching of restrictions on transmission of advertising information for profit.

•	Reason and the Relevant Law: Violated Articles 50-2, 50-4, 50-6 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree by transmitting advertising information for profits to users who express their intention to refuse to receive the information.

•	Status of Implementation: Implemented improvements to spam related activity and paid the fine.

•	Company’s Plan: Implement procedures to prevent recurrence of spam.

(4)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: September 2, 2016

•	Sanction: SK Broadband was imposed a fine of Won 3 million for breaching of restrictions on rendering information transmission services.

•	Reason and the Relevant Law: Violated Articles 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree by lacking of management and supervision standards in merchants involved in spamming and by not putting any sanctions on them.

•	Status of Implementation: Implemented improvements to spam related activity and paid the fine.

•	Company’s Plan: Implement procedures to prevent recurrence of spam.

(5)	Violation of the Telecommunications Business Act

•	Date: September 27, 2016

•	Sanction: SK Broadband was imposed a fine of Won 6.4 million.

•	Reason and the Relevant Law: Violated Article 84-2 Paragraph 1, 104-2 Paragraph 5 of the Telecommunications Business Act and Article 66 of its Enforcement Decree by not having performed technological measures to prevent caller ID manipulations.

•	Status of Implementation: Paid the fine (September 27, 2016).

•	Company’s Plan: Implement technological measures to prevent caller ID manipulations through institutional improvement.

(6)	Violation of the Telecommunications Business Act

•	Date: December 6, 2016

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests in relation to bundled high-speed internet products).

•	Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by providing telecommunications services in a manner different from the terms and conditions of use.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Plan: Implement the correctional order and pay the fine.

(7)	Violation of the Internet Multimedia Broadcast Services Act

•	Date: December 21, 2016

•	Sanction: SK Broadband received a correctional order (corrective measures for violating prohibited acts under the Internet Multimedia Broadcast Services Act).

•	Reason and the Relevant Law: Violated Article 17-1 Paragraph 2 of the Internet Multimedia Broadcast Services Act and Article 15 of its Enforcement Decree by performing prohibited acts which undermine or are likely to undermine the fair competition of service providers or the interests of users.

•	Status of Implementation: Ceased the prohibited practice and paid the fine (Plan to make an official announcement about having received the correctional order and improve operating procedures).

•	Company’s Plan: Improve operation procedures in relation to the violation of prohibited acts.

(8)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: July 13, 2017

•	Sanction: SK Broadband was imposed a fine of Won 12 million for breach of restrictions on transmission of advertising information for profit.

•	Reason and the Relevant Law: Violated Articles 50-1, 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree for electronic transmission of advertisements without prior consent of the recipient.

•	Status of Implementation: Implemented improvements to advertisement transmission related activity and paid the fine in July 2017.

•	Company’s Plan: Implement improvements to advertisement transmission related activity.

(9)	Violation of the Telecommunications Business Act

•	Date: December 6, 2017

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests in relation to high speed internet products and gifts).

•	Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by providing telecommunications services in a manner different from the terms and conditions of use.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Plan: Implement the correctional order and pay the fine.

Important matters that occurred after December 31, 2017

Pursuant to the resolution of its board of directors on February 28, 2018, SK Broadband approved the real estate sale of IDC Seocho 2 Center. Under Article 11-2 of the Monopoly Regulation and Fair Trade Act, this is a transaction with a specially related party, SK D&D, exceeding Won 5 billion per transaction, resulting in disclosure requirements of any relevant board of directors resolutions and a report on large-scale internal transactions with the Fair Trade Commission. The purpose of the transaction is to sell idle assets to improve SK Broadband’s financial structure, and covers two land lots and a building in Seocho-dong, Seoul, sold to SK D&D at Won 40.3 billion. The transaction is currently pending.

[SK Planet]

(1)	Violation of the Electronic Financial Transactions Act

•	Date: May 4, 2016

•	Sanction: SK Planet received a fine of Won 25 million.

•	Reason and the Relevant Law: Violated Article 21 (Duty to Ensure Safety) of the Electronic Financial Transactions Act.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Implemented procedures to prevent recurrence such as setting up various detailed test scenarios, enhancing quality assurance, organizing real-time notification processes upon detection of abnormal transactions and refining a continuous monitoring and reporting system

(2)	Violation of the Act on Consumer Protection in Electronic Commerce

•	Date: August 19, 2016 (Fined); September 12, 2016 (Warned)

•	Sanction: SK Planet received a fine of Won 5 million.

•	Reason and the Relevant Law: Violated Article 21 (Prohibited Acts) of the Act on Consumer Protection in Electronic Commerce.

•	Status of Implementation: Admitted to the violation in connection with the warning but submitted a statement of objection on August 26, 2016 regarding the fine.

•	Company’s Plan: Executed a seminar regarding the Act on Consumer Protection in Electronic Commerce to prevent recurrence, reviewed the advertisement/display approval process and implemented a continuous monitoring system.

(3)	Violation of the Framework Act on Logistics Policies

•	Date: November 10, 2016

•	Sanction: SK Planet received a fine of Won 156 thousand for failing to register a modification of the international logistics brokerage business on time (Within 60 days from the date of modification).

•	Reason and the Relevant Law: Violated Article 43 of the Framework Act on Logistics Policies (Registration of international logistics brokerage business).

•	Company’s Plan: Implemented a continuous monitoring system to prevent its recurrence in registration of a modification.

(4)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: April 10, 2017

•	Sanction: SK Planet received and paid a fine of Won 10 million for breaching of protective measures for personal information rule by not conducting additional measures for security apart from requesting ID and password with a merchant management system under IMPAY service, which was disclosed during a survey on personal information protection carried out by the Korea Communications Commission in August 2016.

•	Reason and the Relevant Law: Violated Article 28 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. (Protective Measures for Personal Information)

•	Company’s Plan: Implemented an additional authentication procedure (OTP authentication) to the merchant management system / implemented additional internal training and improved management to prevent its recurrence.

[SK Telink]

(1)	Violation of the Telecommunications Business Act

•	Date: August 21, 2015

•	Subject: SK Telink

•	Sanction: SK Telink received a correctional order and a fine of Won 480 million.

•	Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 and Article 50-2 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by failing to inform or giving false information about key terms of the contract and failing to deliver usage contract

•	Status of Implementation: Ceased the prohibited practice, disclosed having received the correctional order in a newspaper (October 2015), improved operating procedures related to recruitment of users through phone solicitation calls and paid the fine (October 2015).

•	Company’s Plan: Accurately inform consumers of key terms of the contract and distribute usage contract by mail after entering into contract.

(2)	Violation of the Telecommunications Business Act

•	Date: February 4, 2016

•	Sanction: SK Telink received a correctional order and a fine of Won 49 million.

•	Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by transferring account names of cell phone lines without subscribers’ consent, changing phone numbers upon such transfer of account names, subscribing users to cell phone lines that exceed the maximum number of cell phone lines determined in the user agreement, opening accounts using a third party’s name and transferring ownership of and reselling the account, changing account names with fabricated names of foreigners and changing accounts of cell phone lines owned by foreigners whose residency period in Korea has expired.

•	Status of Implementation: Ceased the prohibited practice, disclosed having received the correctional order in the press (May 2016) and paid the fine (May 2016).

•	Company’s Plan: Improve operating procedures to prevent its recurrence.

[Iriver]

Important matters that occurred after December 31, 2017

(1)	Pursuant to the Stock Trading Agreement dated February 14, 2018, Iriver acquired an additional 414,000 common shares of groovers Japan Co., Ltd., which is currently classified as an affiliate. Upon the consummation of this transaction, Iriver holds a 100% equity interest and acquired a controlling stake in groovers Japan Co., Ltd.

(2)	Pursuant to the resolution of its board of directors on February 23, 2018, Iriver entered into an asset transfer agreement with SM Entertainment Co., Ltd., pursuant to which SM Entertainment will transfer music and digital content supply and distribution rights to Iriver in exchange for Won 15.6 billion (VAT not included). The management expects non-current assets to increase as a result of the asset transfer.

4. Use of Direct Financing

A.	Use of Proceeds from Public Offerings

Not applicable.

B.	Use of Proceeds from Private Offerings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)

By: /s/ Jeong Hwan Choi (Signature)

Name: Jeong Hwan Choi Title: Senior Vice President

Date: April 30, 2018

SK TELECOM CO., LTD.

Separate Financial Statements

December 31, 2017 and 2016

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”) which comprise the separate statements of financial position as at December 31, 2017 and 2016, the separate statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2017 and 2016 and of its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 23, 2018

This report is effective as of February 23, 2018, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2017 and 2016

(In millions of won)	Note	December 31, 2017	December 31, 2016
Assets
Current Assets:
Cash and cash equivalents	30,31	~~W~~880,583	874,350
Short-term financial instruments	5,30,31	94,000	95,000
Short-term investment securities	7,30,31	47,383	97,340
Accounts receivable—trade, net	6,30,31,32	1,520,209	1,594,504
Short-term loans, net	6,30,31,32	54,403	54,143
Accounts receivable—other, net	6,30,31,32,34	1,003,509	772,570
Prepaid expenses		121,121	107,989
Inventories, net		29,837	32,479
Advanced payments and other	6,7,30,31	17,053	32,740

Total Current Assets		3,768,098	3,661,115

Non-Current Assets:
Long-term financial instruments	5,30,31	382	102
Long-term investment securities	7,30,31	724,603	560,966
Investments in subsidiaries, associates and joint ventures	8	9,152,321	8,726,538
Property and equipment, net	9,32	6,923,133	7,298,539
Goodwill	10	1,306,236	1,306,236
Intangible assets, net	11	3,089,545	3,275,663
Long-term loans, net	6,30,31,32	7,512	11,160
Long-term accounts receivable—other	6,30,31,34	285,118	147,139
Long-term prepaid expenses		25,169	27,918
Guarantee deposits	6,30,31,32	173,513	173,287
Long-term derivative financial assets	16,30,31	30,608	176,465
Deferred tax assets	27	30,953	58,410
Defined benefit assets	15	40,082	24,787
Other non-current assets		249	249

Total Non-Current Assets		21,789,424	21,787,459

Total Assets		~~W~~25,557,522	25,448,574

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2017 and 2016

(In millions of won)	Note	December 31, 2017		December 31, 2016
Liabilities and Shareholders’ Equity
Current Liabilities:
Current installments of long-term debt, net	12,30,31	~~W~~	1,131,047	628,868
Current installments of long-term payables – other	13,30,31		301,751	301,773
Accounts payable – other	30,31,32		1,664,054	1,546,252
Withholdings	30,31		517,991	642,582
Accrued expenses	30,31		790,368	663,918
Income tax payable	27		206,060	461,999
Unearned revenue			3,705	1,360
Derivative financial liabilities	16,30,31		27,791	86,950
Provisions	14		48,508	59,027
Receipts in advance			76,126	71,431

Total Current Liabilities			4,767,401	4,464,160

Non-Current Liabilities:
Debentures, excluding current installments, net	12,30,31		4,334,848	4,991,067
Long-term borrowings, excluding current installments, net	12,30,31		42,486	61,416
Long-term payables – other	13,30,31		1,328,630	1,602,943
Long-term unearned revenue			7,033	2,389
Long-term derivative financial liabilities	16,30,31		10,719	—
Long-term provisions	14		16,178	21,493
Other non-current liabilities	30,31		42,836	48,152

Total Non-Current Liabilities			5,782,730	6,727,460

Total Liabilities			10,550,131	11,191,620

Shareholders’ Equity
Share capital	1,17		44,639	44,639
Capital surplus and others	17,18,19,20		371,895	371,481
Retained earnings	21,22		14,512,556	13,902,627
Reserves	23		78,301	(61,793)

Total Shareholders’ Equity			15,007,391	14,256,954

Total Liabilities and Shareholders’ Equity		~~W~~	25,557,522	25,448,574

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2017 and 2016

(In millions of won except for per share data)	Note	2017		2016
Operating revenue:	32
Revenue		~~W~~	12,468,035	12,350,479

Operating expenses:	32
Labor			624,900	634,754
Commissions			4,864,463	4,716,555
Depreciation and amortization			2,370,192	2,242,546
Network interconnection			628,610	687,048
Leased line			290,324	347,741
Advertising			150,361	174,186
Rent			435,170	424,929
Cost of products that have been resold			515,013	502,770
Others	24		891,293	837,778

			10,770,326	10,568,307

Operating profit			1,697,709	1,782,172
Finance income	26		188,025	323,563
Finance costs	26		(274,098)	(261,393)
Other non-operating income	25		18,471	54,288
Other non-operating expenses	25		(165,783)	(200,771)
Profit (loss) on investments in subsidiaries, associates and joint ventures, net	8		139,484	(135,077)

Profit before income tax			1,603,808	1,562,782
Income tax expense	27		272,694	345,508

Profit for the year		~~W~~	1,331,114	1,217,274

Earnings per share	28
Basic and diluted earnings per share (in won)		~~W~~	18,613	17,001

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2017 and 2016

(In millions of won)	Note	2017		2016
Profit for the year		~~W~~	1,331,114	1,217,274
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	15		1,746	(10,319)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	23,26		119,910	5,385
Net change in unrealized fair value of derivatives	16,23,26		20,184	(13,950)

Other comprehensive income (loss) for the year, net of taxes			141,840	(18,884)

Total comprehensive income		~~W~~	1,472,954	1,198,390

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2017 and 2016

(In millions of won)
	Share capital		Capital surplus and others						Retained earnings	Reserves	Total equity
			Paid-in surplus	Treasury share	Hybrid bonds	Share option	Other	Sub-total
Balance at January 1, 2016	~~W~~	44,639	2,915,887	(2,260,626)	398,518	—	(684,333)	369,446	13,418,603	(53,228)	13,779,460
Total comprehensive income:
Profit for the year		—	—	—	—	—	—	—	1,217,274	—	1,217,274
Other comprehensive loss		—	—	—	—	—	—	—	(10,319)	(8,565)	(18,884)

		—	—	—	—	—	—	—	1,206,955	(8,565)	1,198,390

Transactions with owners:
Annual dividends		—	—	—	—	—	—	—	(635,482)	—	(635,482)
Interim dividends		—	—	—	—	—	—	—	(70,609)	—	(70,609)
Business combination under common control		—	—	—	—	—	2,035	2,035	—	—	2,035
Interest on hybrid bonds		—	—	—	—	—	—	—	(16,840)	—	(16,840)

		—	—	—	—	—	2,035	2,035	(722,931)	—	(720,896)

Balance at December 31, 2016	~~W~~	44,639	2,915,887	(2,260,626)	398,518	—	(682,298)	371,481	13,902,627	(61,793)	14,256,954

Balance at January 1, 2017	~~W~~	44,639	2,915,887	(2,260,626)	398,518	—	(682,298)	371,481	13,902,627	(61,793)	14,256,954
Total comprehensive income:
Profit for the year		—	—	—	—	—	—	—	1,331,114	—	1,331,114
Other comprehensive income		—	—	—	—	—	—	—	1,746	140,094	141,840

		—	—	—	—	—	—	—	1,332,860	140,094	1,472,954

Transactions with owners:
Annual dividends		—	—	—	—	—	—	—	(635,482)	—	(635,482)
Interim dividends		—	—	—	—	—	—	—	(70,609)	—	(70,609)
Share option		—	—	—	—	414	—	414	—	—	414
Interest on hybrid bonds		—	—	—	—	—	—	—	(16,840)	—	(16,840)

		—	—	—	—	414	—	414	(722,931)	—	(722,517)

Balance at December 31, 2017	~~W~~	44,639	2,915,887	(2,260,626)	398,518	414	(682,298)	371,895	14,512,556	78,301	15,007,391

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(In millions of won)	Note	2017		2016
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		~~W~~	1,331,114	1,217,274
Adjustments for income and expenses	35		2,804,239	2,931,278
Changes in assets and liabilities related to operating activities	35		(293,836)	(143,263)

Sub-total			3,841,517	4,005,289
Interest received			46,774	23,014
Dividends received			101,256	113,955
Interest paid			(183,939)	(199,332)
Income tax paid			(548,138)	(367,354)

Net cash provided by operating activities			3,257,470	3,575,572

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			50,000	—
Decrease in short-term financial instruments, net			1,000	36,500
Collection of short-term loans			206,932	232,745
Proceeds from disposals of long-term investment securities			15,276	336,669
Proceeds from disposals of investments in subsidiaries and associates			—	1,063
Increase in cash due to business combination			—	360
Proceeds from disposals of property and equipment			19,667	14,539
Proceeds from disposals of intangible assets			3,811	7,689

Sub-total			296,686	629,565
Cash outflows for investing activities:
Increase in short-term investment securities, net			—	(6,335)
Increase in short-term loans			(203,511)	(237,197)
Increase in long-term financial instruments			—	(40)
Acquisitions of long-term investment securities			(12,863)	(19,501)
Increase in investments in subsidiaries and associates			(286,298)	(87,088)
Acquisitions of property and equipment			(1,870,634)	(1,674,027)
Acquisitions of intangible assets			(75,298)	(580,219)

Sub-total			(2,448,604)	(2,604,407)

Net cash used in investing activities		~~W~~	(2,151,918)	(1,974,842)

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2017 and 2016

(In millions of won)	Note	2017		2016
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	647,328	607,474
Cash inflows from settlement of derivatives			188	251

Sub-total			647,516	607,725
Cash outflows for financing activities:
Decrease in short-term borrowings, net			—	(230,000)
Repayments of long-term borrowings			(13,002)	(12,814)
Repayments of long-term accounts payable – other			(302,867)	(120,718)
Repayments of debentures			(602,733)	(680,000)
Payments of dividends			(706,091)	(706,091)
Payments of interest on hybrid bonds			(16,840)	(16,840)
Cash outflows from settlement of derivatives			(105,269)	—

Sub-total			(1,746,802)	(1,766,463)

Net cash used in financing activities			(1,099,286)	(1,158,738)

Net increase in cash and cash equivalents			6,266	441,992
Cash and cash equivalents at beginning of the year			874,350	431,666
Effects of exchange rate changes on cash and cash equivalents			(33)	692

Cash and cash equivalents at end of the year		~~W~~	880,583	874,350

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2017, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	7,392,350	9.16
Institutional investors and other minority stockholders	42,853,358	53.07
Treasury shares	10,136,551	12.55

Total number of shares	80,745,711	100.00

2.	Basis of Presentation

(1)	Statement of compliance

These separate financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent or an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost.

The separate financial statements were authorized for issuance by the Board of Directors on February 2, 2018, which will be submitted for approval at the shareholders’ meeting to be held on March 21, 2018.

(2)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments at fair value through profit or loss measured at fair value;

•	available-for-sale financial assets measured at fair value; and

•	assets for defined benefit plans recognized at the net of the fair value of plan assets less the total present value of defined benefit obligations.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

2.	Basis of Presentation, Continued

(3)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(4)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in Note 4 for classification of lease.

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipment and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit liabilities, and recognition of deferred tax assets (liabilities).

3)	Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established policies and processes with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executives.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, are used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments, Continued

3)	Fair value measurement, Continued

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 31.

3.	Changes in accounting policies

Except the following amendments to the standards that are effective for annual periods beginning on January 1, 2017, the accounting policies have been applied consistently to all periods presented in these separate financial statements.

1)	K-IFRS No. 1007, Cash Flow Statements

The Company adopted the amendments to K-IFRS No. 1007, which form a part of the IASB’s broader disclosure initiative, in the period beginning on January 1, 2017. The amendment requires the Company to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The Company disclosed the reconciliation of the opening and closing balances of liabilities arising from financing activities including changes from financing cash flows; changes arising from obtaining or losing control of subsidiaries or other businesses; the effect of changes in foreign exchange rates; changes in fair values; and other changes in Note 35.

2)	K-IFRS No. 1012, Income Taxes

The Company adopted the amendments to K-IFRS No. 1012 in the period beginning January 1, 2017. The amendments clarify the necessity to consider whether there are restrictions on tax laws on the sources of taxable profits which may be used for the reversal of deductible temporary difference. In addition, the amendments provide the guidance on how to estimate the probable future taxable profit and specify the circumstances where an asset can be recovered for more than its carrying amount. These amendments have no impact on the Company’s separate financial statements.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies

The significant accounting policies applied by the Company in the preparation of its separate financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements.

(1)	Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with K-IFRS No. 1108, Operating Segments and such disclosures are not separately disclosed on these separate financial statements.

(2)	Investments in subsidiaries and associates

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries and associates in accordance with K-IFRS No. 1027. Dividends from a subsidiary or associate are recognized in profit or loss when the right to receive the dividend is established.

The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and financial asset with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses.

(5)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets not at fair value through profit or loss are measured at their fair value plus transaction costs that are directly attributable to the acquisition of asset.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investment. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income (OCI) in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

(v)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is presented in the statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of income. The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(7)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets, Continued

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. The Company can recognize impairment losses directly or by establishing an allowance account. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed either directly or by adjusting an allowance account.

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss subsequently. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

(8)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent to initial recognition, an item of property and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(8)	Property and equipment, Continued

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 6
Other property and equipment	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. This intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 13
Land usage rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(i)	Grants related to assets

Government grants whose primary condition is that the Company purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

(12)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(13)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its separate statement of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company reviews to determine whether the leased assets are impaired at the reporting date.

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Company’s incremental borrowing rate of interest.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(14)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(15)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liability. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(16)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(16)	Employee benefits, Continued

(v)	Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the period when the Company can no longer withdraw the offer of those benefits and the period when the Company recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(17)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(18)	Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(19)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

(20)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(21)	Share-based Payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Company measures their value indirectly by reference to the fair value of the equity instruments granted. Related expense, with a corresponding increase in capital surplus and others, is recognized over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

(22)	Revenue

Revenue from the sale of goods, rendering of services or use of assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

(i)	Services rendered

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed.

Revenue from other services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(22)	Revenue, Continued

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iii)	Customer loyalty programs

For customer loyalty programs, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programs is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Company performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

(23)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on disposal of available-for-sale financial assets, changes in fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(24)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

The Company prepares consolidated income tax returns under the tax-consolidation system and its economically unified wholly owned subsidiaries.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(24)	Income taxes, Continued

(i)	Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its wholly owned domestic subsidiaries and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Company and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(24)	Income taxes, Continued

(ii)	Deferred tax, Continued

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they are intended to be settled current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

(25)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

(26)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2017 and earlier application is permitted; however, the Company has not early adopted the following new standards in preparing the accompanying separate financial statements.

1)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109, published on September 25, 2015 which will replace the K-IFRS No. 1039 Financial Instruments: Recognition and Measurement, is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company currently plans to apply K-IFRS No.1109 in the period beginning on January 1, 2018.

K-IFRS No. 1109 will be applied retrospectively with exemption allowing the Company not to restate comparative information for prior periods with respect to classification and measurement changes. The Company will recognize any difference on the measurement of financial assets and liabilities in the opening balance of retained earnings of the year beginning January 1, 2018. In the case of hedge accounting, the prospective application is allowed except for those specified in K-IFRS No. 1109 such as accounting for the time value of options and the forward element of forward contracts which requires retrospective application.

Key features of K-IFRS No. 1109 includes new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics, impairment model based on changes in expected credit losses, and new approach to hedge qualification and methods for assessing hedge effectiveness.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

To ensure smooth implementation of K-IFRS No.1109, the Company needs to assess the financial impact of adopting K-IFRS No. 1109, to formulate the accounting policy, and to design, implement and enhance the accounting system and related controls. The expected quantitative impact of adopting K-IFRS No. 1109 on the Company’s financial statements cannot be reliably estimated because it will be dependent on the financial instruments that the Company holds and economic conditions at that time as well as accounting elections and judgments that it will make in the future.

Based on the circumstances and information available as of December 31, 2017, the Company preliminary assessed the financial impact on its separate financial statements resulting from the adoption of K-IFRS No. 1109. The results of the preliminary assessment are as follows. The results are subject to change according to the additional information available in subsequent periods.

i)	Classification and measurement of financial assets

Classification of financial assets under K-IFRS No. 1109 is driven by the entity’s business model for managing financial assets and their contractual cash flows. This contains three principal classification categories: financial assets measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). Derivatives embedded in contracts where the host is a financial asset are never bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification. Details of the classification based on business models and contractual cash flows are as follows;

Business model assessment(*1)	Contractual cash flow characteristics
	Solely payments of principal and interest	Others
Hold to collect contractual cash flows	Amortized cost(*2)
Hold to collect contractual cash flows and sell financial assets	FVOCI- measured at fair value(*2)	FVTPL-measured at fair value(*3)
Hold to sell financial assets and others	FVTPL-measured at fair value

(*1)	The business model will be assessed at portfolio level.
(*2)	To eliminate or significantly reduce the accounting mismatch, the Company may irrevocably designate a financial asset as measured at FVTPL using the fair value option at initial recognition.
(*3)	Equity instruments that are not held for trading may be irrevocably designated as FVOCI using the fair value option. This election will be made on an investment-by-investment basis.

As new classification requirements for financial assets under K-IFRS No. 1109 are more stringent than requirements under K-IFRS No. 1039, the adoption of the new standard may result in increase in financial assets designated as FVTPL and higher volatility in profit or loss of the Company. As of December 31, 2017, the Company’s financial assets consist of ~~W~~4,019,888 million of loans and receivables, ~~W~~771,986 million of available-for-sale financial assets, and ~~W~~9,054 million of financial assets at fair value through profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

i)	Classification and measurement of financial assets, Continued

A financial asset is measured at amortized cost under K-IFRS No. 1109 if the asset is held by the Company to collect its contractual cash flows and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2017, the Company has ~~W~~4,019,888 million of loans and receivables measured at amortized cost.

Based on preliminary assessment, most of the Company’s loans and receivables are held to collect their contractual cash flows and the asset’s contractual cash flows represent solely payments of principal and interest. Though some are held for collecting the asset’s contractual cash flows and sale, management does not expect this to have a significant impact due to the short term nature of the receivables.

A financial asset is measured at FVOCI under K-IFRS No. 1109 if the objective of the business model is achieved both by collecting contractual cash flows and selling financial assets; and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2017, the Company has ~~W~~900 million of debt instruments classified as available-for-sale financial assets.

Most of the debt instruments held by the Company classified as available-for-sale financial assets are expected to be classified as financial assets measured at FVOCI upon adoption of K-IFRS No. 1109 as at January 1, 2018. Therefore, management does not expect there to be a significant impact.

Under K-IFRS No. 1109, equity instruments that are not held for trading may be irrevocably designated as FVOCI on initial recognition with no recycling of amounts from OCI to profit and loss. As of December 31, 2017, the Company has ~~W~~771,086 million of available-for-sale equity instruments.

As the Company plans to classify the equity instruments with long-term investment purposes to financial assets measured at FVOCI under K-IFRS No. 1109, the Company’s preliminary assessment did not indicate any material impact on the Company’s separate financial statements except no recycling of amounts from OCI to profit and loss is allowed.

All other financial assets are measured at FVTPL. As of December 31, 2017, the Company has no debt and equity instruments designated as FVTPL using the fair value option.

ii)	Classification and measurement of financial liabilities

Under K-IFRS No. 1109, for the financial liabilities designated as FVTPL using the fair value option, the element of gains or losses attributable to changes in the own credit risk should normally be recognized in OCI, with the remainder recognized in profit or loss. These amounts recognized in OCI are not recycled to profit or loss even when the liability is derecognized. However, if presentation of the fair value change in respect of the liability’s credit risk in OCI results in or enlarges an accounting mismatch in profit or loss, gains and losses are entirely presented in profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

ii)	Classification and measurement of financial liabilities, Continued

Adoption of K-IFRS No. 1109 may result in decrease in profit or loss, since the amount of fair value changes that is attributable to changes in the credit risk of the liability will be presented in OCI.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

ii) Classification and measurement of financial liabilities, Continued

As of December 31, 2017, the Company’s total financial liability amounts to ~~W~~9,663,649 million, among which the financial liabilities designated as FVTPL using fair value option amount to ~~W~~60,278 million.

As of December 31, 2017, most of the financial liabilities designated as FVTPL of the Company have short-term maturities with no significant changes in their credit risks. The Company’s preliminary assessment did not indicate any material impact on the Company’s separate financial statements if K-IFRS No. 1109 were applied at December 31, 2017.

iii) Impairment: financial assets and contract assets

The current impairment requirements under K-IFRS No. 1039 are based on an ‘incurred loss model’, where the impairment exists if there is objective evidence as a result of one or more events that occurred after the initial recognition of an asset. However, K-IFRS No. 1109 replaces the incurred loss model in K-IFRS No. 1039 with an ‘expected credit loss model’ which applies to debt instruments measured at amortized cost or at fair value through other comprehensive income.

Under K-IFRS No. 1109, the Company should recognize a loss allowance or provision at an amount equal to 12-month expected credit losses or lifetime expected credit losses for financial assets determined by the extent of probable credit deterioration since initial recognition as explained below. Therefore, the new impairment requirements are expected to result in earlier recognition of credit losses compared to the incurred loss model of K-IFRS No. 1039.

Stages (*1)		Loss allowances
Stage 1	No significant increase in credit risk since initial recognition (*2)	Loss allowances are determined for the amount of the expected credit losses that result from default events that are possible within 12 months after the reporting date.

Stage 2	Significant increase in credit risk since initial recognition	Loss allowances are determined for the amount of the expected credit losses that result from all possible default events over the expected life of the financial instrument.
Stage 3	Objective evidence of credit risk impairment

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

iii) Impairment: financial assets and contract assets, Continued

(*1)	Under K-IFRS No. 1115, Revenue from Contracts with Customers (see note 4 (26) (2)), for trade receivables and contract assets arising with no significant credit risk, loss allowances are recognized at an amount equal to lifetime expected credit losses. However, for trade receivables and contract assets with a significant financing component arising under K-IFRS No. 1115, the Company may choose as its accounting policy to recognize loss allowances at an amount equal to lifetime expected credit losses. In addition, for receivables under lease arrangement, the Company may choose to recognize loss allowances at an amount equal to lifetime expected credit losses. The Company expects to perform the analysis on whether there was a significant increase in credit risk on collective basis instead of on individual instrument basis. In addition, when information that is more forward-looking than past due status is not available without undue cost or effort, the Company expects to use past due information to determine whether there have been significant increases in credit risk since initial recognition.

(*2)	The Company may determine that a financial asset’s credit risk has not increased significantly if the asset has low credit risk at the reporting date.

K-IFRS No. 1109 allows the Company to only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets at the reporting date. As of December 31, 2017, the Company has ~~W~~4,019,888 million of debt instrument financial assets measured at amortized cost and ~~W~~205,374 million as loss allowances for these assets. The Company’s preliminary assessment did not indicate any material impact on the Company’s separate financial statements upon adoption of K-IFRS No.1109 on January 1, 2018.

iv) Hedge accounting

K-IFRS No. 1109 maintains the mechanics of hedge accounting from those in K-IFRS No. 1039. However, K-IFRS No. 1109 replaces existing rule-based requirements under K-IFRS No. 1039 that are complex and difficult to apply with principle based requirement focusing more on the Company’s risk management purposes and procedures. Under K-IFRS No. 1109, more hedging instruments and hedged items are permitted and 80%-125% effectiveness requirement is removed.

By complying with the hedging rules in K-IFRS No. 1109, the Company may apply hedge accounting for transactions that currently do not meet the hedging criteria under K-IFRS No. 1039 thereby reducing volatility in profit or loss. As of December 31, 2017, the Company recognized the total amount of ~~W~~1,548,247 million as hedged liabilities that applied hedge accounting and changes in fair value of cash flow hedge in the amount of ~~W~~70,572 million was recognized in OCI for the year ended December 31, 2017.

Upon initial application of K-IFRS No. 1109, the Company may choose as its accounting policy to continue to apply hedge accounting requirements under K-IFRS No. 1039 instead of the requirements in K-IFRS No. 1109.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

iv) Hedge accounting, Continued

The Company is yet to decide on its accounting policy whether to continuously apply the hedge accounting requirements of K-IFRS No. 1039 instead of the requirements in K-IFRS No. 1109 when initially applying K-IFRS No. 1109. The Company designates derivatives such as currency swaps as hedging instruments to hedge the risk of variability in cash flows associated with the foreign currency debentures and borrowings. As the Company’s hedging instruments as of December 31, 2017 satisfy the hedge requirements of retrospective testing (80~125%) under K-IFRS No. 1039, the adoption of K-IFRS No. 1109 is not expected to have material impact on the Company’s separate financial statements.

2)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, published on November 6, 2015 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. It replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programs, K-IFRS No. 2115, Agreements for the Construction of Real Estate, and K-IFRS No. 2118, Transfers of Assets from Customers. The Company plans to adopt K-IFRS No. 1115 on January 1, 2018. The Company plans to apply K-IFRS No. 1115 by recognizing the cumulative effect of initially applying K-IFRS No. 1115 as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) of the year beginning January 1, 2018. The Company elected to apply K-IFRS No. 1115 retrospectively only to contracts that are not completed contracts at the date of initial application (January 1, 2018) using the transition method permitted by K-IFRS No. 1115.

K-IFRS No. 1018 provides separate revenue recognition criteria by transaction type which include sale of goods, rendering of services, and use of entity assets by others yielding interest, royalties and dividends. However, K-IFRS No. 1115 introduces a five-step model for revenue recognition that focuses on the ‘transfer of control’ rather than the ‘transfer of risks and rewards’. The steps in five-step model are as follows:

•	identification of the contract with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when (or as) the entity satisfies a performance obligation.

The Company updated its accounting system and related controls based on the understanding of the revenue stream of the Company with the assistance of external information technology and accounting specialists. The Company is assessing the financial impact of the adoption of K-IFRS No. 1115 on its separate financial statements and plans to complete the assessment by March 31, 2018. The results of the assessment will be disclosed in the Company’s condensed separate interim financial statements for the three-month period ending March 31, 2018.

Based on the circumstances and information available as of December 31, 2017, the Company preliminary assessed the financial impact on its separate financial statements resulting from the adoption of K-IFRS No. 1115. The results of the preliminary assessment are as follows. The results are subject to change according to the additional information available to use in subsequent periods.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

2)	K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

- Incremental costs to acquire a contract

The Company has exclusive contracts with its sales agents to sell the Company’s wireless telecommunications services to subscribers. These agents receive commissions depending on the number of subscribers newly added and retained. The commissions paid to the agents constitute a significant portion of the Company’s operating expenses. Currently, the portion of these commissions that would not have been incurred if there have been no binding contracts with the subscribers are expensed.

Under K-IFRS No. 1115, for the Company’s incremental costs to acquire a subscription contract, the Company expects to capitalize such amounts and amortized over the expected subscription period estimated based on historical experience. However, as a practical expedient, the Company plans to expense the incremental cost as incurred if the amortization period of the contract acquisition and fulfillment cost is considered to be not longer than one year.

As of December 31, 2017, the Company is assessing the impact of capitalizing the incremental costs associated with obtaining customer contracts. Based on the preliminary assessment, the Company expects commission expenses to decrease, while corresponding assets capitalized (incremental costs of obtaining a contract) and amortization expenses to be recognized and incurred, respectively.

3)	K-IFRS No. 1116, Leases

K-IFRS No. 1116, published on May 22, 2017, is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. K-IFRS No. 1116 replaces existing leases guidance including K-IFRS No. 1017, Leases, K-IFRS No. 2104, Determining whether an Arrangement contains a Lease, K-IFRS No. 2015, Operating Leases – Incentives, and K-IFRS No. 2027, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

K-IFRS No. 1116, at the inception date of a contract and the first implementation of the standard, requires the Company to determine whether a contract is, or contains, a lease unless the Company applies the practical expedient for the existing lease contract at the date of adoption of the standard.

When accounting for lease, lessee and lessor should account for each lease component within the contract as a lease separately from non-lease components of the contract.

Lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. However, there are optional exemptions for short-term leases and leases of low value items. As a practical expedient, a lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and, instead, account for each lease component and any associated non-lease components as a single lease component.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(26)	Standards issued but not yet effective, Continued

3)	K-IFRS No. 1116, Leases, Continued

Lessor accounting remains similar to the current standard K-IFRS No. 1017. For a sale and leaseback arrangement, K-IFRS No. 1116 requires the Company to apply the requirements for determining when a performance obligation is satisfied in K-IFRS No. 1115 to determine whether the transfer of an asset is accounted for as a sale of that asset. However, sale and leaseback arrangements entered into before the adoption of K-IFRS No. 1116 may not be reassessed.

(1) Lease accounting for lessees

As a lessee, the Company can either apply the K-IFRS No. 1116 using a full retrospective approach; or modified retrospective approach. The full retrospective approach requires the Company to retrospectively apply the new standard to each prior reporting period presented, while modified retrospective approach requires the lessee to recognize the cumulative effect of initial application at the date of initial application of the new leases standard.

(2) Lease accounting for lessors

In case where the Company is an intermediate lessor, the Company should reassess subleases that were classified as operating leases applying K-IFRS No. 1017 and are ongoing at the date of initial application, whether each sublease should be classified as an operating lease or a finance lease applying K-IFRS No. 1116. For subleases that were classified as operating leases applying K-IFRS No. 1017 but finance leases applying K-IFRS No. 1116, the Company should accounts for such sublease as a new finance lease entered into at the date of initial application of K-IFRS No. 1116.

The Company plans to update its accounting system and related controls and complete the assessment of impact on its separate financial statements resulting from the adoption of K-IFRS No. 1116 by December 31, 2018.

5.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2017 and 2016 are summarized as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Short-term financial instruments(*)	~~W~~	89,000	89,000
Long-term financial instruments(*)		382	102

	~~W~~	89,382	89,102

(*)	Financial instruments include charitable trust fund established by the Company where profits from the fund are donated to charitable institutions. As of December 31, 2017 the funds cannot be withdrawn before maturity.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2017 and 2016 are as follows:

(In millions of won)	December 31, 2017
	Gross amount	Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~1,628,036	(107,827)	1,520,209
Short-term loans	54,953	(550)	54,403
Accounts receivable – other	1,059,395	(55,886)	1,003,509
Accrued income	659	—	659

	2,743,043	(164,263)	2,578,780
Non-current assets:
Long-term loans	48,623	(41,111)	7,512
Long-term accounts receivable – other	285,118	—	285,118
Guarantee deposits	173,513	—	173,513

	507,254	(41,111)	466,143

	~~W~~ 3,250,297	(205,374)	3,044,923

(In millions of won)	December 31, 2016
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable – trade		~~W~~1,713,531	(119,027)	1,594,504
Short-term loans		54,690	(547)	54,143
Accounts receivable – other		830,675	(58,105)	772,570
Accrued income		460	—	460

		2,599,356	(177,679)	2,421,677
Non-current assets:
Long-term loans		52,308	(41,148)	11,160
Long-term accounts receivable – other		147,139	—	147,139
Guarantee deposits		173,287	—	173,287

		372,734	(41,148)	331,586

	~~W~~	2,972,090	(218,827)	2,753,263

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

6.	Trade and Other Receivables, Continued

(2)	Changes in allowances for doubtful accounts of trade and other receivables for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Balance at January 1	~~W~~	218,827	204,677
Bad debt expense		20,337	52,164
Write-offs		(54,232)	(56,128)
Collection of receivables previously written-off		20,442	18,114

Balance at December 31	~~W~~	205,374	218,827

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2017 and 2016 are as follows:

(In millions of won)	December 31, 2017			December 31, 2016
	Accounts receivable – trade		Other receivables	Accounts receivable – trade	Other receivables
Neither overdue nor impaired	~~W~~	1,216,283	1,506,220	1,285,629	1,089,134
Overdue but not impaired		19,378	—	20,734	—
Impaired		392,375	116,041	407,168	169,425

		1,628,036	1,622,261	1,713,531	1,258,559
Allowances for doubtful accounts		(107,827)	(97,547)	(119,027)	(99,800)

	~~W~~	1,520,209	1,524,714	1,594,504	1,158,759

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Less than 1 month	~~W~~	904	1,717
1 ~ 3 months		1,402	1,890
3 ~ 6 months		1,561	4,637
More than 6 months		15,511	12,490

	~~W~~	19,378	20,734

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

7.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Beneficiary certificates(*)	~~W~~	47,383	97,340

(*)	The income distributable in relation to beneficiary certificates as of December 31, 2017, were accounted for as accrued income.

(2)	Details of long-term investment securities as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Equity securities:
Marketable equity securities(*)	~~W~~	586,713	421,846
Unlisted equity securities etc.		136,990	128,831

		723,703	550,677
Debt securities:
Investment bonds		900	10,289

	~~W~~	724,603	560,966

(*)	The Company recognized gain on disposal amounting to ~~W~~138,779 million as the Company disposed its entire marketable equity securities of POSCO Co., Ltd. for ~~W~~305,110 million of cash during the year ended December 31, 2016.

8.	Investments in Subsidiaries, Associates and Joint ventures

(1)	Investments in subsidiaries, associates and joint ventures as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Investments in subsidiaries	~~W~~	4,391,693	4,345,956
Investments in associates and joint ventures		4,760,628	4,380,582

	~~W~~	9,152,321	8,726,538

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

8.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(2)	Details of investments in subsidiaries as of December 31, 2017 and 2016 are as follows:

(In millions of won)	December 31, 2017				December 31, 2016
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.(*1)	1,432,627	100.0	~~W~~	243,988	208,707
SK Broadband Co., Ltd.	298,460,212	100.0		1,870,582	1,870,582
SK Communications Co., Ltd.(*2)	43,427,530	100.0		69,668	82,857
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICEACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SERVICE TOP Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.	57,338,266	98.1		1,298,237	1,298,237
IRIVER LIMITED(*3)	21,826,296	45.9		91,642	54,503
SK Telecom China Holdings Co., Ltd.	—	100.0		38,652	38,652
SKT Vietnam PTE. Ltd.	180,476,700	73.3		2,364	2,364
SKT Americas, Inc.	122	100.0		45,701	45,701
YTK Investment Ltd.(*4)	—	100.0		3,388	18,693
Atlas Investment	—	100.0		84,495	82,684
SK Global Healthcare Business Group Ltd.	—	100.0		39,649	39,649
Entrix Co., Ltd.(*5)	—	—		—	27,628
SK techx Co., Ltd.(*5)	6,713,838	100.0		155,999	128,371
One Store Co., Ltd.	10,409,600	65.5		82,186	82,186

			~~W~~	4,391,693	4,345,956

(*1)	On September 28, 2017, the board of directors of the Company resolved to acquire the shares of SK Telink Co., Ltd. held by the non-controlling shareholders of SK Telink Co., Ltd. on December 14, 2017 at ~~W~~270,583 per share in cash. The Company paid ~~W~~35,281 million in cash, in aggregate, and the Company wholly owns the SK Telink Co., Ltd. as of December 31, 2017.
(*2)	On November 24, 2016, the board of directors of the Company resolved to acquire all of the shares of SK Communications Co., Ltd. held by the non-controlling shareholders of SK Communications Co., Ltd. on February 7, 2017 at ~~W~~2,814 per share in cash. The Company paid ~~W~~43,328 million in cash ,in aggregate, and the Company wholly owns SK Communications Co., Ltd. as of December 31, 2017. Impairment loss on investments in SK Communications Co., Ltd. amounting to ~~W~~56,517 million was recognized during the year ended December 31, 2017.
(*3)	During the year ended December 31, 2017, the Company acquired 4,699,248 shares of IRIVER LIMITED at ~~W~~25,000 million participating in the investee’s non-proportional capital increase. In addition, SM mobile communications Co., Ltd., one of the associates of the Company, was merged into IRIVER LIMITED during the year ended December 31, 2017 with the Company acquiring 1,925,009 shares of IRIVER LIMITED based on the merger ratio set on October 1, 2017. As a result of the merger, the Company’s ownership interest of IRIVER LIMITED has changed from 45.88 to 45.90%. Although the Company has less than 50% of the voting rights of IRIVER LIMITED, the Company is considered to have control over IRIVER LIMITED since the Company holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

8.     Investments in Subsidiaries, Associates and Joint ventures, Continued

(2)	Details of investments in subsidiaries as of December 31, 2017 and 2016 are as follows, Continued:

(*4)	Impairment loss amounting to ~~W~~15,305 million was recognized during the year ended December 31, 2017.

(*5)	Entrix Co., Ltd., one of the subsidiaries of the Company, was merged into SK techx Co., Ltd. during the year ended December 31, 2017.

(3)	Details of investments in associates and joint ventures as of December 31, 2017 and 2016 are as follows:

(In millions of won, except for share data)
	December 31, 2017				December 31, 2016
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.(*1)	10,928,921	27.3	~~W~~	601,192	47,830
HappyNarae Co., Ltd.(*2)	720,000	45.0		12,939	12,250
Korea IT Fund(*3)	190	63.3		220,957	220,957
Wave City Development Co., Ltd.(*4)	393,460	19.1		1,532	1,532
KEB HanaCard Co., Ltd.(*4)	39,902,323	15.0		253,739	253,739
Daehan Kanggun BcN Co., Ltd.	1,675,124	29.0		353	353
NanoEnTek, Inc.	6,960,445	28.5		47,958	47,958
SK Industrial Development China Co., Ltd.(*1)	—	—		—	83,691
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
SK MENA Investment B.V.	9,772,686	32.1		14,485	14,485
SK Latin America Investment S.A.	9,448,937	32.1		14,243	14,243
SKY Property Mgmt. Ltd.(*1)	—	—		—	145,656
S.M. Culture & Contents Co., Ltd. (*5)	22,033,898	23.4		65,341	—
SK USA, Inc. and others	—	—		71,824	81,823

			~~W~~	4,725,152	4,345,106

Investment in joint venture:
Finnq Co. Ltd.(*6)	4,900,000	49.0	~~W~~	24,580	24,580
12CM GLOBAL PTE. LTD.(*6)	1,007,143	62.7		10,896	10,896

				35,476	35,476

			~~W~~	4,760,628	4,380,582

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

8.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2017 and 2016 are as follows, Continued:

(*1)	During the year ended December 31, 2017, the Company contributed its shares in SKY Property Mgmt. Ltd. and SK Industrial Development China Co., Ltd., both the equity method investees of the Company, to SK China Company Ltd., and participated in SK China Company Ltd.’s rights issue amounting to USD 100,000,000; which resulted in Company’s acquiring 8,101,884 and 2,107,037 shares of SK China Company Ltd., respectively. In connection with the contributions, the Company recognized disposal gains of ~~W~~211,306 million for the year ended December 31, 2017.

(*2)	The Company acquired 40,000 shares of HappyNarae Co., Ltd. at ~~W~~17,212 per share during the year ended December 31, 2017.

(*3)	Investment in Korea IT Fund was classified as investment in associates as the Company does not have control over Korea IT Fund under the contractual agreement with other shareholders.

(*4)	These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of board of directors even though the Company has less than 20% of equity interests.

(*5)	During the year ended December 31, 2017, the Company subscribed to a third-party allocation of new shares of 22,033,898 by S.M. Culture & Contents Co., Ltd. at ~~W~~65,341 million in cash.

(*6)	These investments were classified as investment in joint venture as the Company has joint control pursuant to the agreement with the other shareholders.

(4)	The market price of investments in listed subsidiaries as of December 31, 2017 and 2016 are as follows:

(In millions of won, except for share data)
	December 31, 2017				December 31, 2016
	Market value per share (in won)		Number of shares	Fair value	Market value per share (in won)	Number of shares	Fair value
IRIVER LIMITED	~~W~~	5,580	21,826,296	121,790	5,400	15,202,039	82,091
SK Communications Co., Ltd.(*)		—	—	—	2,780	28,029,945	77,923

(*)	The ordinary shares of SK Communication Co., Ltd. were volunatrily delisted from KOSDAQ market of Korea Exchange on February 7, 2017.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

8.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(5)	The market price of investments in listed associates as of December 31, 2017 and 2016 are as follows:

(In millions of won, except for share data)
	December 31, 2017				December 31, 2016
	Market value per share (in won)		Number of shares	Fair value	Market value per share (in won)	Number of shares	Fair value
NanoEnTek, Inc.	~~W~~	5,950	6,960,445	41,415	5,020	6,960,445	34,941
SK hynix Inc.		76,500	146,100,000	11,176,650	44,700	146,100,000	6,530,670
S.M.Culture & Contents Co.,Ltd.		2,700	22,033,898	59,492	—	—	—

9.	Property and Equipment

(1)	Property and equipment as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	~~W~~	525,572	—	525,572
Buildings		1,117,686	(570,814)	546,872
Structures		864,776	(488,021)	376,755
Machinery		22,636,857	(17,988,526)	4,648,331
Other		1,439,163	(990,960)	448,203
Construction in progress		377,400	—	377,400

	~~W~~	26,961,454	(20,038,321)	6,923,133

(In millions of won)
	December 31, 2016
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	~~W~~	506,786	—	506,786
Buildings		1,091,448	(534,427)	557,021
Structures		809,876	(452,811)	357,065
Machinery		22,251,666	(17,469,681)	4,781,985
Other		1,442,398	(949,988)	492,410
Construction in progress		603,272	—	603,272

	~~W~~	26,705,446	(19,406,907)	7,298,539

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

9.	Property and Equipment, Continued

(2)	Details of the changes in property and equipment for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017
	Beginning balance		Acquisition	Disposal	Transfer(*)	Depreciation	Ending balance
Land	~~W~~	506,786	4,927	(4,449)	18,308	—	525,572
Buildings		557,021	2,138	(477)	24,927	(36,737)	546,872
Structures		357,065	46,614	(74)	8,387	(35,237)	376,755
Machinery		4,781,985	213,975	(24,180)	1,330,226	(1,653,675)	4,648,331
Other		492,410	685,159	(5,853)	(614,933)	(108,580)	448,203
Construction in progress		603,272	936,669	(4,088)	(1,158,453)	—	377,400

	~~W~~	7,298,539	1,889,482	(39,121)	(391,538)	(1,834,229)	6,923,133

(*)	Includes reclassification to intangible assets.

(In millions of won)
	2016
	Beginning balance		Acquisition	Disposal	Transfer(*1)	Depreciation	Others(*2)	Ending balance
Land	~~W~~	494,359	2,456	(3,408)	13,379	—	—	506,786
Buildings		557,932	4,336	(8,935)	39,576	(35,888)	—	557,021
Structures		342,411	33,655	(33)	15,144	(34,112)	—	357,065
Machinery		5,222,023	205,285	(35,593)	1,008,626	(1,620,968)	2,612	4,781,985
Other		402,252	777,971	(4,446)	(570,758)	(112,953)	344	492,410
Construction in progress		423,303	821,308	(6,848)	(637,930)	—	3,439	603,272

	~~W~~	7,442,280	1,845,011	(59,263)	(131,963)	(1,803,921)	6,395	7,298,539

(*1)	Includes reclassification to intangible assets.
(*2)	Composed of property and equipment acquired in connection with business combination.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

10.	Goodwill

Goodwill as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Goodwill related to acquisition of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.6% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0.4% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Company’s long-term wireless telecommunication business growth rate. Management of the Company does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

11.	Intangible Assets

(1)	Intangible assets as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017
	Acquisition cost	Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~4,843,955	(2,667,015)	—	2,176,940
Land usage rights	46,407	(38,549)	—	7,858
Industrial rights	51,978	(39,079)	—	12,899
Development costs	95,958	(95,958)	—	—
Facility usage rights	52,312	(35,856)	—	16,456
Club memberships(*1)	75,546	—	(30,703)	44,843
Other(*2)	2,854,375	(2,023,826)	—	830,549

	~~W~~8,020,531	(4,900,283)	(30,703)	3,089,545

(In millions of won)
	December 31, 2016
	Acquisition cost	Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~4,843,955	(2,263,127)	—	2,580,828
Land usage rights	45,385	(37,026)	—	8,359
Industrial rights	49,566	(35,874)	—	13,692
Development costs	98,866	(98,866)	—	—
Facility usage rights	50,780	(34,521)	—	16,259
Club memberships (*1)	78,723	—	(34,739)	43,984
Other(*2)	2,429,094	(1,816,553)	—	612,541

	~~W~~7,596,369	(4,285,967)	(34,739)	3,275,663

(*1)	Club memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets primarily consist of computer software and usage rights to a research facility which the Company built and donated, and the Company is given rights-to-use for a definite number of years in turn.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

11.	Intangible Assets, Continued

(2)	Details of the changes in intangible assets for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017
	Beginning balance		Acquisition	Disposal	Transfer(*)	Amortization	Ending balance
Frequency usage rights	~~W~~	2,580,828	—	—	—	(403,888)	2,176,940
Land usage rights		8,359	3,247	(201)	200	(3,747)	7,858
Industrial rights		13,692	2,437	(19)	—	(3,211)	12,899
Facility usage rights		16,259	2,806	(36)	129	(2,702)	16,456
Club memberships		43,984	2,969	(2,197)	87	—	44,843
Other		612,541	63,839	(4,642)	414,560	(255,749)	830,549

	~~W~~	3,275,663	75,298	(7,095)	414,976	(669,297)	3,089,545

(*)	Includes reclassification from advance payments and property and equipment.

(In millions of won)
	2016
	Beginning balance		Acquisition	Disposal	Transfer(*2)	Amortization	Others(*3)	Impairment(*4)	Ending balance
Frequency usage rights(*1)	~~W~~	1,103,517	1,810,076	—	—	(332,765)	—	—	2,580,828
Land usage rights		11,695	1,041	(100)	—	(4,277)	—	—	8,359
Industrial rights		11,828	6,019	(122)	—	(4,235)	202	—	13,692
Facility usage rights		16,486	2,181	(50)	231	(2,589)	—	—	16,259
Club memberships		61,512	118	(1,397)	—	—	—	(16,249)	43,984
Other		561,031	96,212	(7,546)	144,140	(206,972)	25,676	—	612,541

	~~W~~	1,766,069	1,915,647	(9,215)	144,371	(550,838)	25,878	(16,249)	3,275,663

(*1)	During the year ended December 31, 2016, the Company acquired the frequency right for bandwidth blocs in the 2.6 GHz band for ~~W~~1,330,100 million at the spectrum auction held by the Ministry of Science, ICT and Future Planning (MSIP) of Korea and made the initial payment in accordance with the terms of the agreement in August 2016. The remaining consideration will be paid on an annual installment basis for 10 years from August 2016. In addition, the Company extended frequency usage rights for 2.1 GHz band for ~~W~~568,500 million with the initial payment made to MSIP during the year ended December 31, 2016. The remaining consideration will be paid on an annual installment basis for 5 years from December 2016.
(*2)	Includes reclassification from advance payments and property and equipment.
(*3)	Composed of intangible assets acquired in connection with business combination.
(*4)	The Company recognized the difference between recoverable amount and the carrying amount of club memberships amounting to ~~W~~16,249 million as impairment loss for the year ended December 31, 2016.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

11.	Intangible Assets, Continued

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Research and development costs expensed as incurred	~~W~~	302,656	274,230

(4)	Details of frequency usage rights as of December 31, 2017 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	141,904	Frequency usage rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		502,480	Frequency usage rights relating to LTE service	Sept. 2013	Dec. 2021
WiBro license		2,957	WiBro service	Mar. 2012	Mar. 2019
2.6GHz license		1,092,770	Frequency usage rights relating to LTE service	Sept. 2016	Dec. 2026
2.1GHz license		436,829	Frequency usage rights relating to W-CDMA and LTE service	Dec. 2016	Dec. 2021

	~~W~~	2,176,940

12.	Borrowings and Debentures

(1)	Long-term borrowings as of December 31, 2017 and 2016 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2017		December 31, 2016
Export Kreditnamnden(*)	1.70	Apr. 29, 2022	~~W~~	55,471 (USD 51,775)	76,493 (USD 63,296)

Less present value discount				(954)	(1,586)

				54,517	74,907
Less current installments				(12,031)	(13,491)

			~~W~~	42,486	61,416

(*)	The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

12.	Borrowings and Debentures, Continued

(2)	Debentures as of December 31, 2017 and 2016 are as follows:

(In millions of won, thousands of U.S. dollars, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2017		December 31, 2016
Unsecured corporate bonds	Other fund	2018	5.00	~~W~~	200,000	200,000
Unsecured corporate bonds	Operating fund	2021	4.22		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured corporate bonds		2022	3.30		140,000	140,000
Unsecured corporate bonds		2032	3.45		90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2019	3.30		50,000	50,000
Unsecured corporate bonds		2024	3.64		150,000	150,000
Unsecured corporate bonds(*1)		2029	4.72		60,278	59,600
Unsecured corporate bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured corporate bonds		2021	2.66		150,000	150,000
Unsecured corporate bonds		2024	2.82		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.40		100,000	100,000
Unsecured corporate bonds		2025	2.49		150,000	150,000
Unsecured corporate bonds		2030	2.61		50,000	50,000
Unsecured corporate bonds	Operating fund	2018	1.89		90,000	90,000
Unsecured corporate bonds		2025	2.66		70,000	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2018	2.07		80,000	80,000
Unsecured corporate bonds		2025	2.55		100,000	100,000
Unsecured corporate bonds		2035	2.75		70,000	70,000
Unsecured corporate bonds	Operating fund	2019	1.65		70,000	70,000
Unsecured corporate bonds		2021	1.80		100,000	100,000
Unsecured corporate bonds		2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2019	1.62		50,000	50,000
Unsecured corporate bonds		2021	1.71		50,000	50,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2020	1.93		60,000	—
Unsecured corporate bonds		2022	2.17		120,000	—
Unsecured corporate bonds		2027	2.55		100,000	—
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65		90,000	—
Unsecured corporate bonds	Refinancing fund	2020	2.39		100,000	—
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63		80,000	—
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	—

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

12.	Borrowings and Debentures, Continued

(2)	Debentures as of December 31, 2017 and 2016 are as follows, Continued:

(In millions of won, thousands of U.S. dollars, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2017		December 31, 2016
Unsecured global bonds	Operating fund	2027	6.63		428,560 (USD 400,000)	483,400 (USD 400,000)
Unsecured corporate Swiss bonds		2017	1.75		—	354,399 (CHF 300,000)
Unsecured global bonds		2018	2.13		749,980 (USD 700,000)	845,950 (USD 700,000)
Unsecured corporate Australian bonds		2017	4.75		—	261,615 (AUD 300,000)
Floating rate notes(*2)		2020	3M Libor +0.88		321,420 (USD 300,000)	362,550 (USD 300,000)

					5,470,238	5,627,514
Less discounts on bonds					(16,374)	(21,070)

					5,453,864	5,606,444
Less current installments of bonds					(1,119,016)	(615,377)

				~~W~~	4,334,848	4,991,067

(*1)	The Company eliminated a measurement inconsistency of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss. The carrying amount of financial liabilities designated at fair value through profit or loss exceeds the principal amount required to pay at maturity by ~~W~~10,278 million as of December 31, 2017.
(*2)	As of December 31, 2017, 3M LIBOR rate is 1.69%.

13.	Long-term Payables – Other

(1)	As of December 31, 2017 and 2016, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 11):

(In millions of won)
	December 31, 2017		December 31, 2016
Long-term payables – other	~~W~~	1,710,255	2,013,122
Present value discount on long-term payables – other		(79,874)	(108,406)
		1,630,381	1,904,716
Less current installments of long-term payables – other		(301,751)	(301,773)

Carrying amount at December 31	~~W~~	1,328,630	1,602,943

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

13.	Long-term Payables – Other, Continued

(2)	The repayment schedule of the principal amount of long-term payables – other related to acquisition of frequency usage rights as of December 31, 2017 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	302,867
1~3 years		605,734
3~5 years		402,624
More than 5 years		399,030

	~~W~~	1,710,255

14.	Provisions

Changes in provisions for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	For the year ended December 31, 2017						As of December 31, 2017
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for installment of handset subsidy	~~W~~	24,710	2	(8,898)	(11,940)	3,874	3,874	—
Provision for restoration		53,022	4,378	(817)	(421)	56,162	39,984	16,178
Emission allowance		2,788	4,663	(518)	(2,283)	4,650	4,650	—

	~~W~~	80,520	9,043	(10,233)	(14,644)	64,686	48,508	16,178

(In millions of won)
	For the year ended December 31, 2016						As of December 31, 2016
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for installment of handset subsidy	~~W~~	5,670	37,530	(18,490)	—	24,710	19,939	4,771
Provision for restoration		50,459	4,280	(804)	(913)	53,022	36,300	16,722
Emission allowance		1,477	1,480	(169)	—	2,788	2,788	—

	~~W~~	57,606	43,290	(19,463)	(913)	80,520	59,027	21,493

The Company has provided handset subsidy to subscribers who purchase wireless telecommunication services from the Company and recognized a provision for subsidy amounts which the Company has obligations to pay in future periods.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

15.	Defined Benefit Assets

(1)	Details of defined benefit assets as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Present value of defined benefit obligations	~~W~~	278,778	240,289
Fair value of plan assets		(318,860)	(265,076)

	~~W~~	(40,082)	(24,787)

(2)	Principal actuarial assumptions as of December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016
Discount rate for defined benefit obligations	3.06%	2.62%
Expected rate of salary increase	3.72%	3.72%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in defined benefit obligations for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	For the year ended December 31
	2017		2016
Beginning balance	~~W~~	240,289	212,139
Current service cost		39,351	37,682
Interest cost		6,715	5,757
Remeasurement
- Demographic assumption		—	—
- Financial assumption		(8,366)	375
- Adjustment based on experience		6,178	7,091
Benefit paid		(18,783)	(17,896)
Others(*)		13,394	(4,859)

Ending balance	~~W~~	278,778	240,289

(*)	Others for the years ended December 31, 2017 and 2016 include the changes in liabilities due to transfer of executives to or from affiliates.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

15.	Defined Benefit Assets, Continued

(4)	Changes in plan assets for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	For the year ended December 31
	2017		2016
Beginning balance	~~W~~	265,076	208,133
Interest income		6,807	5,378
Remeasurement		(1,922)	(6,147)
Contributions		68,500	60,000
Benefit paid		(26,279)	(5,040)
Others		6,678	2,752

Ending balance	~~W~~	318,860	265,076

The Company expects to make a contribution of ~~W~~56,500 million to the defined benefit plans in 2018.

(5)	Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	For the year ended December 31
	2017		2016
Current service cost	~~W~~	39,351	37,682
Net interest cost (income)		(92)	379

	~~W~~	39,259	38,061

The above costs are recognized in labor, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of December 31, 2017 and 2016 are as follows:

(In millions of won)	For the year ended December 31
	2017		2016
Equity instruments	~~W~~	9,819	7,903
Debt instruments		87,930	68,545
Short-term financial instruments, etc.		221,111	188,628

	~~W~~	318,860	265,076

(7)	As of December 31, 2017, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(9,573)	10,176
Expected salary increase rate		9,486	(8,982)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2017 is 7.63 years.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

16.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2017 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Standard Chartered and eight other banks	Nov. 1, 2012~ May 1, 2018
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency (U.S. dollar borrowing amounting to USD 51,775)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022

(2)	As of December 31, 2017, details of fair values of the above derivatives recorded in assets or liabilities are as follows:

(In millions of won and thousands of foreign currencies)
Hedging instrument (Hedged item)	Cash flow hedge		Held for trading	Fair value
Non-current assets:
Structured bond (face value of KRW 50,000)	~~W~~	—	9,054		9,054
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		21,554	—		21,554

Total assets				~~W~~	30,608

Current liabilities:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	~~W~~	(27,791)	—		(27,791)
Non-current liabilities:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		(7,613)	—		(7,613)
Fixed-to-fixed long-term borrowings (U.S. dollar borrowing amounting to USD 51,775)		(3,106)	—		(3,106)

Total liabilities				~~W~~	(38,510)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

17.	Share Capital and Capital Surplus and Others

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of December 31, 2017 and 2016 are as follows:

(In millions of won, except for share data)
	December 31, 2017		December 31, 2016
Number of authorized shares		220,000,000	220,000,000
Number of issued shares(*)		80,745,711	80,745,711
Share capital
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares (Note 18)		(2,260,626)	(2,260,626)
Hybrid bonds (Note 19)		398,518	398,518
Share option(Note 20)		414	—
Others		(682,298)	(682,298)

	~~W~~	371,895	371,481

(*)	In 2002 and 2003, the Parent Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Parent Company’s outstanding shares have decreased without change in share capital.

There were no changes in share capital during the years ended December 31, 2017 and 2016 and details of shares outstanding as of December 31, 2017 and 2016 are as follows:

(In shares)	2017			2016
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	10,136,551	70,609,160	80,745,711	10,136,551	70,609,160

18.	Treasury Shares

The Company acquired treasury shares to provide share dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and stabilize its share prices.

Treasury shares as of December 31, 2017 and 2016 are as follows:

(In millions of won, shares)
	December 31, 2017		December 31, 2016
Number of shares		10,136,551	10,136,551
Acquisition cost	~~W~~	2,260,626	2,260,626

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

19.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2017 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate (%)(*2)	Amount
Private hybrid bonds	Unsecured subordinated bearer bond	June 7, 2013	June 7, 2073	4.21	~~W~~	400,000
Issuance costs						(1,482)

					~~W~~	398,518

Hybrid bonds issued by the Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Company.

(*1)	The Company has a right to extend the maturity under the same terms at issuance without any notice or announcement. The Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is calculated as yield rate of 5 year national bonds plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

20.	Share option

(1)	At the shareholders’ meeting held on March 24, 2017, the Company established a share option program that entitles key management personnel the option to purchase common shares of the Company. The terms and conditions related to the grants of the share options under the share option program are as follows:

Series
	1-1	1-2	1-3
Grant date	March 24, 2017
Types of shares to be issued		66,504 of registered common shares
Grant method		Reissue of treasury shares
Number of shares (in shares)	22,168	22,168	22,168
Exercise price (in won)	246,750	266,490	287,810
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date

(2)	Share compensation expense recognized during the year ended December 31, 2017 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
During the year ended December 31, 2017	~~W~~	414
In subsequent periods		977

	~~W~~	1,391

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

20.	Share option, Continued

(3)	The Company used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

	1-1	1-2	1-3
Risk-free interest rate	1.86%	1.95%	2.07%
Estimated option’s life	5 years	6 years	7 years
Share price (Closing price on the preceding day in won)	262,500	262,500	262,500
Expected volatility	13.38%	13.38%	13.38%
Expected dividends	3.80%	3.80%	3.80%
Exercise price (in won)	246,750	266,490	287,810
Per share fair value of the option (in won)	27,015	20,240	15,480

21.	Retained Earnings

(1)	Retained earnings as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for research & manpower development		—	60,001
Reserve for business expansion		10,171,138	9,871,138
Reserve for technology development		3,071,300	2,826,300

		13,264,758	12,779,759
Unappropriated		1,247,798	1,122,868

	~~W~~	14,512,556	13,902,627

(2)	Legal reserve

The Korean Commercial Act requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

22.	Statements of Appropriation of Retained Earnings

Details of statements of appropriation of retained earnings for the years ended December 31, 2017 and 2016 are as follows:

Date of appropriation for 2017: March 21, 2018

Date of appropriation for 2016: March 24, 2017

(In millions of won)
	2017		2016
Unappropriated retained earnings:
Unappropriated retained earnings	~~W~~	2,387	3,362
Remeasurement of defined benefit liabilities		1,746	(10,319)
Interim dividends:
2017: ~~W~~1,000 per share,
200% on par value
2016: ~~W~~1,000 per share,
200% on par value		(70,609)	(70,609)
Interest on hybrid bonds		(16,840)	(16,840)
Profit for the year		1,331,114	1,217,274

		1,247,798	1,122,868

Transfer from voluntary reserves:
Reserve for research and manpower development		—	60,001

Appropriation of retained earnings:
Reserve for business expansion		360,000	300,000
Reserve for technology development		250,000	245,000
Cash dividends:
2017: ~~W~~ 9,000 per share,
1,800% on par value
2016: ~~W~~ 9,000 per share,
1,800% on par value		635,482	635,482

		1,245,482	1,180,482

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	2,316	2,387

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

23.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Valuation gain on available-for-sale financial assets	~~W~~	148,873	28,963
Valuation loss on derivatives		(70,572)	(90,756)

	~~W~~	78,301	(61,793)

(2)	Changes in reserves for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017
	Valuation gain on available-for-sale financial assets		Valuation gain (loss) on derivatives	Total
Balance at January 1, 2017	~~W~~	28,963	(90,756)	(61,793)
Changes, net of taxes		119,910	20,184	140,094

Balance at December 31, 2017	~~W~~	148,873	(70,572)	78,301

(In millions of won)	2016
	Valuation gain on available-for-sale financial assets		Valuation loss on derivatives	Total
Balance at January 1, 2016	~~W~~	23,578	(76,806)	(53,228)
Changes, net of taxes		5,385	(13,950)	(8,565)

Balance at December 31, 2016	~~W~~	28,963	(90,756)	(61,793)

(3)	Changes in valuation gain on available-for-sale financial assets for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Balance at January 1	~~W~~	28,963	23,578
Amount recognized as other comprehensive income during the year, net of taxes		121,773	36,668
Amount reclassified through profit or loss, net of taxes		(1,863)	(31,283)

Balance at December 31	~~W~~	148,873	28,963

(4)	Changes in valuation loss on derivatives for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Balance at January 1	~~W~~	(90,756)	(76,806)
Amount recognized as other comprehensive income (loss) during the year, net of taxes		15,559	(12,945)
Amount reclassified through profit or loss, net of taxes		4,625	(1,005)

Balance at December 31	~~W~~	(70,572)	(90,756)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

24.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Other Operating Expenses:
Communication	~~W~~	24,835	28,526
Utilities		232,757	210,007
Taxes and dues		20,318	21,678
Repair		229,724	217,205
Research and development		302,656	274,230
Training		23,968	22,359
Bad debt for accounts receivable – trade		15,049	13,331
Other		41,986	50,442

	~~W~~	891,293	837,778

25.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	8,146	3,831
Others		10,325	50,457

	~~W~~	18,471	54,288

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	30,884	41,831
Impairment loss on property and equipment, and intangible assets		—	16,249
Donations		93,950	77,349
Bad debt for accounts receivable – other		5,288	38,833
Others		35,661	26,509

	~~W~~	165,783	200,771

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

26.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Finance Income:
Interest income	~~W~~	53,721	31,358
Gain on sale of accounts receivable – trade		18,548	18,638
Dividends		101,256	113,955
Gain on foreign currency transactions		9,275	10,327
Gain on foreign currency translations		7	1,220
Gain relating to financial liabilities at fair value through profit or loss		—	121
Gain relating to financial assets at fair value through profit or loss		142	287
Gain on disposal of long-term investment securities		3,390	143,525
Gain on valuation of derivatives		1,686	4,132

	~~W~~	188,025	323,563

(In millions of won)	2017		2016
Finance Costs:
Interest expenses	~~W~~	246,327	239,420
Loss on foreign currency transactions		13,817	12,407
Loss on foreign currency translations		521	79
Loss on disposal of long-term investment securities		694	152
Loss on settlement of derivatives		10,031	3,428
Loss relating to financial liabilities at fair value through profit or loss		678	4,018
Others		2,030	1,889

	~~W~~	274,098	261,393

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

26.	Finance Income and Costs, Continued

(2)	Details of interest income included in finance income for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Interest income on cash equivalents and short-term financial instruments	~~W~~	14,747	7,902
Interest income on installment receivables and others		38,974	23,456

	~~W~~	53,721	31,358

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Interest expense on borrowings	~~W~~	6,799	5,110
Interest expense on debentures		182,038	192,147
Others		57,490	42,163

	~~W~~	246,327	239,420

(4)	Finance income and costs by category of financial instruments for the years ended December 31, 2017 and 2016 are as follows. Bad debt expense (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are presented and explained separately in Note 6.

(i)	Finance income and costs

(In millions of won)
	2017			2016
	Finance income(*)		Finance costs	Finance income(*)	Finance costs
Financial Assets:
Financial assets at fair value through profit or loss	~~W~~	1,827	—	4,419	2,791
Available-for-sale financial assets		15,586	2,724	172,134	2,041
Loans and receivables		72,089	14,338	58,146	6,836
Derivatives designated as hedging instrument		—	—	—	636

Sub-total		89,502	17,062	234,699	12,304

Financial Liabilities:
Financial liabilities at fair value through profit or loss		—	678	121	4,018
Financial liabilities measured at amortized cost		9,251	246,327	—	245,071
Derivatives designated as hedging instrument		—	10,031	—	—

Sub-total		9,251	257,036	121	249,089

	~~W~~	98,753	274,098	234,820	261,393

(*)	Finance income does not include ~~W~~89,272 million and ~~W~~94,825 million of dividends received from subsidiaries, associates and joint ventures for the years ended December 31, 2017 and 2016, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

26.	Finance Income and Costs, Continued

(4)	Finance income and costs by category of financial instruments for the years ended December 31, 2017 and 2016 are as follows. Bad debt expense (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are presented and explained separately in Note 6, Continued

(ii)	Other comprehensive income (loss)

(In millions of won)
	2017		2016
Financial Assets:
Available-for-sale financial assets	~~W~~	119,910	5,385
Derivatives designated as hedging instrument		7,302	(904)

Sub-total		127,212	4,481

Financial Liabilities:
Derivatives designated as hedging instrument		12,882	(13,046)

	~~W~~	140,094	(8,565)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Accounts receivable – trade	~~W~~	15,049	13,331
Other receivables		5,288	38,833
Available-for-sale financial assets		2,030	1,889

	~~W~~	22,367	54,053

27.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2017 and 2016 consist of the following:

(In millions of won)
	2017		2016
Current tax expense
Current year	~~W~~	404,613	456,340
Current tax of prior years(*)		(112,423)	(2,176)

		292,190	454,164

Deferred tax expense
Changes in net deferred tax assets		(19,496)	(108,656)

Income tax expense	~~W~~	272,694	345,508

(*)	Current tax of prior years are mainly composed of the income tax refund due to a change in the interpretation of the tax authority in relation to the income tax previously recognized by the Company.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

27.	Income Tax Expense, Continued

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2017 and 2016 is attributable to the following:

(In millions of won)
	2017		2016
Income taxes at statutory income tax rate	~~W~~	387,660	377,731
Non-taxable income		(40,381)	(38,676)
Non-deductible expenses		29,124	42,012
Tax credit and tax reduction		(34,300)	(28,555)
Changes in unrecognized deferred taxes		42,896	23,617
Income tax refund		(99,331)	(15,051)
Changes in tax rate etc.(*)		(12,974)	(15,570)

Income tax expense	~~W~~	272,694	345,508

(*)	Based on the amendment to Korean Tax Law that was enacted in 2017, the income tax rate for taxable income in excess of ~~W~~300,000 million is changed from 24.2% to 27.5%, which will be effective from January 1, 2018. As a result, the Company remeasured deferred tax assets and liabilities as a result of this rate change.

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Valuation loss on available-for-sale financial assets	~~W~~	(45,331)	(1,720)
Valuation gain (loss) on derivatives		(3,103)	4,454
Remeasurement of defined benefit liabilities		1,481	3,294

	~~W~~	(46,953)	6,028

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

27.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	~~W~~	52,550	5,454	—	58,004
Accrued interest income		(111)	(66)	—	(177)
Available-for-sale financial assets		74,162	8,169	(45,331)	37,000
Investments in subsidiaries, associates and joint ventures		57,399	8,549	—	65,948
Property and equipment (depreciation)		(228,718)	16,572	—	(212,146)
Provisions		5,980	(4,941)	—	1,039
Retirement benefit obligation		7,759	(2,323)	1,481	6,917
Valuation gain on derivatives		28,975	—	(3,103)	25,872
Gain or loss on foreign currency translation		19,360	2,562	—	21,922
Goodwill		3,105	(938)	—	2,167
Others		37,949	(13,542)	—	24,407

	~~W~~	58,410	19,496	(46,953)	30,953

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

27.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2017 and 2016 are as follows, Continued:

(In millions of won)	2016
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	~~W~~	51,343	1,207	—	52,550
Accrued interest income		(1,816)	1,705	—	(111)
Available-for-sale financial assets		82,671	(6,789)	(1,720)	74,162
Investments in subsidiaries, associates and joint ventures		72,025	(14,626)	—	57,399
Property and equipment (depreciation)		(298,453)	69,735	—	(228,718)
Provisions		1,372	4,608	—	5,980
Retirement benefit obligation		7,437	(2,972)	3,294	7,759
Valuation gain on derivatives		24,521	—	4,454	28,975
Gain or loss on foreign currency translation		19,518	(158)	—	19,360
Goodwill		3,713	(608)	—	3,105
Unearned revenue (activation fees)		2,065	(2,065)	—	—
Others		(20,670)	58,619	—	37,949

	~~W~~	(56,274)	108,656	6,028	58,410

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

27.	Income Tax Expense, Continued

(5)	Details of temporary differences not recognized as deferred tax assets in the statements of financial position as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Allowance for doubtful accounts	~~W~~	77,405	77,405
Investments in subsidiaries, associates and joint ventures		1,211,650	1,078,452
Other temporary differences		83,150	51,150

28.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2017 and 2016 are calculated as follows:

(In millions of won, shares)
	2017		2016
Profit for the year	~~W~~	1,331,114	1,217,274
Interest on hybrid bonds		(16,840)	(16,840)

Profit for the year on common shares		1,314,274	1,200,434
Weighted average number of common shares outstanding		70,609,160	70,609,160

Basic earnings per share (in won)	~~W~~	18,613	17,001

2)	The weighted average number of common shares outstanding for the years ended December 31, 2017 and 2016 are calculated as follows:

(In shares)
	2017	2016
Issued common shares at January 1	80,745,711	80,745,711
Effect of treasury shares	(10,136,551)	(10,136,551)

Weighted average number of common shares outstanding at December 31	70,609,160	70,609,160

(2)	Diluted earnings per share

For the years ended December 31, 2017 and 2016, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

29.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2017	Cash dividends (interim)	70,609,160	500	200%	~~W~~	70,609
	Cash dividends (year-end)	70,609,160	500	1,800%		635,482

					~~W~~	706,091

2016	Cash dividends (interim)	70,609,160	500	200%	~~W~~	70,609
	Cash dividends (year-end)	70,609,160	500	1,800%		635,482

					~~W~~	706,091

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2017 and 2016 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2017	Cash dividends	10,000	267,000	3.75%
2016	Cash dividends	10,000	224,000	4.46%

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

30.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017
	Financial assets at fair value through profit or loss		Available-for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	880,583	—	880,583
Financial instruments		—	—	94,382	—	94,382
Short-term investment securities		—	47,383	—	—	47,383
Long-term investment securities		—	724,603	—	—	724,603
Accounts receivable – trade		—	—	1,520,209	—	1,520,209
Loans and other receivables(*2)		—	—	1,524,714	—	1,524,714
Derivative financial assets		9,054	—	—	21,554	30,608

	~~W~~	9,054	771,986	4,019,888	21,554	4,822,482

(In millions of won)
	December 31, 2016
	Financial assets at fair value through profit or loss		Available-for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	874,350	—	874,350
Financial instruments		—	—	95,102	—	95,102
Short-term investment securities		—	97,340	—	—	97,340
Long-term investment securities(*1)		7,359	553,607	—	—	560,966
Accounts receivable – trade		—	—	1,594,504	—	1,594,504
Loans and other receivables(*2)		—	—	1,158,759	—	1,158,759
Derivative financial assets		7,368	—	—	169,097	176,465

	~~W~~	14,727	650,947	3,722,715	169,097	4,557,486

(*1)	Long-term investment securities were designated as financial assets at fair value through profit of loss since the fair value of embedded derivative (conversion right option) could not be separately measured.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

30.	Categories of Financial Instruments, Continued

(1)	Financial assets by category as of December 31, 2017 and 2016 are as follows, Continued:

(*2)	Details of loans and other receivables as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Short-term loans	~~W~~	54,403	54,143
Accounts receivable – other		1,003,509	772,570
Accrued income		659	460
Long-term loans		7,512	11,160
Long-term accounts receivable – other		285,118	147,139
Guarantee deposits		173,513	173,287

	~~W~~	1,524,714	1,158,759

(2)	Financial liabilities by category as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	—	—	38,510	38,510
Borrowings		—	54,517	—	54,517
Debentures (*1)		60,278	5,393,586	—	5,453,864
Accounts payable – other and others (*2)		—	4,116,758	—	4,116,758

	~~W~~	60,278	9,564,861	38,510	9,663,649

(In millions of won)
	December 31, 2016
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	—	—	86,950	86,950
Borrowings		—	74,907	—	74,907
Debentures (*1)		59,600	5,546,844	—	5,606,444
Accounts payable – other and others (*2)		—	4,150,132	—	4,150,132

	~~W~~	59,600	9,771,883	86,950	9,918,433

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

30.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2017 and 2016 are as follows, Continued:

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of December 31, 2017 and 2016 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to eliminate a measurement inconsistency with the related derivatives.

(*2)	Details of accounts payable – other and others as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Accounts payable – other	~~W~~	1,664,054	1,546,252
Withholdings		40	40
Accrued expenses		790,368	663,918
Current portion of long-term payables – other		301,751	301,773
Long-term payables – other		1,328,630	1,602,943
Other non-current liabilities		31,915	35,206

	~~W~~	4,116,758	4,150,132

31.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, accounts receivable – trade and other. Financial liabilities consist of accounts payable – trade and other, borrowings, and debentures.

1)	Market risk

(i) Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

31.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(i) Currency risk, Continued

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2017 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets				Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	41,404	~~W~~	44,360	1,445,505	~~W~~	1,548,713
EUR	15,576		19,925	37		47
JPY	14,281		136	9,020		86
Others	—		523	—		194

		~~W~~	64,944		~~W~~	1,549,040

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 16)

As of December 31, 2017, a hypothetical change in exchange rates by 10% would have increase (reduce) the Company’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	4,389	(4,389)
EUR		1,988	(1,988)
JPY		5	(5)
Others		33	(33)

	~~W~~	6,415	(6,415)

(ii) Equity price risk

The Company has listed and non-listed equity securities for its liquidity management and operating purpose. As of December 31, 2017, available-for-sale equity instruments measured at fair value amount to ~~W~~636,642 million.

(iii) Interest rate risk

The interest rate risk of the Company arises from borrowings and debenture. Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows are not influenced by the changes in market interest rates.

The Company performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures such as refinancing, renewal, alternative financing and hedging.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

31.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(iii) Interest rate risk, Continued

As of December 31, 2017, floating-rate debentures amount to ~~W~~321,420 million and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate debentures (Refer to Note 16). Therefore, income before income taxes for the year ended December 31, 2017 would not have been affected by the changes in interest rates of floating-rate borrowings and debentures.

2)	Credit risk

The maximum credit exposure as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Cash and cash equivalents	~~W~~	880,541	874,310
Financial instruments		94,382	95,102
Available-for-sale financial assets		900	2,930
Accounts receivable – trade		1,520,209	1,594,504
Loans and other receivables		1,524,714	1,158,759
Derivative financial assets		30,608	176,465
Financial assets at fair value through profit or loss		—	7,359

	~~W~~	4,051,354	3,909,429

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations.

To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes an allowance for doubtful account that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Also, the Company’s credit risk can arise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of December 31, 2017.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

31.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2017 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Borrowings(*)	~~W~~	54,517	58,341	13,354	44,987	—
Debentures (*)		5,453,864	6,492,529	1,267,033	2,351,928	2,873,568
Accounts payable – other and others		4,116,758	4,268,049	2,763,169	1,094,702	410,178

	~~W~~	9,625,139	10,818,919	4,043,556	3,491,617	3,283,746

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*)	Includes interest payables.

As of December 31, 2017, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 –5 years	More than 5 years
Assets	~~W~~	21,554	17,118	7,446	28,075	(18,403)
Liabilities		(38,510)	(39,257)	(28,342)	(10,915)	—

	~~W~~	(16,956)	(22,139)	(20,896)	17,160	(18,403)

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2016.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the financial statements.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

31.	Financial Risk Management, Continued

(2)	Capital management, Continued

Debt-equity ratio as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Total liabilities	~~W~~	10,550,131	11,191,620
Total equity		15,007,391	14,256,954

Debt-equity ratios		70.30%	78.50%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2017 are as follows:

(In millions of won)	December 31, 2017
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value
Financial assets at fair value through profit or loss	~~W~~	9,054	—	9,054	—	9,054
Derivative financial assets		21,554	—	21,554	—	21,554
Available-for-sale financial assets		636,642	586,713	47,383	2,546	636,642

	~~W~~	667,250	586,713	77,991	2,546	667,250

Financial liabilities that are measured at fair value
Financial liabilities at fair value through profit or loss	~~W~~	60,278	—	60,278	—	60,278
Derivative financial liabilities		38,510	—	38,510	—	38,510

	~~W~~	98,788	—	98,788	—	98,788

Financial liabilities that are not measured at fair value
Borrowings	~~W~~	54,517	—	55,131	—	55,131
Debentures		5,393,586	—	5,647,638	—	5,647,638
Long-term payables – other		1,630,381	—	1,749,132	—	1,749,132

	~~W~~	7,078,484	—	7,451,901	—	7,451,901

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

31.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2016 are as follows:

(In millions of won)	December 31, 2016
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value
Financial assets at fair value through profit or loss	~~W~~	14,727	—	7,368	7,359	14,727
Derivative financial assets		169,097	—	169,097	—	169,097
Available-for-sale financial assets		522,491	421,846	97,340	3,305	522,491

	~~W~~	706,315	421,846	273,805	10,664	706,315

Financial liabilities that are measured at fair value
Financial liabilities at fair value through profit or loss	~~W~~	59,600	—	59,600	—	59,600
Derivative financial liabilities		86,950	—	86,950	—	86,950

	~~W~~	146,550	—	146,550	—	146,550

Financial liabilities that are not measured at fair value
Borrowings	~~W~~	74,907	—	76,574	—	76,574
Debentures		5,546,844	—	5,957,419	—	5,957,419
Long-term payables – other		1,904,716	—	2,082,141	—	2,082,141

	~~W~~	7,526,467	—	8,116,134	—	8,116,134

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ~~W~~135,344 million and ~~W~~128,456 million as of December 31, 2017 and December 31, 2016, respectively, are measured at cost in accordance with K-IFRS No. 1039 since they are equity instruments which do not have quoted price in an active market for the identical instruments and for which fair value cannot be reliably measured using other valuation methods.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

31.	Financial Risk Management, Continued

(3)	Fair value, Continued

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

Interest rates used by the Company for the fair value measurement as of December 31, 2017 are as follows:

Interest rate
Derivative instruments	1.54% ~ 2.24%
Borrowings and debentures	2.48% ~ 2.55%
Long-term payables – other	2.23% ~ 2.60%

3)	There have been no transfers from Level 2 to Level 1 in 2017 and changes of financial assets classified as Level 3 for the year ended December 31, 2017 are as follows:

(In millions of won)
	Balance at January 1, 2017		Gain for the year	Other comprehensive loss	Disposal	Balance December 31, 2017
Financial assets at fair value through profit or loss	~~W~~	7,359	142	—	(7,501)	—
Available-for-sale financial assets		3,305	—	(759)	—	2,546

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

31.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2017 and 2016 are as follows:

(In millions of won)	December 31, 2017
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	26,297	—	26,297	(19,781)	6,516
Accounts receivable – trade and others		88,901	(88,301)	600	—	600

	~~W~~	115,198	(88,301)	26,897	(19,781)	7,116

Financial liabilities:
Derivatives(*)	~~W~~	19,781	—	19,781	(19,781)	—
Accounts payable – other and others		88,301	(88,301)	—	—	—

	~~W~~	108,082	(88,301)	19,781	(19,781)	—

(In millions of won)	December 31, 2016
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	74,708	—	74,708	(74,708)	—
Accounts receivable – trade and others		110,762	(103,250)	7,512	—	7,512

	~~W~~	185,470	(103,250)	82,220	(74,708)	7,512

Financial liabilities:
Derivatives(*)	~~W~~	86,950	—	86,950	(74,708)	12,242
Accounts payable – other and others		103,250	(103,250)	—	—	—

	~~W~~	190,200	(103,250)	86,950	(74,708)	12,242

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

32.	Related Parties and Others

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 38 others(*)
Joint ventures	Dogus Planet, Inc. and 3 others
Associates	SK hynix Inc. and 40 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

(*)	As of December 31, 2017, subsidiaries of the Company are as follows:

Company		Ownership percentage(%)(*1)	Types of business
Subsidiaries owned by the Company	SK Telink Co., Ltd.(*2)	100.0	Telecommunication and MVNO(Mobile Virtual Network Operator) service
	SK Communications Co., Ltd.(*3)	100.0	Internet website services
	SK Broadband Co., Ltd.	100.0	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICEACE Co., Ltd.	100.0	Customer center management service
	SERVICE TOP Co., Ltd.	100.0	Customer center management service
	Network O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment
	SK Global Healthcare Business Group Ltd.	100.0	Investment
	SKT Vietnam PTE. Ltd.	73.3	Telecommunication services
	YTK Investment Ltd.	100.0	Investment
	Atlas Investment	100.0	Investment
	SKT Americas, Inc.	100.0	Information gathering and consulting
	SK techx Co., Ltd.(*4)	100.0	System software development and supply
	One Store Co., Ltd.	65.5	Telecommunication services
	SK Planet Co., Ltd.	98.1	Telecommunication services
	IRIVER LIMITED	45.9	Manufacturing of media and audio equipment
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co.,Ltd. (formerly, M&Service Co., Ltd.)	100.0	Database and internet website service
	SK Planet Japan, K. K.(*5)	79.5	Digital contents sourcing service
	SK Planet Global PTE. Ltd.	100.0	Digital contents sourcing service
	SKP GLOBAL HOLDINGS PTE. LTD.	100.0	Investment
	SKP America LLC.	100.0	Digital contents sourcing service
	shopkick Management Company, Inc.	100.0	Investment
	shopkick, Inc.	100.0	Reward points-based in-store shopping app development
	11street (Thailand) Co., Ltd.	100.0	Electronic commerce
	Hello Nature Ltd.	100.0	Retail of agro-fisheries and livestock
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	100.0	Management of Chinese subsidiaries
	iriver Inc.	100.0	Sales and marketing in North America
	iriver China Co., Ltd.	100.0	Sales and manufacturing of MP3 and 4 in China
	Dongguan iriver Electronics Co., Ltd.	100.0	Sales and Manufacturing of e-book in China
	groovers Japan Co., Ltd.	100.0	Digital music contents sourcing and distribution service
	S.M. LIFE DESIGN COMPANY JAPAN INC.	100.0	Selling of goods in Japan
	S.M. Mobile Communications JAPAN Inc.	100.0	Digital contents service
Subsidiaries owned by SK Telink Co., Ltd.	NSOK Co., Ltd. (formerly, Neosnetworks Co., Ltd.)(*6)	100.0	Security systems service
Subsidiaries owned by SK techx Co., Ltd.	K-net Culture and Contents Venture Fund	59.0	Capital investing in startups

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

32.	Related Parties and Others, Continued

(1)	List of related parties, Continued

(*)	As of December 31, 2017, subsidiaries of the Company are as follows, Continued:

Company		Ownership percentage(%)(*1)	Types of business
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.(*7)	100.0	Operation of information and communication facility
	SK stoa Co., Ltd.(*7)	100.0	Other telecommunication retail business
Others(*8)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company
(*2)	On September 28, 2017, the board of directors of the Company resolved to acquire the shares of SK Telink Co., Ltd. held by the non-controlling shareholders of SK Telink Co., Ltd. on December 14, 2017 at W270,583 per share in cash. The Company paid W35,281 million in cash, in aggregate, and the Company wholly owns the SK Telink Co., Ltd. as of December 31, 2017.
(*3)	On November 24, 2016, the board of directors of the Company resolved to acquire all of the shares of SK Communications Co., Ltd. held by the non-controlling shareholders of SK Communications Co., Ltd. on February 7, 2017 at W2,814 per share in cash. The Company paid W43,328 million in cash and the Company wholly owns SK Communications Co., Ltd. as of December 31, 2017.
(*4)	Entrix Co., Ltd. was merged into SK techx Co., Ltd. during the year ended December 31, 2017.
(*5)	The ownership interest changed due to the non-proportional capital increase during the year ended December 31, 2017.
(*6)	During the year ended December 31, 2017, Neosnetworks Co., Ltd. changed its name to NSOK Co., Ltd.
(*7)	Home & Service Co., Ltd. and SK stoa Co., Ltd. were newly established by SK Boradband Co., Ltd. during the year ended December 31, 2017.
(*8)	Others are owned together by Atlas Investment and one other subsidiary of the Parent Company.

As of December 31, 2017, the Company is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Company.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

32.	Related Parties and Others, Continued

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Salaries	~~W~~	2,169	1,645
Defined benefits plan expenses		258	424
Share option		414	—

	~~W~~	2,841	2,069

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

32.	Related Parties and Others, Continued

(3)	Transactions with related parties for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	12,075	498,815	126,996	—

Subsidiaries	SK Broadband Co., Ltd.		116,763	543,626	92,860	—
	PS&Marketing Corporation(*2)		12,947	1,614,910	945	—
	Network O&S Co., Ltd.		5,184	203,475	52,347	—
	SK Planet Co., Ltd.		28,879	34,182	255	—
	SK Telink Co., Ltd.		61,963	19,384	27	—
	SERVICEACE Co., Ltd.		7,947	130,202	—	—
	SERVICE TOP Co., Ltd.		8,446	141,170	—	—
	SK techx Co., Ltd.		6,102	183,437	6,250	—
	Others		27,873	44,810	3,302	—

			276,104	2,915,196	155,986	—

Associates	F&U Credit information Co., Ltd.		2,301	43,189	153	—
	HappyNarae Co., Ltd.		55	14,028	60,014	—
	SK hynix Inc.(*3)		119,080	251	—	—
	KEB HanaCard Co., Ltd.		17,873	15,045	—	—
	Others(*4)		4,330	31,606	151	204

			143,639	104,119	60,318	204

Other	SK Engineering & Construction Co., Ltd.		4,370	204	—	—
	SK Innovation Co., Ltd.		6,700	950	—	—
	SK Networks Co., Ltd.		15,843	15,934	671	—
	SK Networks service Co., Ltd.		344	50,658	4,686	—
	SK Telesys Co., Ltd.		238	1,455	83,407	—
	SK TNS Co., Ltd.		98	33,204	373,176	—
	Others		17,754	48,845	10,891	—

			45,347	151,250	472,831	—

Total		~~W~~	477,165	3,669,380	816,131	204

(*1)	Operating expenses and others include ~~W~~203,635 million of dividends paid by the Company.
(*2)	Operating expenses and others include ~~W~~922,068 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.
(*3)	Operating revenue and others include ~~W~~87,660 million of dividends received.
(*4)	Operating revenue and others include ~~W~~1,403 million of dividends received from Korea IT Fund.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

32.	Related Parties and Others, Continued

(3)	Transactions with related parties for the years ended December 31, 2017 and 2016 are as follows, Continued:

(In millions of won)	2016
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	11,275	521,279	125,458	—	—

Subsidiaries	SK Broadband Co., Ltd.		125,869	541,631	77,117	—	—
	PS&Marketing Corporation(*7)		12,407	1,540,644	3,643	—	—
	Network O&S Co., Ltd.		5,751	190,234	24,680	—	—
	SK Planet Co., Ltd.		36,685	139,995	427	—	—
	SK Telink Co., Ltd.(*2)		67,273	20,617	—	—	—
	SERVICEACE Co., Ltd.(*3)		13,291	135,181	—	—	—
	SERVICE TOP Co., Ltd.(*4)		16,371	144,080	—	—	—
	SK techx Co., Ltd.		5,712	181,000	8,346	—	—
	Others		23,164	38,176	4,190	—	—

			306,523	2,931,558	118,403	—	—

Associates	F&U Credit information Co., Ltd.		2,295	42,131	—	—	—
	HappyNarae Co., Ltd.		81	7,644	33,531	—	—
	SK hynix Inc.(*5)		91,528	306	—	—	—
	KEB HanaCard Co., Ltd.		19,730	14,804	—	—	—
	Others(*6)		7,484	20,742	1,573	1,100	3,194

			121,118	85,627	35,104	1,100	3,194

Other	SK Engineering & Construction Co., Ltd.		4,518	928	10,694	—	—
	SK Networks Co., Ltd.		6,291	15,611	—	—	—
	SK Networks service Co., Ltd.		842	50,841	5,514	—	—
	SK Telesys Co., Ltd.		390	6,010	73,103	—	—
	SK TNS Co., Ltd.		90	38,122	289,723	—	—
	Others		17,608	42,972	12,090	—	—

			29,739	154,484	391,124	—	—

Total		~~W~~	468,655	3,692,948	670,089	1,100	3,194

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

32.	Related Parties and Others, Continued

(3)	Transactions with related parties for the years ended December 31, 2017 and 2016 are as follows, Continued:

(*1)	Operating expenses and others include ~~W~~203,635 million of dividends paid by the Company.
(*2)	Operating revenue and others include ~~W~~2,489 million of dividends received.
(*3)	Operating revenue and others include ~~W~~5,504 million of dividends received.
(*4)	Operating revenue and others include ~~W~~7,700 million of dividends received.
(*5)	Operating revenue and others include ~~W~~73,050 million of dividends received.
(*6)	Operating revenue and others include ~~W~~6,082 million of dividends received from Korea IT Fund.
(*7)	Operating expenses and others include ~~W~~815,980 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

32.	Related Parties and Others, Continued

(4)	Account balances with related parties as of December 31, 2017 and 2016 are as follows:

(In millions of won)		December 31, 2017
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade and others	Accounts payable – other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	1,819	82,456
Subsidiaries	SK Broadband Co., Ltd.		—	12,458	117,262
	PS&Marketing Corporation		—	335	116,333
	Network O&S Co., Ltd.		—	611	52,507
	SK Planet Co., Ltd.		—	4,232	14,487
	SK Telink Co., Ltd.		—	8,626	4,119
	SERVICE ACE Co., Ltd.		—	252	24,432
	SERVICE TOP Co., Ltd.		—	136	26,625
	SK techx Co., Ltd.		—	1,273	22,722
	One Store Co., Ltd.		—	226	23,210
	SK m&service Co.,Ltd.		—	5,967	6,096
	Others		—	2,059	17,860

			—	36,175	425,653

Associates	HappyNarae Co., Ltd.		—	8	1,305
	SK hynix Inc.		—	2,803	94
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,427	11,080
	S.M. Culture & Contents Co.,Ltd.		—	77	4,559
	Others		611	1,928	2,443

			22,758	44,655	19,481

Other	SK Engineering and Construction Co., Ltd.		—	1,413	69
	SK Networks Co., Ltd.		—	2,279	1,469
	SK Networks Services Co., Ltd.		—	14	8,646
	SK Telesys Co., Ltd.		—	26	397
	SK Innovation Co., Ltd.		—	2,530	564
	SK TNS Co., Ltd.		—	—	133,220
	Others		—	1,884	14,016

			—	8,146	158,381

Total		~~W~~	22,758	90,795	685,971

(*)	The Company has recognized allowances for doubtful accounts on the entire balance of loans to Daehan Kanggun BcN Co., Ltd as of December 31, 2017.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

32.	Related Parties and Others, Continued

(4)	Account balances with related parties as of December 31, 2017 and 2016 are as follows, Continued:

(In millions of won)		December 31, 2016
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade and others	Accounts payable – other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	1,577	68,939
Subsidiaries	SK Broadband Co., Ltd.		—	16,219	79,399
	PS&Marketing Corporation		—	228	126,178
	Network O&S Co., Ltd.		—	93	33,998
	SK Planet Co., Ltd.		—	3,950	36,462
	SK Telink Co., Ltd.		—	12,140	2,882
	SERVICE ACE Co., Ltd.		—	—	24,425
	SERVICE TOP Co., Ltd.		—	—	26,086
	SK techx Co., Ltd.		—	4,982	23,103
	One Store Co., Ltd.		—	2,265	32,450
	Others(*1)		—	16,464	23,858

			—	56,341	408,841

Associates	HappyNarae Co., Ltd.		—	—	16,570
	SK hynix Inc.		—	4,398	92
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,619	7,657
	Others		813	4,215	1,844

			22,960	48,644	26,163

Other	SK Engineering and Construction Co., Ltd.		—	982	4,975
	SK Networks Co., Ltd.		—	1,175	1,353
	SK Networks Services Co., Ltd.		—	11	9,882
	SK Telesys Co., Ltd.		—	20	863
	SK Innovation Co., Ltd.		—	1,114	427
	SK TNS Co., Ltd.		—	—	66,751
	Others		—	1,278	19,070

			—	4,580	103,321

Total		~~W~~	22,960	111,142	607,264

(*1)	The convertible bonds amounting to ~~W~~7,359 million are included in accounts receivable – trade and others.
(*2)	The Company has recognized allowances for doubtful accounts on the entire balance of loans to Daehan Kanggun BcN Co., Ltd as of December 31, 2016.
(5)	The Company made additional investments in subsidiaries and associates during the year ended December 31, 2017 as presented in Note 8.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

33.	Sale and Leaseback

For the year ended December 31, 2012, the Company disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. These sale and leaseback transactions were accounted as operating leases.

The Company recognized lease payment of ~~W~~15,087 million and ~~W~~14,765 million, respectively, in relation to the operating lease agreements and lease revenue of ~~W~~10,183 million and ~~W~~9,344 million, respectively, in relation to sublease agreements for the year ended December 31, 2017 and 2016. Future lease payments and revenue from the operating lease agreements and sublease agreements are as follows:

(In millions of won)	Minimum lease payments		Revenue
Less than 1 year	~~W~~	15,786	10,209
1~5 years		56,892	32,174

	~~W~~	72,678	42,383

34.	Commitments and Contingencies

(1)	Accounts receivables from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. During the year ended December 31, 2017, the Company entered into a comprehensive agreement to purchase the accounts receivables from handset sales with agents and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~1,111,614 million as of December 31, 2017, which the Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of December 31, 2017, the Company is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

35.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Gain on foreign currency translations	~~W~~	(7)	(1,220)
Interest income		(53,721)	(31,358)
Dividends		(101,256)	(113,955)
Gain relating to financial assets at fair value through profit or loss		(142)	(287)
Gain on disposal of long-term investment securities		(3,390)	(143,525)
Gain on disposal of property and equipment and intangible assets		(8,146)	(3,831)
Gain on valuation of derivatives		(1,686)	(4,132)
Gain relating to financial liabilities at fair value through profit or loss		—	(121)
Gain on sale of accounts receivable – trade		(18,548)	(18,638)
Other income		—	(2,056)
Loss on foreign currency translations		521	79
Bad debt for accounts receivable – trade		15,049	13,331
Bad debt for accounts receivable – other		5,288	38,833
Loss on disposal of long-term investment securities		694	152
Other finance costs		2,030	1,889
Depreciation and amortization		2,503,526	2,354,759
Loss on disposal of property and equipment and intangible assets		30,884	41,831
Impairment loss on property and equipment and intangible assets		—	16,249
Interest expenses		246,327	239,420
Loss relating to financial liabilities at fair value through profit or loss		678	4,018
Loss on settlement of derivatives		10,031	3,428
Gain (loss) relating to investments in subsidiaries and associates		(139,484)	135,077
Retirement benefit expenses		39,259	38,061
Share option		414	—
Income tax expense		272,694	345,508
Other expenses		3,224	17,766

	~~W~~	2,804,239	2,931,278

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

35.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Accounts receivable – trade	~~W~~	59,143	(70,902)
Accounts receivable – other		(217,390)	(496,799)
Advance payments		12,781	56,980
Prepaid expenses		(13,132)	(15,768)
Inventories		1,202	4,674
Long-term accounts receivable – other		(137,979)	(147,139)
Long-term prepaid expenses		2,749	1,885
Guarantee deposits		5,534	109
Accounts payable – other		98,925	444,873
Advanced receipts		4,695	21,331
Withholdings		(124,591)	34,891
Deposits received		(5,536)	3,154
Accrued expenses		87,224	90,638
Unearned revenue		6,990	(9,951)
Provisions		(16,066)	17,707
Long-term provisions		(1,244)	4,061
Plan assets		(42,221)	(54,960)
Retirement benefit payment		(18,783)	(17,896)
Others		3,863	(10,151)

	~~W~~	(293,836)	(143,263)

(3)	Significant non-cash transactions for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Increase in accounts payable – other relating to the acquisition of property and equipment and intangible assets	~~W~~	18,848	1,506,412

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2017 and 2016

35.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the year ended December 31, 2017 is as follows:

(In millions of won)	January 1, 2017		Cash flows		Non-cash transactions			December 31, 2017
					Exchange rate changes	Fair value changes	Other changes
Total liabilities from financing activities
Long-term borrowings	~~W~~	74,907		(13,002)	(7,898)	—	510	54,517
Debentures		5,606,444		44,595	(204,424)	—	7,249	5,453,864
Long-term payables – other		1,904,716		(302,867)	—	—	28,532	1,630,381
Derivative financial liabilities		86,950		(105,269)	13,281	38,510	5,038	38,510
Derivative financial assets		(176,465)		188	922	144,065	682	(30,608)

	~~W~~	7,496,552		(376,355)	(198,119)	182,575	42,011	7,146,664
Other cash flows from financing activities
Payments of cash dividends			~~W~~	(706,091)
Payments of interest on hybrid bond				(16,840)

				(722,931)

Total			~~W~~	(1,099,286)

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Representative Director of

SK Telecom Co., Ltd.

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of SK Telecom Co., Ltd. (the “Company”) As of December 31, 2017. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2017, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2017 is not prepared, in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2017. We did not review the Company’s IACS subsequent to December 31, 2017. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

February 23, 2018

Report on the Assessment of Internal Accounting Control System (“IACS”)

English translation of a Report Originally Issued in Korean

To the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

I, as the Internal Accounting Control Officer (“IACO”) of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s IACS as of December 31, 2017.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been appropriately designed and is effectively operating to prevent and detect error or fraud which may cause material misstatement of the financial statements, for the purpose of preparing and disclosing reliable financial statements reporting. I, as the IACO, applied the IACS Framework established by the Korea Listed Companies Association for the assessment of design and operation of the IACS.

Based on the assessment of the IACS, the Company’s IACS has been appropriately designed and is operating effectively as of December 31, 2017, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

February 1, 2018

/s/ Internal Accounting Control Officer

/s/ Chief Executive Officer

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2017 and 2016

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying consolidated financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2017 and 2016 and of its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 23, 2018

This report is effective as of February 23, 2018, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated	Statements of Financial Position

As	of December 31, 2017 and 2016

(In millions of won)	Note	December 31, 2017		December 31, 2016
Assets
Current Assets:
Cash and cash equivalents	33, 34	~~W~~	1,457,735	1,505,242
Short-term financial instruments	6, 33, 34, 36		616,780	468,768
Short-term investment securities	9, 33, 34		144,386	107,364
Accounts receivable – trade, net	7, 33, 34, 35		2,126,007	2,240,926
Short-term loans, net	7, 33, 34, 35		62,830	58,979
Accounts receivable – other, net	7, 33, 34, 35, 36		1,260,835	1,121,444
Prepaid expenses			197,046	169,173
Inventories, net	8		272,403	259,846
Advanced payments and other	7, 9, 33, 34, 35		63,777	64,886

Total Current Assets			6,201,799	5,996,628

Non-Current Assets:
Long-term financial instruments	6, 33, 34		1,222	937
Long-term investment securities	9, 33, 34		887,007	828,521
Investments in associates and joint ventures	11		9,538,438	7,404,323
Property and equipment, net	12, 35, 36		10,144,882	10,374,212
Goodwill	10, 13		1,915,017	1,932,452
Intangible assets, net	14		3,586,965	3,776,354
Long-term loans, net	7, 33, 34, 35		50,874	65,476
Long-term accounts receivable – other	7, 33, 34, 36		287,048	149,669
Long-term prepaid expenses			90,834	88,130
Guarantee deposits	7, 33, 34, 35		292,590	298,964
Long-term derivative financial assets	20, 33, 34		253,213	214,770
Defined benefit assets	19		45,952	30,247
Deferred tax assets	30		88,132	75,111
Other non-current assets	7, 33, 34		44,696	61,869

Total Non-Current Assets			27,226,870	25,301,035

Total Assets		~~W~~	33,428,669	31,297,663

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated	Statements of Financial Position, Continued

As	of December 31, 2017 and 2016

(In millions of won)	Note	December 31, 2017		December 31, 2016
Liabilities and Shareholders’ Equity
Current Liabilities:
Short-term borrowings	15, 33, 34	~~W~~	130,000	2,614
Current installments of long-term debt, net	15, 33, 34		1,530,948	888,467
Current installments of long-term payables – other	16, 33, 34		302,703	301,773
Accounts payable – trade	33, 34, 35		351,711	402,445
Accounts payable – other	33, 34, 35		1,867,074	1,767,799
Withholdings	33, 34, 35		961,501	964,084
Accrued expenses	33, 34		1,327,906	1,125,816
Income tax payable	30		219,791	474,931
Unearned revenue			175,732	188,403
Provisions	17		52,057	66,227
Receipts in advance			161,266	174,588
Derivative financial liabilities	20, 33, 34		28,406	86,950
Other current liabilities			28	2

Total Current Liabilities			7,109,123	6,444,099

Non-Current Liabilities:
Debentures, excluding current installments, net	15, 33, 34		5,596,570	6,338,930
Long-term borrowings, excluding current installments, net	15, 33, 34		211,486	139,716
Long-term payables – other	16, 33, 34		1,346,763	1,624,590
Long-term unearned revenue			7,052	2,389
Defined benefit liabilities	19		61,960	70,739
Long-term derivative financial liabilities	20, 33, 34		11,064	203
Long-term provisions	17		32,669	31,690
Deferred tax liabilities	30		978,693	479,765
Other non-current liabilities	33, 34		44,094	49,112

Total Non-Current Liabilities			8,290,351	8,737,134

Total Liabilities			15,399,474	15,181,233

Shareholders’ Equity
Share capital	1, 21		44,639	44,639
Capital surplus and others	21, 22, 23, 24		196,281	199,779
Retained earnings	25		17,835,946	15,953,164
Reserves	26		(234,727)	(226,183)

Equity attributable to owners of the Parent Company			17,842,139	15,971,399
Non-controlling interests			187,056	145,031

Total Shareholders’ Equity			18,029,195	16,116,430

Total Liabilities and Shareholders’ Equity		~~W~~	33,428,669	31,297,663

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2017 and 2016

(In millions of won except for per share data)	Note	2017		2016
Operating revenue:	5,35
Revenue		~~W~~	17,520,013	17,091,816

Operating expenses:	35
Labor			1,966,156	1,869,763
Commissions			5,486,263	5,376,726
Depreciation and amortization	5		3,097,466	2,941,886
Network interconnection			875,045	954,267
Leased line			342,240	394,412
Advertising			522,753	438,453
Rent			520,244	517,305
Cost of products that have been resold			1,886,524	1,838,368
Others	27		1,286,696	1,224,892

			15,983,387	15,556,072

Operating profit	5		1,536,626	1,535,744
Finance income	5,29		366,561	575,050
Finance costs	5,29		(433,616)	(326,830)
Gain relating to investments in subsidiaries, associates and joint ventures, net	5,11		2,245,732	544,501
Other non-operating income	5,28		31,818	66,303
Other non-operating expenses	5,28		(343,872)	(298,629)

Profit before income tax	5		3,403,249	2,096,139
Income tax expense	30		745,654	436,038

Profit for the year			2,657,595	1,660,101

Attributable to:
Owners of the Parent Company		~~W~~	2,599,829	1,675,967
Non-controlling interests			57,766	(15,866)
Earnings per share	31
Basic and diluted earnings per share (in won)		~~W~~	36,582	23,497

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2017 and 2016

(In millions of won)	Note	2017		2016
Profit for the year		~~W~~	2,657,595	1,660,101

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	19		5,921	(7,524)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	26,29		158,440	(223,981)
Net change in other comprehensive income of investments in associates and joint ventures	11,26		(141,008)	(9,939)
Net change in unrealized fair value of derivatives	20,26,29		22,586	(13,218)
Foreign currency translation differences for foreign operations	26		(46,952)	7,331

Other comprehensive loss for the year, net of taxes			(1,013)	(247,331)

Total comprehensive income		~~W~~	2,656,582	1,412,770

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	2,597,160	1,432,982
Non-controlling interests			59,422	(20,212)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017 and 2016

(In millions of won)
	Controlling Interest						Non- controlling interests	Total equity
	Share capital		Capital surplus (deficit) and others	Retained earnings	Reserves	Sub-total
Balance at January 1, 2016	~~W~~	44,639	189,510	15,007,627	9,303	15,251,079	123,017	15,374,096
Total comprehensive income:
Profit (loss) for the year		—	—	1,675,967	—	1,675,967	(15,866)	1,660,101
Other comprehensive loss		—	—	(7,499)	(235,486)	(242,985)	(4,346)	(247,331)

		—	—	1,668,468	(235,486)	1,432,982	(20,212)	1,412,770

Transactions with owners:
Annual dividends		—	—	(635,482)	—	(635,482)	(300)	(635,782)
Interim dividends		—	—	(70,609)	—	(70,609)	—	(70,609)
Interest on hybrid bonds		—	—	(16,840)	—	(16,840)	—	(16,840)
Changes in ownership in subsidiaries		—	10,269	—	—	10,269	42,526	52,795

		—	10,269	(722,931)	—	(712,662)	42,226	(670,436)

Balance at December 31, 2016	~~W~~	44,639	199,779	15,953,164	(226,183)	15,971,399	145,031	16,116,430

Balance at January 1, 2017	~~W~~	44,639	199,779	15,953,164	(226,183)	15,971,399	145,031	16,116,430
Total comprehensive income:
Profit for the year		—	—	2,599,829	—	2,599,829	57,766	2,657,595
Other comprehensive income (loss)		—	—	5,875	(8,544)	(2,669)	1,656	(1,013)

		—	—	2,605,704	(8,544)	2,597,160	59,422	2,656,582

Transactions with owners:
Annual dividends		—	—	(635,482)	—	(635,482)	(281)	(635,763)
Interim dividends		—	—	(70,609)	—	(70,609)	—	(70,609)
Interest on hybrid bonds		—	—	(16,840)	—	(16,840)	—	(16,840)
Share option		—	414	—	—	414	—	414
Changes in ownership in subsidiaries		—	(3,912)	9	—	(3,903)	(17,116)	(21,019)

		—	(3,498)	(722,922)	—	(726,420)	(17,397)	(743,817)

Balance at December 31, 2017	~~W~~	44,639	196,281	17,835,946	(234,727)	17,842,139	187,056	18,029,195

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(In millions of won)	Note	2017		2016
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		~~W~~	2,657,595	1,660,101
Adjustments for income and expenses	37		2,096,764	3,039,561
Changes in assets and liabilities related to operating activities	37		(261,468)	13,764

Sub-total			4,492,891	4,713,426
Interest received			66,713	44,602
Dividends received			106,674	98,267
Interest paid			(234,127)	(245,236)
Income tax paid			(576,331)	(367,891)

Net cash provided by operating activities			3,855,820	4,243,168

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			—	222,322
Collection of short-term loans			216,700	238,980
Decrease in long-term financial instruments			27	28
Proceeds from disposals of long-term investment securities			129,726	555,519
Proceeds from disposals of investments in associates and joint ventures			5,925	66,852
Proceeds from disposals of property and equipment			29,368	22,549
Proceeds from disposals of intangible assets			8,848	16,532
Collection of long-term loans			6,205	1,960
Decrease in deposits			24,550	14,894
Proceeds from disposals of other non-current assets			1,185	728
Proceeds from disposals of subsidiaries			30,132	—
Increase in cash due to merger			4,112	—
Receipt of government grants			—	300

Sub-total			456,778	1,140,664
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(156,012)	—
Increase in short-term investment securities, net			(28,975)	(6,334)
Increase in short-term loans			(205,878)	(239,303)
Increase in long-term loans			(5,869)	(32,287)
Increase in long-term financial instruments			(2,034)	(342)
Acquisitions of long-term investment securities			(19,328)	(30,949)
Acquisitions of investments in associates and joint ventures			(193,100)	(130,388)
Acquisitions of property and equipment			(2,715,859)	(2,490,455)
Acquisitions of intangible assets			(145,740)	(635,387)
Increase in deposits			(26,377)	(12,943)
Increase in other non-current assets			(47)	(763)
Acquisitions of business, net of cash acquired			—	(4,498)
Acquisitions of subsidiaries, net of cash acquired			(26,566)	(19,032)
Liquidation of subsidiary			(1,600)	(191)

Sub-total			(3,527,385)	(3,602,872)

Net cash used in investing activities		~~W~~	(3,070,607)	(2,462,208)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2017 and 2016

(In millions of won)	Note	2017		2016
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net		~~W~~	127,386	—
Proceeds from issuance of debentures			973,291	776,727
Proceeds from long-term borrowings			120,000	49,000
Cash inflows from settlement of derivatives			188	251
Cash inflows from capital increase by subsidiary			40,938	35,646

Sub-total			1,261,803	861,624
Cash outflows for financing activities:
Decrease in short-term borrowings, net			—	(257,386)
Repayments of long-term accounts payable-other			(305,476)	(122,723)
Repayments of debentures			(842,733)	(770,000)
Repayments of long-term borrowings			(32,701)	(33,387)
Cash outflows from settlement of derivatives			(105,269)	—
Payments of finance lease liabilities			—	(26)
Payments of dividends			(706,091)	(706,091)
Payments of interest on hybrid bonds			(16,840)	(16,840)
Transactions with non-controlling shareholders			(79,311)	—

Sub-total			(2,088,421)	(1,906,453)

Net cash used in financing activities			(826,618)	(1,044,829)

Net increase (decrease) in cash and cash equivalents			(41,405)	736,131
Cash and cash equivalents at beginning of the year			1,505,242	768,922
Effects of exchange rate changes on cash and cash equivalents			(6,102)	189

Cash and cash equivalents at end of the year		~~W~~	1,457,735	1,505,242

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2017, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued(%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	7,392,350	9.16
Institutional investors and other minority stockholders	42,853,358	53.07
Treasury shares	10,136,551	12.55

Total number of shares	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2017 and 2016 is as follows:

				Ownership (%)(*1)
	Subsidiary	Location	Primary business	Dec. 31, 2017	Dec. 31, 2016
Subsidiaries owned by the Parent Company	SK Telink Co., Ltd.(*2)	Korea	Telecommunication and MVNO service	100.0	85.9
	SK Communications Co., Ltd.(*3)	Korea	Internet website services	100.0	64.5
	SK Broadband Co., Ltd	Korea	Telecommunication services	100.0	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICEACE Co., Ltd.	Korea	Customer center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Customer center management service	100.0	100.0
	Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Planet Co., Ltd.	Korea	Telecommunication service	98.1	98.1
	IRIVER LIMITED (*4, 5)	Korea	Manufacturing digital audio players and other portable media devices.	45.9	48.9
	SK Telecom China Holdings Co., Ltd.	China	Investment	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	Entrix Co., Ltd. (*6)	Korea	Cloud streaming services	—	100.0
	SK techx Co., Ltd.	Korea	System software development and supply	100.0	100.0
	One Store Co., Ltd.	Korea	Telecommunication services	65.5	65.5

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2017 and 2016 is as follows, Continued:

				Ownership (%)(*1)
	Subsidiary	Location	Primary business	Dec. 31, 2017	Dec. 31, 2016
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd. (formerly, M&Service Co., Ltd.)	Korea	Data base and internet website service	100.0	100.0
	SK Planet Japan, K. K. (*5)	Japan	Digital contents sourcing service	79.5	100.0
	SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
	SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	shopkick Management Company, Inc.	USA	Investment	100.0	100.0
	shopkick, Inc.	USA	Reward points-based in-store shopping app development	100.0	100.0
	Planet11 E-commerce Solutions India Pvt. Ltd.(*6)	India	Electronic commerce platform service	—	99.0
	11street (Thailand) Co., Ltd.	Thailand	Electronic commerce	100.0	100.0
	Hello Nature Ltd.	Korea	Retail of agro-fisheries and livestock	100.0	100.0
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiary	100.0	100.0
	iriver Inc.	USA	Marketing and sales in North America	100.0	100.0
	iriver China Co., Ltd.	China	Sales and manufacturing MP3,4 in China	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sales and manufacturing e-book in China	100.0	100.0
	groovers JP Ltd.	Japan	Digital music contents sourcing and distribution service	100.0	100.0
	S.M. LIFE DESIGN COMPANY JAPAN INC.(*6)	Japan	Selling of goods in Japan	100.0	—
	S.M. Mobile Communications JAPAN Inc.(*6)	Japan	Digital contents service	100.0	—
Subsidiaries owned by SK Telink Co., Ltd.	NSOK Co., Ltd. (formerly, Neosnetworks Co., Ltd.) (*7)	Korea	Guarding of facilities	100.0	100.0
Subsidiaries owned by SK techx Co., Ltd.	K-net Culture and Contents Venture Fund	Korea	Capital investing in startups	59.0	59.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd (*6) SK stoa Co., Ltd. (*6)	Korea Korea	Operation of information and communication facility Other telecommunication retail business	100.0 100.0	— —

Others(*8)	SK Telecom Innovation Fund, L.P.	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0
	Stonebridge Cinema Fund (*6)	Korea	Capital investing in startups	—	60.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of December 31, 2017 and 2016 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.

(*2)	On September 28, 2017, the board of directors of the Parent Company resolved to acquire the shares of SK Telink Co., Ltd. held by the non-controlling shareholders of SK Telink Co., Ltd. on December 14, 2017 at ~~W~~270,583 per share in cash. The Parent Company paid ~~W~~35,281 million in cash, in aggregate, and wholly owns SK Telink Co., Ltd. as of December 31, 2017.

(*3)	On November 24, 2016, the board of directors of the Parent Company resolved to acquire all of the shares of SK Communications Co., Ltd. held by the non-controlling shareholders of SK Communications Co., Ltd. on February 7, 2017 at ~~W~~2,814 per share in cash. The Parent Company paid ~~W~~41,550 million in cash ,in aggregate, and wholly owns SK Communications Co., Ltd. as of December 31, 2017.

(*4)	Although the Group has less than 50% of the voting rights of IRIVER LIMITED, the Group is considered to have control over IRIVER LIMITED since the Group holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed.

(*5)	The ownership interest changed due to the non-proportional capital increase during the year ended December 31, 2017.

(*6)	Details of changes in consolidation scope for the year ended December 31, 2017 are presented in Note 1-(4).

(*7)	During the year ended December 31, 2017, Neosnetworks Co., Ltd. changed its name to NSOK Co., Ltd.

(*8)	Others are owned together by Atlas Investment and one other subsidiary of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2017 is as follows:

(In millions of won)
	As of December 31, 2017				2017
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	455,685	104,727	350,958	389,944	32,728
SK m&service Co., Ltd. (formerly, M&Service Co., Ltd.)		113,515	62,795	50,720	193,256	1,249
SK Communications Co., Ltd.		90,923	28,410	62,513	47,546	(35,454)
SK Broadband Co., Ltd.		3,802,349	2,616,317	1,186,032	3,050,083	32,030
K-net Culture and Contents Venture Fund		250,747	35,900	214,847	—	196,250
PS&Marketing Corporation		506,883	288,881	218,002	1,766,142	391
SERVICEACE Co., Ltd.		77,681	45,501	32,180	197,408	2,599
SERVICE TOP Co., Ltd.		65,406	41,860	23,546	186,117	3,309
Network O&S Co., Ltd.		87,000	45,248	41,752	255,841	6,283
SK Planet Co., Ltd.		1,534,866	920,677	614,189	1,082,685	(513,667)
IRIVER LIMITED(*)		130,878	17,204	113,674	69,452	(14,092)
SKP America LLC.		412,251	—	412,251	—	(57)
SK techx Co., Ltd.		237,700	41,561	196,139	195,948	26,827
One Store Co., Ltd.		104,891	39,874	65,017	115,596	(27,254)
Home & Service Co., Ltd.		83,698	38,350	45,348	141,739	11
shopkick Management Company, Inc.		338,650	—	338,650	—	(238)
shopkick, Inc.		37,336	32,219	5,117	48,836	(25,249)

(*)	The condensed financial information of IRIVER LIMITED is consolidated financial information including iriver Enterprise Ltd. and six other subsidiaries of IRIVER LIMITED. Information for the other subsidiaries in the above summary is based on their separate financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of the significant subsidiaries as of and for the year ended December 31, 2016 is as follows:

(In millions of won)
	As of December 31, 2016				2016
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	440,956	122,741	318,215	406,930	61,585
SK m&service Co., Ltd. (formerly, M&Service Co., Ltd.)		107,768	56,596	51,172	173,816	4,958
SK Communications Co., Ltd.		128,233	31,592	96,641	58,154	(20,411)
SK Broadband Co., Ltd.		3,523,494	2,376,429	1,147,065	2,942,976	21,526
PS&Marketing Corporation		546,803	328,846	217,957	1,679,735	11,908
SERVICEACE Co., Ltd.		67,735	40,014	27,721	199,828	3,605
SERVICE TOP Co., Ltd.		59,004	39,121	19,883	186,740	3,971
Network O&S Co., Ltd.		69,774	35,798	33,976	218,917	3,755
SK Planet Co., Ltd.(*1)		1,935,663	834,151	1,101,512	1,177,323	(30,959)
IRIVER LIMITED(*2)		50,075	11,941	38,134	52,328	(9,987)
SKP America LLC.		439,209	—	439,209	—	1,226
SK techx Co., Ltd.		212,819	52,563	160,256	193,396	28,213
One Store Co., Ltd.		134,207	41,738	92,469	106,809	(22,161)
shopkick Management Company, Inc.		354,627	—	354,627	—	(85)
shopkick, Inc.		37,947	34,024	3,923	45,876	(27,149)

(*1)	The separate financial information of SK Planet Co., Ltd. includes pre-merger income and expenses of Commerce Planet Co., Ltd. prior to the merger date of February 1, 2016.
(*2)	The condensed financial information of IRIVER LIMITED is consolidated financial information including iriver Enterprise Ltd. and five other subsidiaries of IRIVER LIMITED.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the year ended December 31, 2017 is as follows:

Subsidiary	Reason
S.M. LIFE DESIGN COMPANY JAPAN INC. (Refer to Note 10)	Acquired by IRIVER LIMITED
S.M. Mobile Communications JAPAN Inc. (Refer to Note 10)	Acquired by IRIVER LIMITED
Home & Service Co., Ltd.	Established by SK Boradband Co., Ltd.
SK stoa Co., Ltd.	Established by SK Boradband Co., Ltd.

The list of subsidiaries that were excluded from consolidation during the year ended December 31, 2017 is as follows:

Subsidiary	Reason
Entrix Co., Ltd.	Merged into SK techx Co., Ltd. during the year ended December 31, 2017.
Planet11 E-commerce Solutions India Pvt. Ltd.	Disposed during the year ended December 31, 2017
Stonebridge Cinema Fund	Liquidated during the year ended December 31, 2017.

(5)	The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2017 and 2016 are as follows. There were no dividends paid during the years ended December 31, 2017 and 2016 by subsidiaries of which non-controlling interests are significant.

(In millions of won)
	K-net Culture and Contents Venture Fund		IRIVER LIMITED	One Store Co., Ltd.
Ownership of non-controlling interests (%)		41.00	54.10	34.46

	As of December 31, 2017
Current assets	~~W~~	625	74,873	76,810
Non-current assets		250,122	56,005	28,081
Current liabilities		(35,900)	(9,563)	(38,547)
Non-current liabilities		—	(7,641)	(1,327)
Net assets		214,847	113,674	65,017
Carrying amount of non-controlling interests		88,087	63,382	22,405

	2017
Revenue	~~W~~	—	69,452	115,596
Profit (loss) for the year		196,250	(14,092)	(27,254)
Total comprehensive profit (loss)		201,693	(14,278)	(27,452)
Profit (loss) attributable to non-controlling interests		80,463	(7,438)	(9,392)
Net cash provided by (used in) operating activities	~~W~~	(7)	(7,553)	13,912
Net cash used in investing activities		(600)	(45,002)	(2,000)
Net cash provided by (used in) financing activities		—	64,571	(7)
Net increase (decrease) in cash and cash equivalents		(607)	12,016	11,905

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting Entity, Continued

(5)	The information of significant non-controlling interests of the Group as of and for the years ended December 31, 2017 and 2016 are as follows. There were no dividends paid during the years ended December 31, 2017 and 2016 by subsidiaries of which non-controlling interests are significant., Continued

(In millions of won)
	SK Communications Co., Ltd.		One Store Co., Ltd.
Ownership of non-controlling interests (%)		35.46	34.46
	As of December 31, 2016
Current assets	~~W~~	81,806	90,414
Non-current assets		46,427	43,793
Current liabilities		(30,098)	(40,969)
Non-current liabilities		(1,494)	(769)
Net assets		96,641	92,469
Carrying amount of non-controlling interests		34,265	31,863
	2016
Revenue	~~W~~	58,154	106,809
Loss for the year		20,411	22,161
Total comprehensive loss		20,841	22,402
Loss attributable to non-controlling interests		7,240	6,772
Net cash used in operating activities	~~W~~	(4,891)	(4,447)
Net cash provided by (used in) investing activities		3,625	(20,796)
Net cash provided by financing activities		—	51,426
Net increase (decrease) in cash and cash equivalents		(1,266)	26,183

2.	Basis of Presentation

(1)	Statement of compliance

These consolidated financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies in the Republic of Korea.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 2, 2018, which will be submitted for approval at the shareholders’ meeting to be held on March 21, 2018.

(2)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments at fair value through profit or loss measured at fair value;

•	available-for-sale financial assets measured at fair value; and

•	liabilities(assets) for defined benefit plans recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

2.	Basis of Presentation, Continued

(3)	Functional and presentation currency

Financial statements of Group entities within the Group are prepared in functional currency of each group entity, which is the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1)	Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in Note 4 for the following areas: consolidation: whether the Group has de facto control over an investee, and classification of lease.

2)	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipment and intangible assets, impairment of goodwill, recognition of provision, measurement of defined benefit liabilities, and recognition of deferred tax assets (liabilities).

3)	Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has an established policies and processes with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executives.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments, Continued

3)	Fair value measurement, Continued

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 34.

3.	Changes in accounting policies

Except the following amendments to the standards that are effective for annual periods beginning on January 1, 2017, the accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

1)	K-IFRS No. 1007, Cash Flow Statements

The Group adopted the amendments to K-IFRS No. 1007, which form a part of the IASB’s broader disclosure in the period beginning on January 1, 2017. The amendment requires the Group to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The Group disclosed the reconciliation of the opening and closing balances of liabilities arising from financing activities including changes from financing cash flows; changes arising from obtaining or losing control of subsidiaries or other businesses; the effect of changes in foreign exchange rates; changes in fair values; and other changes in Note 37.

2)	K-IFRS No. 1012, Income Taxes

The Group adopted the amendments to K-IFRS No. 1012 in the period beginning January 1, 2017. The amendments clarify the necessity to consider whether there are restrictions on tax laws on the sources of taxable profits which may be used for the reversal of deductible temporary difference. In addition, the amendments provide the guidance on how to estimate the probable future taxable profit and specify the circumstances where an asset can be recovered for more than its carrying amount. These amendments have no impact on the Group’s consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies

The significant accounting policies applied by the Group in the preparation of its consolidated financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has four reportable segments which consist of cellular services, fixed-line telecommunication services, e-commerce services and others, as described in Note 5. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(2)	Basis of consolidation

(i)	Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. The difference between the acquired company’s fair value and the consideration transferred is accounted for goodwill. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and 1039.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship and the amount settled in relation to the pre-existing relationship is generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration through profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(ii)	Non-controlling interests

Non-controlling interests are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

(iii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

(iv)	Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

(v)	Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement has rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

(vi)	Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

(vii)	Business combinations under common control

SK Holdings Co., Ltd. is the ultimate controlling entity of the Group. The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits and financial asset with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses.

(5)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets not at fair value through profit or loss are measured at their fair value plus transaction costs that are directly attributable to the acquisition of the asset.

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial asset at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investment. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value with changes in fair value, net of any tax effect, recorded in other comprehensive income (OCI) in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

(v)	De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designates derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

(i)	Hedge accounting, Continued

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

•	significant financial difficulty of the issuer or obligor;

•	a breach of contract, such as default or delinquency in interest or principal payments;

•	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. The Group can recognize impairment losses directly or by establishing an allowance account. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed either directly or by adjusting an allowance account.

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets, Continued

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale is not reversed through profit or loss subsequently. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

(8)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent to initial recognition, an item of property and equipment is carried at its cost less any accumulated depreciation and any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property and equipment	2 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in accounting estimate.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(9)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period do not exceed the amount of borrowing costs incurred during that period.

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. This intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 13
Land usage rights	5
Industrial rights	5, 10
Development costs	3 ~ 5
Facility usage rights	10, 20
Customer relations	3 ~ 7
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(10)	Intangible assets, Continued

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

(i)	Grants related to assets

Government grants whose primary condition is that the Group purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii)	Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(12)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 15~40 years as estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(13)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(14)	Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statement of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(14)	Leases, Continued

(i)	Finance leases, Continued

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased assets are impaired at the reporting date.

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability is reduced as payments are made and an imputed finance charge on the liability is recognized using the Group’s incremental borrowing rate of interest.

(15)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(16)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liability. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(17)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service. The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(17)	Employee benefits, Continued

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

At of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

(v)	Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(18)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(19)	Transactions in foreign currencies

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the functional currency of Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments.

(ii)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(19)	Transactions in foreign currencies, Continued

(ii)	Foreign operations, Continued

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate at the reporting date.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(20)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners

(21)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)	Share-based Payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Group measures their value indirectly by reference to the fair value of the equity instruments granted. Related expense, with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

(23)	Revenue

Revenue from the sale of goods, rendering of services or use of the Group assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(23)	Revenue, Continued

(i)	Services rendered

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed.

Revenue from fixed-line services includes domestic and long-distance call charges, international phone connection charges, and broadband internet services. Such revenues are recognized as the related services are performed.

Revenue from other services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iii)	Commission revenue

In connection with the commission revenue from e-commerce services, the Group has determined that it is acting as an agent due to the followings:

•	The Group does not bear inventory risk or have responsibility for the delivery goods;

•	All of the credit risks are borne by suppliers of goods though the Group collects the proceeds from end customers on behalf of the suppliers; and

•	The Group has no latitude in establishing prices regarding goods sold in e-commerce.

(iv)	Customer loyalty programs

For customer loyalty programs, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programs is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Group performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(24)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on disposal of available-for-sale financial assets, changes in fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(25)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

The Group pays income tax in accordance with the tax-consolidation system when the parent company and its subsidiaries are economically unified.

(i)	Current tax

In accordance with the tax-consolidation system, the Parent Company calculates current taxes for the Parent Company and its wholly owned domestic subsidiaries and recognizes the income tax payable as current tax liabilities of the Parent Company. Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(25)	Income taxes, Continued

(ii)	Deferred tax, Continued

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Group and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Group reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they are intended to be settled current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

(26)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(27)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2017 and earlier application is permitted; however, the Group has not early adopted the following new standards in preparing the accompanying consolidate financial statements.

1)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109, published on September 25, 2015 which will replace the K-IFRS No. 1039 Financial Instruments: Recognition and Measurement, is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group currently plans to apply K-IFRS No.1109 in the period beginning on January 1, 2018.

K-IFRS No. 1109 will be applied retrospectively with exemption allowing the Group not to restate comparative information for prior periods with respect to classification and measurement changes. The Group will recognize any difference on the measurement of financial assets and liabilities in the opening balance of retained earnings of the year beginning January 1, 2018. In the case of hedge accounting, the prospective application is allowed except for those specified in K-IFRS No. 1109 such as accounting for the time value of options and the forward element of forward contracts which requires retrospective application.

Key features of K-IFRS No. 1109 includes new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics, impairment model based on changes in expected credit losses, and new approach to hedge qualification and methods for assessing hedge effectiveness.

To ensure smooth implementation of K-IFRS No.1109, the Group needs to assess the financial impact of adopting K-IFRS No. 1109, to formulate the accounting policy, and to design, implement and enhance the accounting system and related controls. The expected quantitative impact of adopting K-IFRS No. 1109 on the Group’s financial statements cannot be reliably estimated because it will be dependent on the financial instruments that the Group holds and economic conditions at that time as well as accounting elections and judgments that it will make in the future.

Based on the circumstances and information available as of December 31 2017, the Group preliminary assessed the financial impact on its consolidated financial statements resulting from the adoption of K-IFRS No. 1109. The results of the preliminary assessment are as follows. The results are subject to change according to the additional information available in subsequent periods.

i)	Classification and measurement of financial assets

Classification of financial assets under K-IFRS No. 1109 is driven by the entity’s business model for managing financial assets and their contractual cash flows. This contains three principal classification categories: financial assets measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). Derivatives embedded in contracts where the host is a financial asset are never bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification. Details of the classification based on business models and contractual cash flows are as follows:

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(27)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

i)	Classification and measurement of financial assets, Continued

Business model assessment (*1)	Contractual cash flow characteristics
	Solely payments of principal and interest	Others
Hold to collect contractual cash flows	Amortized cost(*2)	FVTPL-measured at fair value (*3)
Hold to collect contractual cash flows and sell financial assets	FVOCI- measured at fair value (*2)
Hold to sell financial assets and others	FVTPL-measured at fair value

(*1)	The business model will be assessed at portfolio level.

(*2)	To eliminate or significantly reduce the accounting mismatch, the Group may irrevocably designate a financial asset as measured at FVTPL using the fair value option at initial recognition.

(*3)	Equity instruments that are not held for trading may be irrevocably designated as FVOCI using the fair value option. This election will be made on an investment-by-investment basis.

As new classification requirements for financial assets under K-IFRS No. 1109 are more stringent than requirements under K-IFRS No. 1039, the adoption of the new standard may result in increase in financial assets designated as FVTPL and higher volatility in profit or loss of the Group. As of December 31, 2017, the Group’s financial assets consist of ~~W~~6,176,575 million of loans and receivables, ~~W~~934,390 million of available-for-sale financial assets, and ~~W~~328,314 million of financial assets at fair value through profit or loss.

A financial asset is measured at amortized cost under K-IFRS No. 1109 if the asset is held by the Group to collect its contractual cash flows and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2017, the Group has ~~W~~6,176,575 million of loans and receivables measured at amortized cost.

Based on preliminary assessment, most of the Group’s loans and receivables are held to collect their contractual cash flows and the asset’s contractual cash flows represent solely payments of principal and interest. Though some are held for collecting the asset’s contractual cash flows and sale, management does not expect this to have a significant impact due to the short term nature of the receivables.

A financial asset is measured at FVOCI under K-IFRS No. 1109 if the objective of the business model is achieved both by collecting contractual cash flows and selling financial assets; and the asset’s contractual cash flows represent solely payments of principal and interest. As of December 31, 2017, the Group has ~~W~~19,928 million of debt instruments classified as available-for-sale financial assets.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(27)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

i)	Classification and measurement of financial assets, Continued

Most of the debt instruments held by the Group classified as available-for-sale financial assets are expected to be classified as financial assets measured at FVOCI upon adoption K-IFRS No. 1109 as at January 1, 2018. Therefore, management does not expect there to be a significant impact.

Under K-IFRS No. 1109, equity instruments that are not held for trading may be irrevocably designated as FVOCI on initial recognition with no recycling of amounts from OCI to profit and loss. As of December 31, 2017, the Group has ~~W~~914,462 million of available-for-sale equity instruments.

As the Group plans to classify the equity instruments with long-term investment purposes to financial assets measured at FVOCI under K-IFRS No. 1109, the Group’s preliminary assessment did not indicate any material impact on the Group’s consolidated financial statements except no recycling of amounts from OCI to profit and loss is allowed.

All other financial assets are measured at FVTPL. As of December 31, 2017, the Group has ~~W~~97,003 million of debt instruments classified as financial assets at FVTPL.

Most of the financial assets classified as FVTPL under K-IFRS No. 1039 of the Group are expected to be designated as financial assets measured at FVTPL under K-IFRS No. 1109. Therefore, the Group’s preliminary assessment did not indicate any material impact on the Group’s consolidated financial statements upon adoption of K-IFRS No. 1109 as at January 1, 2018.

ii)	Classification and measurement of financial liabilities

Under K-IFRS No. 1109, for the financial liabilities designated as FVTPL using the fair value option, the element of gains or losses attributable to changes in the own credit risk should normally be recognized in OCI, with the remainder recognized in profit or loss. These amounts recognized in OCI are not recycled to profit or loss even when the liability is derecognized. However, if presentation of the fair value change in respect of the liability’s credit risk in OCI results in or enlarges an accounting mismatch in profit or loss, gains and losses are entirely presented in profit or loss.

Adoption of K-IFRS No. 1109 may result in decrease in profit or loss, since the amount of fair value changes that is attributable to changes in the credit risk of the liability will be presented in OCI.

As of December 31, 2017, the Group’s total financial liability amounts to ~~W~~12,725,704 million, among which the financial liabilities designated as FVTPL using fair value option amount to ~~W~~60,278 million.

As of December 31, 2017, most of the financial liabilities designated as FVTPL of the Group have short-term maturities with no significant changes in their credit risks. The Group’s preliminary assessment did not indicate any material impact on the Group’s consolidated financial statements if K-IFRS No. 1109 were applied at December 31, 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(27)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

iii)	Impairment: financial assets and contract assets

The current impairment requirements under K-IFRS No. 1039 are based on an ‘incurred loss model’, where the impairment exists if there is objective evidence as a result of one or more events that occurred after the initial recognition of an asset. However, K-IFRS No. 1109 replaces the incurred loss model in K-IFRS No. 1039 with an ‘expected credit loss model’ which applies to debt instruments measured at amortized cost or at fair value through other comprehensive income.

Under K-IFRS No. 1109, the Group should recognize a loss allowance or provision at an amount equal to 12-month expected credit losses or lifetime expected credit losses for financial assets determined by the extent of probable credit deterioration since initial recognition as explained below. Therefore, the new impairment requirements are expected to result in earlier recognition of credit losses compared to the incurred loss model of K-IFRS No. 1039.

Stages (*1)		Loss allowances
Stage 1	No significant increase in credit risk since initial recognition (*2)	Loss allowances are determined for the amount of the expected credit losses that result from default events that are possible within 12 months after the reporting date.

Stage 2	Significant increase in credit risk since initial recognition	Loss allowances are determined for the amount of the expected credit losses that result from all possible default events over the expected life of the financial instrument.
Stage 3	Objective evidence of credit risk impairment

(*1)	Under K-IFRS No. 1115, Revenue from Contracts with Customers (see note 4 (27) (2)), for trade receivables and contract assets arising with no significant credit risk, loss allowances are recognized at an amount equal to lifetime expected credit losses. However, for trade receivables and contract assets with a significant financing component arising under K-IFRS No. 1115, the Group may choose as its accounting policy to recognize loss allowances at an amount equal to lifetime expected credit losses. In addition, for receivables under lease arrangement, the Group may choose to recognize loss allowances at an amount equal to lifetime expected credit losses. The Group expects to perform the analysis on whether there was a significant increase in credit risk on collective basis instead of on individual instrument basis. In addition, when information that is more forward-looking than past due status is not available without undue cost or effort, the Group expects to use past due information to determine whether there have been significant increases in credit risk since initial recognition.
(*2)	The Group may determine that a financial asset’s credit risk has not increased significantly if the asset has low credit risk at the reporting date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(27)	Standards issued but not yet effective, Continued

1)	K-IFRS No. 1109, Financial Instruments, Continued

iii)	Impairment: financial assets and contract assets, Continued

K-IFRS No. 1109 allows the Group to only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets at the reporting date. As of December 31, 2017, the Group has ~~W~~6,176,575 million of debt instrument financial assets measured at amortized cost and ~~W~~362,171 million as loss allowances for these assets. The Group’s preliminary assessment did not indicate any material impact on the Group’s consolidated financial statements upon adoption of K-IFRS No. 1109 on January 1, 2018.

iv)	Hedge accounting

K-IFRS No. 1109 maintains the mechanics of hedge accounting from those in K-IFRS No. 1039. However, K-IFRS No. 1109 replaces existing rule-based requirements under K-IFRS No. 1039 that are complex and difficult to apply with principle based requirement focusing more on the Group’s risk management purposes and procedures. Under K-IFRS No. 1109, more hedging instruments and hedged items are permitted and 80%-125% effectiveness requirement is removed.

By complying with the hedging rules in K-IFRS No. 1109, the Group may apply hedge accounting for transactions that currently do not meet the hedging criteria under K-IFRS No. 1039 thereby reducing volatility in profit or loss. As of December 31, 2016, the Group recognized the total amount of ~~W~~2,026,434 million as hedged liabilities that applied hedge accounting and changes in fair value of cash flow hedge in the amount of ~~W~~73,828 million was recognized in OCI for the year ended December 31, 2017.

Upon initial application of K-IFRS No. 1109, the Group may choose as its accounting policy to continue to apply hedge accounting requirements under K-IFRS No. 1039 instead of the requirements in K-IFRS No. 1109.

The Group is yet to decide on its accounting policy whether to continuously apply the hedge accounting requirements of K-IFRS No. 1039 instead of the requirements in K-IFRS No. 1109 when initially applying K-IFRS No. 1109. The Group designates derivatives such as currency swaps as hedging instruments to hedge the risk of variability in cash flows associated with the foreign currency debentures and borrowings. As the Group’s hedging instruments as of December 31, 2017 satisfy the hedge requirements of retrospective testing (80~125%) under K-IFRS No. 1039, the adoption of K-IFRS No. 1109 is not expected to have material impact on the Group’s consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(27)	Standards issued but not yet effective, Continued

2)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from Contracts with Customers, published on November 6, 2015 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. It replaces existing revenue recognition guidance, including K-IFRS No. 1018, Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programs, K-IFRS No. 2115, Agreements for the Construction of Real Estate, and K-IFRS No. 2118, Transfers of Assets from Customers. The Group plans to adopt K-IFRS No. 1115 on January 1, 2018. The Group plans to apply K-IFRS No. 1115 by recognizing the cumulative effect of initially applying the K-IFRS No. 1115 as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) of the year beginning January 1, 2018. The Group elected to apply K-IFRS No. 1115 retrospectively only to contracts that are not completed contracts at the date of initial application (January 1, 2018) using the transition method permitted by K-IFRS No. 1115.

K-IFRS No. 1018 provides separate revenue recognition criteria by transaction type which include sale of goods, rendering of services, and use of entity assets by others yielding interest, royalties and dividends. However, K-IFRS No. 1115 introduces a five-step model for revenue recognition that focuses on the ‘transfer of control’ rather than the ‘transfer of risks and rewards’. The steps in five-step model are as follows:

•	identification of the contract with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when (or as) the entity satisfies a performance obligation.

The Group updated its accounting system and related controls based on the understanding of the revenue stream of the Group with the assistance of external information technology and accounting specialists. The Group is assessing the financial impact of the adoption of K-IFRS No. 1115 on its consolidated financial statements and plans to complete the assessment by March 31, 2018. The results of the assessment will be disclosed in the Group’s condensed consolidated interim financial statements for the three-month period ending March 31, 2018.

Based on the circumstances and information available as of December 31, 2017, the Group preliminarily assessed the financial impact on its consolidated financial statements resulting from the adoption of K-IFRS No. 1115. The results of the preliminary assessment are as follows. The results are subject to change according to the additional information available to use in subsequent periods.

i)	Identification of performance obligations in the contract

A substantial portion of the Group’s revenues are generated from provision of wireless telecommunications services. K-IFRS No. 1115 requires the Group to evaluate goods or services promised to customers to determine if they are performance obligations other than wireless telecommunications service that should be accounted for separately. The amount and timing of revenue recognition under K-IFRS No. 1105 may be different from those under K-IFRS No. 1018 depending on the conclusion over the existence of separately identifiable performance obligations and the timing of satisfying each performance obligation.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(27)	Standards issued but not yet effective, Continued

2)	K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

i)	Identification of performance obligations in the contract, Continued

In the case that the Group provides the wireless telecommunications services and a handset to one customer, the Group will allocate considerations from the customer between handset sale revenue and wireless telecommunications service revenue. The handset sales revenue is recognized when handset is sold and the wireless telecommunications service revenue is recognized as revenue over the period of the contract term as stated in the subscription contract.

ii)	Allocate the transaction price to the separate performance obligations

In accordance with K-IFRS No. 1115, the Group should allocate the transaction price to each performance obligation in a contract in proportion to their stand-alone selling price. The Group plans to use adjusted market assessment method for estimating the stand-alone selling price. However, in some circumstances, ‘expected cost plus a margin’ approach will be used.

The Group is in the progress of assessing the financial impact of allocating the transaction price to each performance obligation in a contract in proportion to their stand-alone selling price for the case where the Group provides the wireless telecommunications services and handset to one customer. Based on the preliminary assessment, the Group expects that wireless telecommunications service revenue will be decreased, while handset sale revenue will be increased upon adoption of K-IFRS No. 1115.

iii)	Incremental costs to acquire a contract

The Group has exclusive contracts with its sales agents to sell the Group’s wireless telecommunications services to subscribers. These agents receive commissions depending on the number of subscribers newly added and retained. The commissions paid to the agents constitute a significant portion of the Group’s operating expenses. Currently, the portion of these commissions that would not have been incurred if there have been no binding contracts with the subscribers are expensed.

Under K-IFRS No. 1115, for the Group’s incremental costs to acquire a subscription contract, the Group expects to capitalize such amounts and amortized over the expected subscription period estimated based on historical experience. However, as a practical expedient, the Group plans to expense the incremental cost as incurred if the amortization period of the contract acquisition and fulfillment cost is considered to be not longer than one year.

As of December 31, 2017, the Group is assessing the impact of capitalizing the incremental costs associated with obtaining customer contracts. Based on the preliminary assessment, the Group expects commission expenses to decrease, while corresponding assets capitalized (incremental costs of obtaining a contract) and amortization expenses to be recognized and incurred, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Significant Accounting Policies, Continued

(27)	Standards issued but not yet effective, Continued

3)	K-IFRS No. 1116, Leases

K-IFRS No. 1116, published on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. K-IFRS No. 1116 replaces existing leases guidance including K-IFRS No. 1017, Leases, K-IFRS No. 2104, Determining whether an Arrangement contains a Lease, K-IFRS No.2015, Operating Leases – Incentives and K-IFRS No. 2027, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

K-IFRS No. 1116, at the inception date of a contract and the first implementation of the standard, requires the Group to determine whether a contract is, or contains, a lease unless the Group applies the practical expedient for the existing lease contract at the date of adoption of the standard.

When accounting for lease, lessee and lessor should account for each lease component within the contract as a lease separately from non-lease components of the contract.

Lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. However, there are optional exemptions for short-term leases and leases of low value items. As a practical expedient, a lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

Lessor accounting remains similar to the current standard K-IFRS No. 1017. For a sale and leaseback arrangement, K-IFRS No. 1116 requires the Group to apply the requirements for determining when a performance obligation is satisfied in K-IFRS No. 1115 to determine whether the transfer of an asset is accounted for as a sale of that asset. However, sale and leaseback arrangements entered into before the adoption of K-IFRS No. 1116 may not be reassessed.

i)	Lease accounting for lessees

As a lessee, the Group can either apply the K-IFRS No. 1116 using a full retrospective approach; or modified retrospective approach. The full retrospective approach requires the Group to retrospectively apply the new standard to each prior reporting period presented, while modified retrospective approach requires the lessee to recognize the cumulative effect of initial application at the date of initial application of the new leases standard.

ii)	Lease accounting for lessors

In case where the Group is an intermediate lessor, the Group should reassess subleases that were classified as operating leases applying K-IFRS No. 1017 and are ongoing at the date of initial application, whether each sublease should be classified as an operating lease or a finance lease applying K-IFRS No. 1116. For subleases that were classified as operating leases applying K-IFRS No. 1017 but finance leases applying K-IFRS No. 1116, the Group should accounts for such sublease as a new finance lease entered into at the date of initial application of K-IFRS No. 1116.

The Group plans to update its accounting system and related controls and complete the assessment of impact on its consolidated financial statements resulting from the adoption of K-IFRS No. 1116 by December 31, 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

5.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and merchandise. The Group’s reportable segments are cellular services, which include cellular voice service, wireless data service and wireless internet services; fixed-line telecommunication services, which include telephone services, internet services, and leased line services; e-commerce services, which include online commerce services; and all other businesses, which include the Group’s internet portal services and other immaterial operations, each of which does not meet the quantitative threshold to be considered as a reportable segment and are presented collectively as others.

(1)	Segment information for the year ended December 31, 2017 is as follows:

(In millions of won)
	2017
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	14,873,543	3,586,887	1,091,903	788,836	20,341,169	(2,821,156)	17,520,013
Inter-segment revenue		1,611,408	862,736	47,732	299,280	2,821,156	(2,821,156)	—
External revenue		13,262,135	2,724,151	1,044,171	489,556	17,520,013	—	17,520,013
Depreciation and amortization		2,390,016	592,877	54,486	60,087	3,097,466	—	3,097,466
Operating profit (loss)		1,714,078	167,515	(267,829)	(77,138)	1,536,626	—	1,536,626
Finance income and costs, net								(67,055)
Gain relating to investments in subsidiaries, associates and joint ventures, net								2,245,732
Other non-operating income and expense, net								(312,054)
Profit before income tax								3,403,249

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

5.	Operating Segments, Continued

(2)	Segment information for the year ended December 31, 2016 is as follows:

(In millions of won)
	2016
	Cellular Services		Fixed-line telecommu- nication services	E-commerce Services	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	14,635,720	3,349,905	1,177,323	726,374	19,889,322	(2,797,506)	17,091,816
Inter-segment revenue		1,630,811	698,712	176,007	291,976	2,797,506	(2,797,506)	—
External revenue		13,004,909	2,651,193	1,001,316	434,398	17,091,816	—	17,091,816
Depreciation and amortization		2,262,363	551,811	68,298	59,414	2,941,886	—	2,941,886
Operating profit (loss)		1,799,127	132,459	(365,194)	(30,648)	1,535,744	—	1,535,744
Finance income and costs, net								248,220
Gain relating to investments in subsidiaries, associates and joint ventures, net								544,501
Other non-operating income and expense, net								(232,326)
Profit before income tax								2,096,139

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea and the revenue amounts earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the years ended December 31, 2017 and 2016.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

6.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2017 and 2016 are summarized as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Short-term financial instruments(*)	~~W~~	89,850	90,278
Long-term financial instruments(*)		1,222	937

	~~W~~	91,072	91,215

(*)	Financial instruments include charitable trust fund established by the Group where profits from the fund are donated to charitable institutions. As of December 31, 2017, the funds cannot be withdrawn before maturity.

7.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,365,270	(239,263)	2,126,007
Short-term loans		63,380	(550)	62,830
Accounts receivable – other		1,336,247	(75,412)	1,260,835
Accrued income		3,979	—	3,979
Others		3,927	—	3,927

		3,772,803	(315,225)	3,457,578
Non-current assets:
Long-term loans		97,635	(46,761)	50,874
Long-term accounts receivable – other		287,048	—	287,048
Guarantee deposits		292,590	—	292,590
Long-term accounts receivable – trade		12,933	(185)	12,748

		690,206	(46,946)	643,260

	~~W~~	4,463,009	(362,171)	4,100,838

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

7.	Trade and Other Receivables, Continued

(1)	Details of trade and other receivables as of December 31, 2017 and 2016 are as follows, Continued:

(In millions of won)
	December 31, 2016
	Gross amount		Allowances for doubtful accounts	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	2,482,502	(241,576)	2,240,926
Short-term loans		59,526	(547)	58,979
Accounts receivable – other		1,200,421	(78,977)	1,121,444
Accrued income		2,780	—	2,780
Others		3,937	—	3,937

		3,749,166	(321,100)	3,428,066
Non-current assets:
Long-term loans		113,456	(47,980)	65,476
Long-term accounts receivable – other		149,669	—	149,669
Guarantee deposits		298,964	—	298,964
Long-term accounts receivable – trade		20,637	(252)	20,385

		582,726	(48,232)	534,494

	~~W~~	4,331,892	(369,332)	3,962,560

(2)	Changes in allowances for doubtful accounts of trade and other receivables for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Balance at January 1	~~W~~	369,332	344,016
Bad debt expense		40,377	78,132
Write-offs		(70,802)	(79,891)
Other		23,264	27,075

Balance at December 31	~~W~~	362,171	369,332

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017			December 31, 2016
	Accounts receivable –trade		Other receivables	Accounts receivable –trade	Other receivables
Neither overdue nor impaired	~~W~~	1,585,714	1,930,261	1,715,966	1,617,349
Overdue but not impaired		29,304	3,113	41,613	5,663
Impaired		763,185	151,432	745,560	205,741

		2,378,203	2,084,806	2,503,139	1,828,753
Allowances for doubtful accounts		(239,448)	(122,723)	(241,828)	(127,504)

	~~W~~	2,138,755	1,962,083	2,261,311	1,701,249

The Group establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

7.	Trade and Other Receivables, Continued

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017			December 31, 2016
	Accounts receivable –trade		Other receivables	Accounts receivable –trade	Other receivables
Less than 1 month	~~W~~	7,150	2,679	11,543	2,838
1 ~ 3 months		1,663	44	9,144	140
3 ~ 6 months		1,576	124	4,643	1
More than 6 months		18,915	266	16,283	2,684

	~~W~~	29,304	3,113	41,613	5,663

8.	Inventories

Details of inventories as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017				December 31, 2016
	Acquisition cost		Write- down	Carrying amount	Acquisition cost	Write- down	Carrying amount
Merchandise	~~W~~	251,463	(7,488)	243,975	232,871	(6,913)	225,958
Finished goods		1,889	(557)	1,332	1,931	(363)	1,568
Work in process		1,906	(956)	950	2,895	(347)	2,548
Raw materials and supplies		29,395	(3,249)	26,146	31,141	(1,369)	29,772

	~~W~~	284,653	(12,250)	272,403	268,838	(8,992)	259,846

9.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Beneficiary certificates(*)	~~W~~	144,386	107,364

(*)	The income distributable in relation to beneficiary certificates as of December 31, 2017 were accounted for as accrued income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

9.	Investment Securities, Continued

(2)	Details of long-term investment securities as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Equity securities:
Marketable equity securities(*)	~~W~~	589,202	526,363
Unlisted equity securities etc.		277,877	295,403

		867,079	821,766

Debt securities:
Investment bonds		19,928	6,755

	~~W~~	887,007	828,521

(*)	During the year ended December 31, 2016, the Group sold 3,793,756 shares of Loen Entertainment, Inc. to Kakao Corp. in exchange for 1,357,367 shares of Kakao Corp. and ~~W~~218,037 million in cash. In connection with the sale of Loen Entertainment shares, the Group recognized gain on disposal of long-term investment securities amounting to ~~W~~314,745 million.

The Group recognized gain on disposal amounting to ~~W~~138,779 million as the Group disposed its entire marketable equity securities of POSCO Co., Ltd. for ~~W~~305,110 million of cash during the year ended December 31, 2016.

In addition, the Group sold 1,357,367 shares of Kakao Corp. in exchange for ~~W~~112,649 million in cash during the year ended December 31, 2017. In connection with the sale of Kakao Corp. shares, the Group recognized loss on disposal of long-term investment securities amounting to ~~W~~35,468 million.

10.	Business Combination

(1)	2017

1)	Acquisition of S.M. LIFE DESIGN COMPANY JAPAN INC. by IRIVER LIMITED

On September 1, 2017, IRIVER LIMITED, a subsidiary of the Parent Company, acquired all of the S.M. LIFE DESIGN COMPANY JAPAN INC.’s shares from S.M. ENTERTAINMENT JAPAN, Inc. in order to enter overseas business and enhance its competitiveness with the consideration of ~~W~~30,000 in cash. The Group recognized the difference between the consideration paid and the fair value of net assets acquired amounting to ~~W~~21,748 million as goodwill. Subsequent to the acquisition, S.M. LIFE DESIGN COMPANY JAPAN INC. recognized revenues and net profit of amounting to ~~W~~6,365 million and ~~W~~1,244 million, respectively, in 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

10.	Business Combination, Continued

(1)	2017, Continued

2)	Merger of SM mobile communications Co., Ltd. by IRIVER LIMITED

On October 1, 2017, IRIVER LIMITED merged SM mobile communications Co., Ltd. in order to enter contents business and enhance competitiveness of its device business. As a result of merger, IRIVER LIMITED obtained controls over S.M. Mobile Communications JAPAN Inc. which was wholly owned by SM mobile communications Co., Ltd. The consideration transferred was measured at the fair value of the shares transferred based on the merger ratio set on October 1, 2017. The Group recognized the difference between the consideration and the fair value of net assets amounting to ~~W~~13,473 million as goodwill. Subsequent to the consummation of the merger, S.M. Mobile Communications JAPAN Inc. recognized no revenue with ~~W~~103 million of net loss in 2017.

3)	Considerations paid and assets and liabilities recognized at the acquisition date are as follows:

(In millions of won)
	S.M. LIFE DESIGN COMPANY JAPAN INC.		S.M. Mobile Communications JAPAN Inc.
Considerations paid:
Cash and cash equivalents	~~W~~	30,000	—
Shares of IRIVER LIMITED		—	24,650
Assets and liabilities acquired:
Cash and cash equivalents	~~W~~	3,434	4,112
Trade and other receivables		1,471	237
Inventories		1,879	—
Property and equipment		4	311
Intangible assets		6,677	7,445
Other assets		—	41
Trade and other payables		(2,563)	(815)
Deferred tax liabilities		(2,324)	—
Other liabilities		(326)	(154)

Net assets	~~W~~	8,252	11,177

(2)	2016

During the year ended December 31, 2016, the Parent Company distributed its entire ownership interests in Neosnetworks Co., Ltd. to SK Telink Co., Ltd., a subsidiary of the Parent Company, as contribution in kind. Neosnetworks Co., Ltd. became a wholly owned subsidiary of SK Telink Co., Ltd. As this transaction is a business combination under common control, SK Telink Co., Ltd. recognized the book value of the assets and liabilities of Neosnetworks Co., Ltd. in its financial statements. There’s no effect on the assets and liabilities of the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

11.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	Country	December 31, 2017			December 31, 2016
		Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.(*1)	China	27.3	~~W~~	526,099	9.6	~~W~~	46,354
Korea IT Fund(*2)	Korea	63.3		257,003	63.3		263,850
KEB HanaCard Co., Ltd.(*3)	Korea	15.0		280,988	15.0		265,798
NanoEnTek, Inc.	Korea	28.5		38,718	28.5		39,514
SK Industrial Development China Co., Ltd.(*1)	Hong Kong	—		—	21.0		74,717
SK Technology Innovation Company	Cayman Islands	49.0		42,511	49.0		47,488
HappyNarae Co., Ltd. (*4)	Korea	45.0		21,873	42.5		17,236
SK hynix Inc.	Korea	20.1		8,130,000	20.1		6,132,122
SK MENA Investment B.V.	Netherlands	32.1		13,853	32.1		15,451
SKY Property Mgmt. Ltd.(*1)	Virgin Island	—		—	33.0		263,225
S.M. Culture & Contents Co., Ltd. (*5)	Korea	23.4		64,966	—		—
Xian Tianlong Science and Technology Co., Ltd.	China	49.0		25,891	49.0		25,880
Daehan Kanggun BcN Co., Ltd. and others	—	—		96,479	—		115,181

Sub-total				9,498,381			7,306,816

Investments in joint ventures:
Dogus Planet, Inc.(*6)	Turkey	50.0		13,991	50.0		20,081
PT XL Planet Digital(*7)	Indonesia	—		—	50.0		27,512
Finnq Co. Ltd.(*8)	Korea	49.0		16,474	49.0		24,174
Celcom Planet and others	—	—		9,592	—		25,740

Sub-total				40,057			97,507

Total			~~W~~	9,538,438		~~W~~	7,404,323

(*1)	During the year ended December 31, 2017, the Group contributed its shares in SKY Property Mgmt. Ltd. and SK Industrial Development China Co., Ltd., both the equity method investees of the Group, to SK China Company Ltd., and participated in SK China Company Ltd.’s rights issue amounting to USD 100,000,000, which resulted in Group’s acquiring 8,101,884 and 2,107,037 shares of SK China Company Ltd., respectively.
(*2)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over Korea IT Fund under the contractual agreement with other shareholders.
(*3)	This investment was classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of board of directors even though the Group has less than 20% of equity interests.
(*4)	The Group acquired 40,000 shares of HappyNarae Co., Ltd. at ~~W~~17,212 per share during the year ended December 31, 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

11.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2017 and 2016 are as follows, Continued:

(*5)	During the year ended December 31, 2017, the Group subscribed to a third-party allocation of new shares of 22,033,898 by S.M. Culture & Contents Co., Ltd. at ~~W~~65,341 million in cash.
(*6)	The investment is held by SK Planet Co., Ltd.
(*7)	PT XL Planet Digital was disposed during the year ended December 31, 2017.
(*8)	Investment in Finnq Co., Ltd. was classified as investment in joint venture as the Group has joint control pursuant to the agreement with the other shareholders.

(2)	The market price of investments in listed associates as of December 31, 2017 and 2016 are as follows:

(In millions of won, except for share data)
	December 31, 2017				December 31, 2016
	Market value per share (in won)		Number of shares	Fair value	Market value per share (in won)	Number of shares	Fair value
NanoEnTek, Inc.	~~W~~	5,950	6,960,445	41,415	5,020	6,960,445	34,941
SK hynix Inc.		76,500	146,100,000	11,176,650	44,700	146,100,000	6,530,670
S.M. Culture & Contents Co., Ltd.		2,700	22,033,898	59,492	—	—	—

(3)	The financial information of significant associates as of and for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	As of December 31, 2017
	SK hynix Inc.(*)		KEB HanaCard Co., Ltd. (*)	Korea IT Fund	SK China Company Ltd. (*)
Current assets	~~W~~	17,310,444	7,339,492	144,874	729,872
Non-current assets		28,108,020	220,258	260,920	1,031,647
Current liabilities		8,116,133	1,181,746	—	81,161
Non-current liabilities		3,481,412	4,861,842	—	64,717

	2017
Revenue		30,109,434	1,519,607	11,743	69,420
Profit for the year		10,642,219	106,352	1,916	11,492
Other comprehensive income (loss)		(422,042)	(984)	4,108	27,190
Total comprehensive income		10,220,177	105,368	6,024	38,682

(*)	The financial information of SK hynix Inc., KEB HanaCard Co., Ltd., and SK China Company Ltd. are consolidated financial information.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

11.	Investments in Associates and Joint Ventures, Continued

(3)	The financial information of significant associates as of and for the years ended December 31, 2017 and 2016 are as follows, Continued:

(In millions of won)
	As of December 31, 2016
	SK hynix Inc.(*)		KEB HanaCard Co., Ltd.(*)	SKY Property Mgmt. Ltd.	Korea IT Fund(*)
Current assets	~~W~~	9,838,982	6,868,387	181,469	166,349
Non-current assets		22,377,044	239,758	458,690	250,257
Current liabilities		4,160,849	1,219,327	12,423	—
Non-current liabilities		4,031,647	4,476,979	45,136	—

	2016
Revenue		17,197,975	1,413,077	64,894	28,839
Profit for the year		2,960,483	75,595	52,404	23,469
Other comprehensive income (loss)		28,844	(154)	(14,188)	(8,506)
Total comprehensive income		2,989,327	75,441	38,216	14,963

(*)	The financial information of SK hynix Inc., KEB HanaCard Co., Ltd., and SK China Company Ltd. are consolidated financial information.

(4)	The condensed financial information of joint ventures as of and for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	Dogus Planet, Inc.		Finnq Co., Ltd.
	As of December 31, 2017
Current assets	~~W~~	39,656	32,232
Cash and cash equivalents		25,818	4,590
Non-current assets		21,159	15,610
Current liabilities		32,622	5,685
Accounts payable, other payables and provision		2,743	2,290
Non-current liabilities		212	13,862

	2017
Revenue		82,791	—
Depreciation and amortization		(6,152)	(1,077)
Interest income		781	532
Interest expense		(4)	(276)
Loss for the year		(4,535)	(15,699)
Total comprehensive loss		(4,535)	(15,699)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

11.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the years ended December 31, 2017 and 2016 are as follows, Continued:

(In millions of won)
	Dogus Planet, Inc.		PT XL Planet Digital	Finnq Co., Ltd.
	As of December 31, 2016
Current assets	~~W~~	46,433	20,077	48,699
Cash and cash equivalents		45,839	14,985	48,408
Non-current assets		20,218	50,765	673
Current liabilities		26,417	14,513	138
Accounts payable, other payables and provision		1,971	10,306	15
Non-current liabilities		72	1,305	784

	2016
Revenue		53,864	9,492	—
Depreciation and amortization		(5,299)	(940)	(12)
Interest income		394	267	182
Interest expense		(2,139)	—	—
Income tax benefit		—	51	—
Loss for the year		(22,017)	(49,438)	(829)
Total comprehensive loss		(22,017)	(49,438)	(829)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

11.	Investments in Associates and Joint Ventures, Continued

(5)	Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	~~W~~	33,814,467	20.1	6,997,560	1,132,440	8,130,000
KEB HanaCard Co., Ltd.		1,516,162	15.0	227,424	53,564	280,988
Korea IT Fund		405,794	63.3	257,003	—	257,003
SK China Company Ltd.(*1)		1,612,899	27.3	439,857	86,242	526,099

(In millions of won)
	December 31, 2016
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	~~W~~	24,016,955	20.1	4,970,267	1,161,855	6,132,122
KEB HanaCard Co., Ltd.		1,411,839	15.0	211,776	54,022	265,798
SKY Property Mgmt. Ltd.(*1)		576,785	33.0	190,339	72,886	263,225
Korea IT Fund		416,606	63.3	263,850	—	263,850

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.
(*2)	The ownership interest is based on the number of shares owned by the Parent Company as divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest of 20.69% which is based on the number of shares owned by the Parent Company and the total issued shares outstanding less investee’s treasury shares.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017
	Beginning balance		Acquisition and disposition	Share of profit (loss)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.(*1)	~~W~~	46,354	113,803	2,707	(36,783)	—	400,018	526,099
Korea IT Fund(*2)		263,850	—	(8,815)	3,371	—	(1,403)	257,003
KEB HanaCard Co., Ltd.		265,798	—	15,494	(304)	—	—	280,988
NanoEnTek, Inc.		39,514	—	(733)	(63)	—	—	38,718
SK Industrial Development China Co., Ltd.(*1)		74,717	—	5,154	(1,092)	—	(78,779)	—
SK Technology Innovation Company		47,488	—	433	(5,410)	—	—	42,511
HappyNarae Co., Ltd.		17,236	688	3,929	20	—	—	21,873
SK hynix Inc.(*2)		6,132,122	—	2,175,887	(90,349)	—	(87,660)	8,130,000
SK MENA Investment B.V.		15,451	—	131	(1,729)	—	—	13,853
SKY Property Mgmt. Ltd. (*1)		263,225	—	2,362	1,141	—	(266,728)	—
S.M. Culture & Contents Co., Ltd.		—	65,341	(375)	—	—	—	64,966
Xian Tianlong Science and Technology Co., Ltd.		25,880	—	11	—	—	—	25,891
Daehan Kanggun BcN Co., Ltd. and others(*2)		115,181	(1,306)	(6,924)	(2,723)	(1,311)	(6,438)	96,479

Sub-total		7,306,816	178,526	2,189,261	(133,921)	(1,311)	(40,990)	9,498,381

Investments in joint ventures
Dogus Planet, Inc.		20,081	2,162	(2,267)	(5,985)	—	—	13,991
PT XL Planet Digital(*3)		27,512	(18,864)	(8,648)	—	—	—	—
Finnq Co., Ltd		24,174	—	(7,691)	(9)	—	—	16,474
Celcom Planet and others		25,740	—	(6,228)	(833)	—	(9,087)	9,592

Sub-total		97,507	(16,702)	(24,834)	(6,827)	—	(9,087)	40,057

Total	~~W~~	7,404,323	161,824	2,164,427	(140,748)	(1,311)	(50,077)	9,538,438

(*1)	Other increase (decrease) is due to merger of SK China Company Ltd., SK Industrial Development China Co., Ltd. and SKY Property Mgmt. Ltd.
(*2)	Dividends received from the associates are deducted from the carrying amount during the year ended December 31, 2017.
(*3)	During the year ended December 31, 2017, the Group disposed the shares of PT XL Planet Digital and recognized loss on disposal of ~~W~~27,900 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2017 and 2016 are as follows, Continued:

(In millions of won)	2016
	Beginning balance		Acquisition and disposition	Share of profit (loss)	Other comprehensive income (loss)	Impairment loss	Other increase (decrease)	Ending balance
Investments in associates
SK China Company Ltd.	~~W~~	43,814	—	2,257	283	—	—	46,354
Korea IT Fund(*1)		260,456	—	14,864	(5,388)	—	(6,082)	263,850
KEB HanaCard Co., Ltd.		254,177	—	11,658	(37)	—	—	265,798
Candle Media Co., Ltd.		20,144	(18,860)	(673)	(611)	—	—	—
NanoEnTek, Inc.		45,008	—	(3,950)	(1,544)	—	—	39,514
SK Industrial Development China Co., Ltd.		86,324	—	(6,298)	(5,309)	—	—	74,717
SK Technology Innovation Company		45,891	—	162	1,435	—	—	47,488
HappyNarae Co., Ltd.		17,095	—	240	(99)	—	—	17,236
SK hynix Inc.(*1)		5,624,493	—	572,086	8,593	—	(73,050)	6,132,122
SK MENA Investment B.V.		14,929	—	63	459	—	—	15,451
SKY Property Mgmt. Ltd.		251,166	—	16,066	(4,007)	—	—	263,225
Xian Tianlong Science and Technology Co., Ltd.		25,767	—	113	—	—	—	25,880
Daehan Kanggun BcN Co., Ltd. and others		161,058	(26,798)	(13,179)	754	(6,972)	318	115,181

Sub-total		6,850,322	(45,658)	593,409	(5,471)	(6,972)	(78,814)	7,306,816

Investments in joint ventures
Dogus Planet, Inc.		15,118	18,722	(11,008)	(2,751)	—	—	20,081
PT. Melon Indonesia(*2)		4,339	(3,488)	918	(1,769)	—	—	—
PT XL Planet Digital		23,108	29,123	(24,719)	—	—	—	27,512
Finnq Co., Ltd		—	24,580	(406)	—	—	—	24,174
Celcom Planet and others		3,406	43,769	(21,435)	—	—	—	25,740

Sub-total		45,971	112,706	(56,650)	(4,520)	—	—	97,507

Total	~~W~~	6,896,293	67,048	536,759	(9,991)	(6,972)	(78,814)	7,404,323

(*1)	Dividends received from the associate are deducted from the carrying amount during the year ended December 31, 2016.
(*2)	During the year ended December 31, 2016, the Group disposed of all shares of PT. Melon Indonesia and recognized gain on disposal of ~~W~~11,634 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

11.	Investments in Associates and Joint Ventures, Continued

(7)	The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of December 31, 2017 are as follows:

(In millions of won)	Unrecognized loss(profit)			Unrecognized change in equity
	Year ended December 31, 2017		Cumulative loss	Year ended December 31, 2017	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	(1,190)	2,100	—	—
Daehan Kanggun BcN Co., Ltd. and others		(5,475)	5,316	—	365

	~~W~~	(6,665)	7,416	—	365

12.	Property and Equipment

(1)	Property and equipment as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	862,861	—	—	862,861
Buildings		1,638,749	(756,099)	—	882,650
Structures		866,909	(488,334)	—	378,575
Machinery		30,343,739	(23,262,762)	(1,179)	7,079,798
Other		1,722,441	(1,188,893)	(2,491)	531,057
Construction in progress		409,941	—	—	409,941

	~~W~~	35,844,640	(25,696,088)	(3,670)	10,144,882

(In millions of won)
	December 31, 2016
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	~~W~~	835,909	—	—	835,909
Buildings		1,604,863	(704,891)	—	899,972
Structures		812,010	(453,055)	—	358,955
Machinery		29,705,088	(22,667,047)	(1,991)	7,036,050
Other		1,701,794	(1,138,303)	(457)	563,034
Construction in progress		680,292	—	—	680,292

	~~W~~	35,339,956	(24,963,296)	(2,448)	10,374,212

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

12.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017
	Beginning balance		Acquisition	Disposal	Transfer(*)	Depreciation	Impairment	Business Combination	Other	Ending balance
Land	~~W~~	835,909	13,093	(4,449)	18,308	—	—	—	—	862,861
Buildings		899,972	5,098	(477)	29,614	(51,557)	—	—	—	882,650
Structures		358,955	46,614	(74)	8,386	(35,306)	—	—	—	378,575
Machinery		7,036,050	656,731	(41,692)	1,644,045	(2,214,524)	(778)	—	(34)	7,079,798
Other		563,034	720,431	(9,252)	(597,404)	(143,261)	(2,234)	315	(572)	531,057
Construction in progress		680,292	1,317,389	(4,172)	(1,583,560)	—	—	—	(8)	409,941

	~~W~~	10,374,212	2,759,356	(60,116)	(480,611)	(2,444,648)	(3,012)	315	(614)	10,144,882

(*)	Includes reclassification to intangible assets.

(In millions of won)
	2016
	Beginning balance		Acquisition	Disposal	Transfer(*)	Depreciation	Impairment	Ending balance
Land	~~W~~	812,947	2,464	(3,514)	24,012	—	—	835,909
Buildings		911,129	4,637	(9,176)	43,910	(50,528)	—	899,972
Structures		344,221	33,802	(33)	15,145	(34,180)	—	358,955
Machinery		7,342,009	660,629	(45,672)	1,234,737	(2,152,725)	(2,928)	7,036,050
Other		473,438	807,047	(6,052)	(568,644)	(142,700)	(55)	563,034
Construction in progress		487,512	1,154,424	(9,710)	(951,934)	—	—	680,292

	~~W~~	10,371,256	2,663,003	(74,157)	(202,774)	(2,380,133)	(2,983)	10,374,212

(*)	Includes reclassification to intangible assets.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

13.	Goodwill

(1)	Goodwill as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Goodwill related to acquisition of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		250,338	267,773

	~~W~~	1,915,017	1,932,452

(2)	Details of the impairment testing of Goodwill as of December 31, 2017 is as follows:

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

•	goodwill related to Shinsegi Telecom, Inc.(*1): cellular services;
•	goodwill related to SK Broadband Co., Ltd.(*2): fixed-line telecommunication services; and
•	other goodwill: e-commerce and other.

(*1)	Goodwill related to acquisition of Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.6% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 0.4% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 5.1% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 1.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless telecommunication business growth rate. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

13.	Goodwill, Continued

(3)	Details of the changes in goodwill for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Beginning balance	~~W~~	1,932,452	1,908,590
Acquisition		35,221	19,974
Impairment loss		(33,441)	—
Other		(19,215)	3,888

	~~W~~	1,915,017	1,932,452

Accumulated impairment losses as of December 31, 2017 and 2016 are ~~W~~50,710 million and ~~W~~17,269 million, respectively.

14.	Intangible Assets

(1)	Intangible assets as of December 31, 2017 and 2016 are as follows:

(In millions of won)	December 31, 2017
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	4,843,955	(2,667,015)	—	2,176,940
Land usage rights		65,841	(50,091)	—	15,750
Industrial rights		166,082	(54,735)	—	111,347
Development costs		140,460	(134,828)	(1,529)	4,103
Facility usage rights		153,438	(116,987)	—	36,451
Customer relations		20,796	(16,761)	—	4,035
Club memberships(*1)		108,382	—	(34,768)	73,614
Other(*2)		3,911,749	(2,733,485)	(13,539)	1,164,725

	~~W~~	9,410,703	(5,773,902)	(49,836)	3,586,965

(In millions of won)	December 31, 2016
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights	~~W~~	4,843,955	(2,263,127)	—	2,580,828
Land usage rights		65,148	(44,314)	—	20,834
Industrial rights		160,897	(39,697)	—	121,200
Development costs		141,727	(136,446)	(410)	4,871
Facility usage rights		151,906	(110,118)	—	41,788
Customer relations		19,742	(13,090)	—	6,652
Club memberships(*1)		113,161	—	(39,122)	74,039
Other(*2)		3,315,921	(2,386,992)	(2,787)	926,142

	~~W~~	8,812,457	(4,993,784)	(42,319)	3,776,354

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

14.	Intangible Assets, Continued

(1)	Intangible assets as of December 31, 2017 and 2016 are as follows, Continued:

(*1)	Club memberships are classified as intangible assets with indefinite useful life and are not amortized.

(*2)	Other intangible assets primarily consist of computer software and usage rights to a research facility which the Group built and donated, and the Group is given rights-to-use for a definite number of years in turn.

(2)	Details of the changes in intangible assets for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017
	Beginning balance		Acquisition	Disposal	Transfer (*1)	Amortiza- tion	Impair- ment (*2)	Business combina- tion(*3)	Others	Ending balance
Frequency usage rights	~~W~~	2,580,828	—	—	—	(403,888)	—	—	—	2,176,940
Land usage rights		20,834	3,689	(972)	200	(8,001)	—	—	—	15,750
Industrial rights		121,200	2,677	(28)	(5,635)	(6,870)	—	4	(1)	111,347
Development costs		4,871	3,813	(9)	(793)	(2,660)	(1,119)	—	—	4,103
Facility usage rights		41,788	2,805	(36)	129	(8,235)	—	—	—	36,451
Customer relations		6,652	1,054	—	—	(3,671)	—	—	—	4,035
Club memberships		74,039	5,023	(3,452)	122	—	(769)	—	(1,349)	73,614
Other		926,142	127,396	(19,698)	503,277	(369,546)	(16,605)	14,118	(359)	1,164,725

	~~W~~	3,776,354	146,457	(24,195)	497,300	(802,871)	(18,493)	14,122	(1,709)	3,586,965

(*1)	Includes reclassification from advance payments and property and equipment.
(*2)	The Group recognized the difference between recoverable amount and the carrying amount of club memberships amounting to ~~W~~18,493 million as impairment loss for the year ended December 31, 2017.
(*3)	Includes intangible assets acquired as a result of IRIVER LIMINTED’s purchase and merge of S.M. LIFE DESIGN COMPANY INC. and SM mobile communications Co., Ltd. during the year ended December 31, 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

14.	Intangible Assets, Continued

(2)	Details of the changes in intangible assets for the years ended December 31, 2017 and 2016 are as follows, Continued:

(In millions of won)
	2016
	Beginning balance		Acquisition	Disposal	Transfer (*2)	Amortiza- tion	Impair- ment (*3)	Business combina- tion	Ending balance
Frequency usage rights(*1)	~~W~~	1,103,517	1,810,076	—	—	(332,765)	—	—	2,580,828
Land usage rights		26,576	5,338	(1,921)	—	(9,159)	—	—	20,834
Industrial rights		116,542	6,226	(148)	5,004	(6,424)	—	—	121,200
Development costs		7,472	1,404	—	338	(3,933)	(410)	—	4,871
Facility usage rights		48,019	2,181	(50)	231	(8,593)	—	—	41,788
Customer relations		7,175	499	—	—	(4,051)	—	3,029	6,652
Club memberships		91,507	7,983	(7,624)	—	—	(17,827)	—	74,039
Other		903,976	141,045	(20,306)	228,110	(323,397)	(3,286)	—	926,142

	~~W~~	2,304,784	1,974,752	(30,049)	233,683	(688,322)	(21,523)	3,029	3,776,354

(*1)	During the year ended December 31, 2016, the Parent Company acquired the frequency right for bandwidth blocs in the 2.6 GHz band for ~~W~~1,330,100 million at the spectrum auction held by the Ministry of Science, ICT and Future Planning (MSIP) of Korea and made the initial payment in accordance with the terms of the agreement in August 2016. The remaining consideration will be paid on an annual installment basis for 10 years from August 2016. In addition, the Parent Company extended frequency usage rights for 2.1 GHz band for ~~W~~568,500 million with the initial payment made to MSIP during the year ended December 31, 2016. The remaining consideration will be paid on an annual installment basis for 5 years from December 2016.
(*2)	Includes reclassification from advance payments and property and equipment.
(*3)	The Group recognized the difference between recoverable amount and the carrying amount of intangible assets, amounting to ~~W~~21,523 million as impairment loss for the year ended December 31, 2016.

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Research and development costs expensed as incurred	~~W~~	395,276	344,787

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

14.	Intangible Assets, Continued

(4)	Details of frequency usage rights as of December 31, 2017 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	141,904	Frequency usage rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		502,480	Frequency usage rights relating to LTE service	Sept. 2013	Dec. 2021
WiBro license		2,957	WiBro service	Mar. 2012	Mar. 2019
2.6GHz license		1,092,770	Frequency usage rights relating to LTE service	Sept. 2016	Dec. 2026
2.1GHz license		436,829	Frequency usage rights relating to W-CDMA and LTE service	Dec. 2016	Dec. 2021

	~~W~~2,176,940

15.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	December 31, 2017		December 31, 2016
Short-term borrowings	Shinhan Bank	2.85	~~W~~	30,000	—
	Woori Bank	2.88		—	2,614
Commercial paper	KEB Hana Bank	1.67		50,000	—
Bank overdraft	KEB Hana Bank	3.17		30,000	—
	Shinhan Bank	3.38		20,000	—

			~~W~~	130,000	2,614

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

15.	Borrowings and Debentures, Continued

(2)	Long-term borrowings as of December 31, 2017 and 2016 are as follows:

(In millions of won )
Lender	Annual interest rate (%)	Maturity	December 31, 2017		December 31, 2016
Korea Development Bank(*1)	3.20	Mar. 31, 2020	~~W~~	30,000	—
KEB Hana Bank	3.18	Feb. 28, 2019		40,000	—
Kookmin Bank	1.29	Mar. 15, 2017		—	500
Kookmin Bank	1.95	Mar. 15, 2018		717	3,583
Korea Development Bank(*2)	1.99	Jul. 30, 2019		22,750	35,750
Korea Development Bank(*2)	1.99	Jul. 30, 2019		5,833	9,167
Korea Development Bank(*2)	2.27	Dec. 20, 2021		49,000	49,000
Korea Development Bank(*2)	2.37	Dec. 21, 2022		50,000	—
Export Kreditnamnden(*3)	1.70	Apr. 29, 2022		55,471 (USD 51,775)	76,493 (USD 63,296)

Sub-total				253,771	174,493
Less present value discount				(954)	(1,586)

				252,817	172,907
Less current installments				(41,331)	(33,191)

			~~W~~	211,486	139,716

(*1)	SK Planet Co., Ltd., one of the subsidiaries of the Parent Company entered into a floating-to-fixed interest rate swap agreement to hedge the interest rate risk.
(*2)	SK Broadband Co., Ltd., one of the subsidiaries of the Parent Company entered into a floating-to-fixed interest rate swap agreement to hedge the interest rate risk.
(*3)	The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.
(3)	Debentures as of December 31, 2017 and 2016 are as follows:

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

15.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2017 and 2016 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2017		December 31, 2016
Unsecured corporate bonds	Other fund	2018	5.00	~~W~~	200,000	200,000
Unsecured corporate bonds	Operating fund	2021	4.22		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured corporate bonds		2022	3.30		140,000	140,000
Unsecured corporate bonds		2032	3.45		90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03		230,000	230,000
Unsecured corporate bonds		2033	3.22		130,000	130,000
Unsecured corporate bonds		2019	3.30		50,000	50,000
Unsecured corporate bonds		2024	3.64		150,000	150,000
Unsecured corporate bonds(*1)		2029	4.72		60,278	59,600
Unsecured corporate bonds	Refinancing fund	2019	2.53		160,000	160,000
Unsecured corporate bonds		2021	2.66		150,000	150,000
Unsecured corporate bonds		2024	2.82		190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.40		100,000	100,000
Unsecured corporate bonds		2025	2.49		150,000	150,000
Unsecured corporate bonds		2030	2.61		50,000	50,000
Unsecured corporate bonds	Operating fund	2018	1.89		90,000	90,000
Unsecured corporate bonds		2025	2.66		70,000	70,000
Unsecured corporate bonds		2030	2.82		90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2018	2.07		80,000	80,000
Unsecured corporate bonds		2025	2.55		100,000	100,000
Unsecured corporate bonds		2035	2.75		70,000	70,000
Unsecured corporate bonds	Operating fund	2019	1.65		70,000	70,000
Unsecured corporate bonds		2021	1.80		100,000	100,000
Unsecured corporate bonds		2026	2.08		90,000	90,000
Unsecured corporate bonds		2036	2.24		80,000	80,000
Unsecured corporate bonds		2019	1.62		50,000	50,000
Unsecured corporate bonds		2021	1.71		50,000	50,000
Unsecured corporate bonds		2026	1.97		120,000	120,000
Unsecured corporate bonds		2031	2.17		50,000	50,000
Unsecured corporate bonds	Refinancing fund	2020	1.93		60,000	—
Unsecured corporate bonds		2022	2.17		120,000	—
Unsecured corporate bonds		2027	2.55		100,000	—
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65		90,000	—
Unsecured corporate bonds	Operating fund	2020	2.39		100,000	—
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63		80,000	—
Unsecured corporate bonds	Refinancing fund	2027	2.84		100,000	—
Unsecured corporate bonds(*2)	Operating fund	2017	4.28		—	100,000
Unsecured corporate bonds(*2)		2017	3.27		—	120,000
Unsecured corporate bonds(*2)		2019	3.49		210,000	210,000
Unsecured corporate bonds(*2)		2019	2.76		130,000	130,000
Unsecured corporate bonds(*2)		2018	2.23		50,000	50,000
Unsecured corporate bonds(*2)		2020	2.49		160,000	160,000
Unsecured corporate bonds(*2)		2020	2.43		140,000	140,000
Unsecured corporate bonds(*2)		2020	2.18		130,000	130,000
Unsecured corporate bonds(*2)		2019	1.58		50,000	50,000

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

15.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2017 and 2016 are as follows, Continued:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2017		December 31, 2016
Unsecured corporate bonds(*2)	Operating and refinancing fund	2021	1.77		120,000	120,000
Unsecured corporate bonds(*2)	Operating fund	2022	2.26		150,000	—
Unsecured corporate bonds(*2)	Refinancing fund	2022	2.34		30,000	—
Unsecured corporate bonds(*2)	Operating and refinancing fund	2022	2.70		140,000	—
Unsecured corporate bonds(*3)	Operating fund	2017	3.48		—	20,000
Convertible bonds(*4)		2019	1.00		5,558	—
Unsecured global bonds		2027	6.63		428,560	483,400
					(USD 400,000)	(USD 400,000)
Unsecured private Swiss bonds		2017	1.75		—	354,399 (CHF 300,000)
						(CHF 300,000)
Unsecured global bonds		2018	2.13		749,980	845,950
					(USD 700,000)	(USD 700,000)
Unsecured corporate Australian bonds		2017	4.75		—	261,615
						(AUD 300,000)
Floating rate notes(*5)		2020	3M Libor + 0.88		321,420 (USD 300,000)	362,550 (USD 300,000)
Foreign global bonds(*2)		2018	2.88		321,420	362,550
					(USD 300,000)	(USD 300,000)

Sub-total					7,107,216	7,220,064
Less discounts on bonds					(21,029)	(25,858)

					7,086,187	7,194,206
Less current installments of bonds					(1,489,617)	(855,276)

				~~W~~	5,596,570	6,338,930

(*1)	The Group eliminated a measurement inconsistency of accounting profit or loss between the bonds and related derivatives by designating the structured bonds as financial liabilities at fair value through profit or loss. The carrying amount of financial liabilities designated at fair value through profit or loss exceeds the principal amount required to pay at maturity by ~~W~~10,278 million as of December 31, 2017.
(*2)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd.
(*3)	Unsecured corporate bonds were issued by PS&Marketing Corporation.
(*4)	During the year ended December 31, 2017, the Parent Company sold the convertible bonds issued by IRIVER LIMITED to third parties.
(*5)	As of December 31, 2017, 3M LIBOR rate is 1.69%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

16.	Long-term Payables – Other

(1)	Long-term payables – other as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Payables related to acquisition of frequency usage rights	~~W~~	1,328,630	1,602,943
Other(*)		18,133	21,647

	~~W~~	1,346,763	1,624,590

(*)	Other includes other long-term employee compensation liabilities.

(2)	As of December 31, 2017 and 2016, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 14):

(In millions of won)
	December 31, 2017		December 31, 2016
Long-term payables – other	~~W~~	1,710,255	2,013,122
Present value discount on long-term payables – other		(79,874)	(108,406)

		1,630,381	1,904,716
Less current installments of long-term payables – other		(301,751)	(301,773)

Carrying amount at December 31	~~W~~	1,328,630	1,602,943

(3)	The repayment schedule of the principal amount of long-term payables – other related to acquisition of frequency usage rights as of December 31, 2017 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	302,867
1~3 years		605,734
3~5 years		402,624
More than 5 years		399,030

	~~W~~	1,710,255

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

17.	Provisions

Changes in provisions for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	For the year ended December 31, 2017							As of December 31, 2017
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for installment of handset subsidy	~~W~~	24,710	2	(8,898)	(11,940)	—	3,874	3,874	—
Provision for restoration		64,679	12,066	(2,517)	(1,006)	45	73,267	40,598	32,669
Emission allowance		2,788	4,663	(518)	(2,283)	—	4,650	4,650	—
Other provisions		5,740	952	(3,757)	—	—	2,935	2,935	—

	~~W~~	97,917	17,683	(15,690)	(15,229)	45	84,726	52,057	32,669

(In millions of won)
	For the year ended December 31, 2016							As of December 31, 2016
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for installment of handset subsidy	~~W~~	5,670	37,530	(18,490)	—	—	24,710	19,939	4,771
Provision for restoration		59,954	6,677	(1,082)	(913)	43	64,679	37,760	26,919
Emission allowance		1,477	1,480	(169)	—	—	2,788	2,788	—
Other provisions		3,104	3,237	(601)	—	—	5,740	5,740	—

	~~W~~	70,205	48,924	(20,342)	(913)	43	97,917	66,227	31,690

The Group has provided handset subsidy to subscribers who purchase wireless telecommunication services from the Group and recognized a provision for subsidy amounts which the Group has obligations to pay in future periods.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

18.	Leases

In 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. These sale and leaseback transactions were accounted for as operating leases. The Group entered into operating lease agreements and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues as of December 31, 2017 are as follows:

(In millions of won)
	Minimum lease payments		Revenues
Less than 1 year	~~W~~	49,289	1,926
1~5 years		101,872	916

	~~W~~	151,161	2,842

19.	Defined Benefit Liabilities(Assets)

(1)	Details of defined benefit liabilities(assets) as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Present value of defined benefit obligations	~~W~~	679,625	595,667
Fair value of plan assets		(663,617)	(555,175)

Defined benefit assets(*)		(45,952)	(30,247)

Defined benefit liabilities		61,960	70,739

(*)	Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Principal actuarial assumptions as of December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016
Discount rate for defined benefit obligations	2.58%~4.03%	1.90%~2.96%
Expected rate of salary increase	3.08%~5.93%	2.49%~6.09%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

19.	Defined Benefit Liabilities(Assets), Continued

(3)	Changes in defined benefit obligations for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	For the year ended December 31
	2017		2016
Beginning balance	~~W~~	595,667	525,269
Current service cost		125,526	114,528
Interest cost		15,991	13,441
Remeasurement
- Demographic assumption		(287)	677
- Financial assumption		(20,731)	(2,462)
- Adjustment based on experience		11,561	6,229
Benefit paid		(60,883)	(55,350)
Others		12,781	(6,665)

Ending balance	~~W~~	679,625	595,667

(4)	Changes in plan assets for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Beginning balance	~~W~~	555,175	426,413
Interest income		13,821	9,826
Remeasurement		(5,540)	(6,320)
Contributions		155,834	159,687
Benefit paid		(60,006)	(34,247)
Others		4,333	(184)

Ending balance	~~W~~	663,617	555,175

The Group expects to make a contribution of ~~W~~146,086 million to the defined benefit plans in 2018.

(5)	Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Current service cost	~~W~~	125,526	114,528
Net interest cost		2,170	3,615

	~~W~~	127,696	118,143

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

19.	Defined Benefit Liabilities(Assets), Continued

(6)	Details of plan assets as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Equity instruments	~~W~~	15,567	13,640
Debt instruments		134,710	95,359
Short-term financial instruments, etc.		513,340	446,176

	~~W~~	663,617	555,175

(7)	As of December 31, 2017, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(24,702)	26,808
Expected salary increase rate		26,988	(25,138)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2017 is 8.17 years.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

20.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2017 are as follows:

(In millions of won and thousands of foreign currencies)
Borrowing date	Hedging Instrument(Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Standard Chartered and eight other banks	Nov. 1, 2012 ~ May. 1, 2018
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	DBS bank	Mar. 7, 2013 ~ Mar. 7, 2020
Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Korea Development Bank and others	Oct. 29, 2013 ~ Oct. 26, 2018
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 51,775)	Foreign currency risk	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022
Dec. 20, 2016	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 49,000)	Interest rate risk	Korea Development Bank	Dec. 20, 2016 ~ Dec. 20, 2021
Jan. 30, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 28,583)	Interest rate risk	Korea Development Bank	Nov. 10, 2016 ~ Jul. 30, 2019
Mar. 31, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 30,000)	Interest rate risk	Korea Development Bank	Mar. 31, 2017 - Mar. 31, 2020
Dec. 21, 2017	Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 50,000)	Interest rate risk	Korea Development Bank	Dec. 5, 2017 - Dec. 21, 2022

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

20.	Derivative Instruments, Continued

(2)	As of December 31, 2017, details of fair values of the above derivatives recorded in assets or liabilities are as follows:

(In millions of won and thousands of foreign currencies)
Hedging instrument(Hedged item)	Cash flow hedge		Held for trading	Embedded derivatives	Fair value
Non-current assets:
Redeemable convertible preferred shares issued by Bluehole INC.	~~W~~	—	—	222,257		222,257
Structured bond(face value of KRW 50,000)		—	9,054	—		9,054
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		21,554	—	—		21,554
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 49,000)		307	—	—		307
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 28,583)		43	—	—		43
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 50,000)		(2)	—	—		(2)

Total assets					~~W~~	253,213

Current liabilities:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	~~W~~	(27,791)	—	—		(27,791)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)		(615)	—	—		(615)
Non-current liabilities:
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		(7,613)	—	—		(7,613)
Fixed-to-fixed long-term borrowings (U.S. dollar borrowing amounting to USD 51,775)		(3,106)	—	—		(3,106)
Floating-to-fixed interest rate swap (Korean won borrowing amounting to KRW 30,000)		(345)	—	—		(345)

Total liabilities					~~W~~	(39,470)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

21.	Share Capital and Capital Surplus and Others

The Parent Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common shares and the details of capital surplus and others as of December 31, 2017 and 2016 are as follows:

(In millions of won, except for share data)
	December 31, 2017		December 31, 2016
Number of issued shares(*1)		80,745,711	80,745,711
Share capital
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares(Note 22)		(2,260,626)	(2,260,626)
Hybrid bonds(Note 23)		398,518	398,518
Share option(Note 24)		414	—
Others(*2)		(857,912)	(854,000)

	~~W~~	196,281	199,779

(*1)	In 2002 and 2003, the Parent Company retired treasury shares with reduction of retained earnings before appropriation. As a result, the Parent Company’s outstanding shares have decreased without change in share capital.
(*2)	Others primarily consist of the excess of the consideration paid by the Group over the carrying values of net assets acquired from entities under common control.

There were no changes in share capital during the years ended December 31, 2017 and 2016 and details of shares outstanding as of December 31, 2017 and 2016 are as follows:

(In shares)	2017			2016
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	10,136,551	70,609,160	80,745,711	10,136,551	70,609,160

22.	Treasury Shares

The Parent Company acquired treasury shares to provide share dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and stabilize its share prices.

Treasury shares as of December 31, 2017 and 2016 are as follows:

(In millions of won, shares)
	December 31, 2017		December 31, 2016
Number of shares		10,136,551	10,136,551
Acquisition cost	~~W~~	2,260,626	2,260,626

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

23.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2017 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate(%)(*2)	Amount
Private hybrid bonds	Unsecured subordinated bearer bond	June 7, 2013	June 7, 2073	4.21	~~W~~	400,000
Issuance costs						(1,482)

					~~W~~	398,518

Hybrid bonds issued by the Parent Company are classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders. These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Parent Company has a right to extend the maturity under the same terms at issuance without any notice or announcement. The Parent Company also has the right to defer interest payment at its sole discretion.
(*2)	Annual interest rate is calculated as yield rate of 5 year national bonds plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

24.	Share option

(1)	At the shareholders’ meeting held on March 24, 2017, the Parent Company established a share option program that entitles key management personnel the option to purchase common shares of the Parent Company. The terms and conditions related to the grants of the share options under the share option program are as follows:

Series
	1-1	1-2	1-3
Grant date	March 24, 2017
Types of shares to be issued	66,504 of registered common shares
Grant method	Reissue of treasury shares
Number of shares (in shares)	22,168	22,168	22,168
Exercise price (in won)	246,750	266,490	287,810
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

24.	Share option, Continued

(2)	Share compensation expense recognized during the year ended December 31, 2017 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
During the year ended December 31, 2017	~~W~~	414
In subsequent periods		977

	~~W~~	1,391

(3)	The Group used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

	1-1	1-2	1-3
Risk-free interest rate	1.86%	1.95%	2.07%
Estimated option’s life	5 years	6 years	7 years
Share price (Closing price on the preceding day in won)	262,500	262,500	262,500
Expected volatility	13.38%	13.38%	13.38%
Expected dividends	3.80%	3.80%	3.80%
Exercise price (in won)	246,750	266,490	287,810
Per share fair value of the option (in won)	27,015	20,240	15,480

25.	Retained Earnings

(1)	Retained earnings as of December 31, 2017 and 2016 are as follows:

(In millions of won)	December 31, 2017		December 31, 2016
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for research & manpower development		—	60,001
Reserve for business expansion		10,171,138	9,871,138
Reserve for technology development		3,071,300	2,826,300

		13,264,758	12,779,759
Unappropriated		4,571,188	3,173,405

	~~W~~	17,835,946	15,953,164

(2)	Legal reserve

The Korean Commercial Act requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

26.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2017 and 2016 are as follows:

	December 31, 2017		December 31, 2016
(In millions of won)
Valuation gain on available-for-sale financial assets	~~W~~	168,211	12,534
Other comprehensive loss of investments in associates		(320,060)	(179,167)
Valuation loss on derivatives		(73,828)	(96,418)
Foreign currency translation differences for foreign operations		(9,050)	36,868

	~~W~~	(234,727)	(226,183)

(2)	Changes in reserves for the years ended December 31, 2017 and 2016 are as follows:

	2017
(In millions of won)	Valuation gain (loss) on available-for-sale financial assets		Other compre- hensive loss of investments in associates	Valuation loss on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2017	~~W~~	12,534	(179,167)	(96,418)	36,868	(226,183)
Changes, net of taxes		155,677	(140,893)	22,590	(45,918)	(8,544)

Balance at December 31, 2017	~~W~~	168,211	(320,060)	(73,828)	(9,050)	(234,727)

	2016
(In millions of won)	Valuation gain (loss) on available-for-sale financial assets		Other compre- hensive loss of investments in associates	Valuation loss on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2016	~~W~~	232,316	(169,520)	(83,200)	29,707	9,303
Changes, net of taxes		(219,782)	(9,647)	(13,218)	7,161	(235,486)

Balance at December 31, 2016	~~W~~	12,534	(179,167)	(96,418)	36,868	(226,183)

(3)	Changes in valuation gain on available-for-sale financial assets for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Balance at January 1	~~W~~	12,534	232,316
Amount recognized as other comprehensive income during the year, net of taxes		132,586	4,606
Amount reclassified through profit or loss, net of taxes		23,091	(224,388)

Balance at December 31	~~W~~	168,211	12,534

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

26.	Reserves, Continued

(4)	Changes in valuation loss on derivatives for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Balance at January 1	~~W~~	(96,418)	(83,200)
Amount recognized as other comprehensive loss during the year, net of taxes		17,965	(12,213)
Amount reclassified through profit or loss, net of taxes		4,625	(1,005)

Balance at December 31	~~W~~	(73,828)	(96,418)

27.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Other Operating Expenses:
Communication	~~W~~	27,973	31,196
Utilities		299,825	277,497
Taxes and dues		27,819	35,020
Repair		333,101	326,076
Research and development		395,276	344,787
Training		32,853	33,303
Bad debt for accounts receivable – trade		34,584	37,820
Travel		24,095	25,263
Supplies and other		111,170	113,930

	~~W~~	1,286,696	1,224,892

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

28.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	13,991	6,908
Others		17,827	59,395

	~~W~~	31,818	66,303

Other Non-operating Expenses:
Impairment loss on property and equipment, and intangible assets	~~W~~	54,946	24,506
Loss on disposal of property and equipment and intangible assets		60,086	63,797
Donations		112,634	96,633
Bad debt for accounts receivable – other		5,793	40,312
Loss on impairment of investment assets		9,003	24,033
Others		101,410	49,348

	~~W~~	343,872	298,629

29.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Finance Income:
Interest income	~~W~~	76,045	54,353
Gain on sale of accounts receivable -trade		18,548	18,638
Dividends		12,416	19,161
Gain on foreign currency transactions		13,676	14,186
Gain on foreign currency translations		7,110	5,085
Gain on disposal of long-term investment securities		4,890	459,349
Gain on valuation of derivatives		223,943	4,132
Gain relating to financial liability at fair value through profit or loss		—	121
Gain relating to financial assets at fair value through profit or loss		33	25
Reversal of impairment loss on available-for-sale financial assets		9,900	—

	~~W~~	366,561	575,050

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

29.	Finance Income and Costs, Continued

(1)	Details of finance income and costs for the years ended December 31, 2017 and 2016 are as follows, Continued:

(In millions of won)	2017		2016
Finance Costs:
Interest expense	~~W~~	299,100	290,454
Loss on sale of accounts receivable – trade		9,682	—
Loss on foreign currency transactions		19,263	16,765
Loss on foreign currency translations		8,419	3,991
Loss on disposal of long-term investment securities		36,024	2,919
Loss on settlement of derivatives		10,031	3,428
Loss relating to financial liability at fair value through profit or loss		678	4,018
Other finance costs		35,900	—
Impairment loss on long-term investment securities		14,519	5,255

	~~W~~	433,616	326,830

(2)	Details of interest income included in finance income for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Interest income on cash equivalents and short-term financial instruments	~~W~~	28,130	20,203
Interest income on installment receivables and others		47,915	34,150

	~~W~~	76,045	54,353

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Interest expense on borrowings	~~W~~	11,774	7,962
Interest expense on debentures		228,568	239,560
Others		58,758	42,932

	~~W~~	299,100	290,454

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

29.	Finance Income and Costs, Continued

(4)	Finance income and costs by category of financial instruments for the years ended December 31, 2017 and 2016 are as follows. Bad debt expense (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are presented and explained separately in Note 7.

(i) Finance income and costs

(In millions of won)	2017			2016
	Finance income		Finance costs	Finance income	Finance costs
Financial Assets:
Financial assets at fair value through profit or loss	~~W~~	223,976	—	4,157	2,791
Available-for-sale financial assets		30,598	86,445	484,300	8,174
Loans and receivables		111,677	37,040	86,256	15,810
Derivatives designated as hedging instruments		—	—	—	637

Sub-total		366,251	123,485	574,713	27,412

Financial Liabilities:
Financial liabilities at fair value through profit or loss		—	678	121	4,018
Financial liabilities measured at amortized cost		310	299,422	216	295,400
Derivatives designated as hedging instruments		—	10,031	—	—

Sub-total		310	310,131	337	299,418

	~~W~~	366,561	433,616	575,050	326,830

(ii) Other comprehensive income (loss)

(In millions of won)	2017		2016
Financial Assets:
Available-for-sale financial assets	~~W~~	158,440	(223,981)
Derivatives designated as hedging instruments		1,554	(172)

Sub-total		159,994	(224,153)

Financial Liabilities:
Derivatives designated as hedging instruments		21,032	(13,046)

Sub-total		21,032	(13,046)

		181,026	(237,199)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Available-for-sale financial assets	~~W~~	14,519	5,255
Accounts receivable – trade		34,584	37,820
Other receivables		5,793	40,312

	~~W~~	54,896	83,387

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

30.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2017 and 2016 consist of the following:

(In millions of won)	2017		2016
Current tax expense
Current year	~~W~~	424,773	473,543
Current tax of prior years(*)		(105,158)	(11,925)

		319,615	461,618

Deferred tax expense
Changes in net deferred tax assets		426,039	(25,580)

Income tax expense	~~W~~	745,654	436,038

(*)	Current tax of prior years are mainly composed of the income tax refund due to a change in the interpretation of the tax authority in relation to the income tax previously recognized by the Group.

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2017 and 2016 is attributable to the following:

(In millions of won)	2017		2016
Income taxes at statutory income tax rate	~~W~~	823,124	506,804
Non-taxable income		(40,080)	(38,989)
Non-deductible expenses		31,285	52,648
Tax credit and tax reduction		(34,300)	(29,484)
Changes in unrecognized deferred taxes		31,857	(84,276)
Income tax refund		(110,209)	27,599
Changes in tax rate etc.(*)		43,977	1,736

Income tax expense	~~W~~	745,654	436,038

(*)	Based on the amendment to Korean Tax Law that was enacted in 2017, the income tax rate for taxable income in excess of ~~W~~300,000 million is changed from 24.2% to 27.5%, which will be effective from January 1, 2018. As a result, the Group remeasured deferred tax assets and liabilities as a result of this rate change.

Tax rates applied for the above taxable income for the years ended December 31, 2017 and 2016 are corporate income tax rates applied to taxable income in the Republic of Korea, in which the Parent Company is located.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

30.	Income Tax Expense, Continued

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Valuation gain (loss) on available-for-sale financial assets	~~W~~	(55,883)	82,993
Share of other comprehensive income of associates		(260)	2
Valuation gain (loss) on derivatives		(3,019)	4,454
Remeasurement of defined benefit liabilities		1,618	3,174

	~~W~~	(57,544)	90,623

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Others	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	~~W~~	61,911	5,091	—	—	67,002
Accrued interest income		(616)	(1,851)	—	—	(2,467)
Available-for-sale financial assets		101,472	8,192	(55,883)	—	53,781
Investments in subsidiaries, associates and joint ventures		(476,098)	(461,271)	(260)	—	(937,629)
Property and equipment (depreciation)		(253,323)	17,980	—	—	(235,343)
Provisions		7,448	(5,136)	—	—	2,312
Retirement benefit obligation		35,505	1,237	1,618	—	38,360
Valuation gain on derivatives		28,975	—	(3,019)	—	25,956
Gain or loss on foreign currency translation		19,369	2,562	—	—	21,931
Reserve for research and manpower development		(4,775)	2,388	—	—	(2,387)
Goodwill		3,105	(938)	—	—	2,167
Others		34,911	(29,248)	—	(2,324)	3,339

		(442,116)	(460,994)	(57,544)	(2,324)	(962,978)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards
Tax loss carryforwards		37,462	34,955	—	—	72,417

	~~W~~	(404,654)	(426,039)	(57,544)	(2,324)	(890,561)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

30.	Income Tax Expense, Continued

(4)	Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2017 and 2016 are as follows, Continued:

(In millions of won)	2016
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Allowance for doubtful accounts	~~W~~	59,957	1,954	—	61,911
Accrued interest income		(2,567)	1,951	—	(616)
Available-for-sale financial assets		30,365	(11,886)	82,993	101,472
Investments in subsidiaries, associates and joint ventures		(355,273)	(120,827)	2	(476,098)
Property and equipment (depreciation)		(327,572)	74,249	—	(253,323)
Provisions		2,485	4,963	—	7,448
Retirement benefit obligation		28,327	4,004	3,174	35,505
Valuation gain on derivatives		24,521	—	4,454	28,975
Gain or loss on foreign currency translation		19,517	(148)	—	19,369
Reserve for research and manpower development		(7,162)	2,387	—	(4,775)
Goodwill		3,713	(608)	—	3,105
Unearned revenue (activation fees)		2,065	(2,065)	—	—
Others		(23,782)	58,693	—	34,911

		(545,406)	12,667	90,623	(442,116)

Deferred tax assets related to unused tax loss carryforwards and tax credit carryforwards
Tax loss carryforwards		24,549	12,913	—	37,462

	~~W~~	(520,857)	25,580	90,623	(404,654)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

30.	Income Tax Expense, Continued

(5)	Details of temporary differences, unused tax loss carryforwards and unused tax credits carryforwards which are not recognized as deferred tax assets, in the consolidated statements of financial position as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Allowance for doubtful accounts	~~W~~	88,521	165,935
Investments in subsidiaries, associates and joint ventures		168,268	228,025
Other temporary differences		425,653	320,260
Unused tax loss carryforwards		921,309	755,050
Unused tax credit carryforwards		4,092	1,211

(6)	The amount of unused tax loss carryforwards and unused tax credit carryforwards which are not recognized as deferred tax assets as of December 31, 2017 are expiring within:

(In millions of won)
	Unused tax loss carryforwards		Unused tax credit carryforwards
Less than 1 year	~~W~~	—	869
1 ~ 2 years		7,686	101
2 ~ 3 years		358,237	119
More than 3 years		555,386	3,003

	~~W~~	921,309	4,092

31.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2017 and 2016 are calculated as follows:

(In millions of won, shares)
	2017		2016
Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	~~W~~	2,599,829	1,675,967
Interest on hybrid bonds		(16,840)	(16,840)

Profit for the period available for common shares		2,582,989	1,659,127
Weighted average number of common shares outstanding		70,609,160	70,609,160

Basic earnings per share (in won)	~~W~~	36,582	23,497

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

31.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	The weighted average number of common shares outstanding for the years ended December 31, 2017 and 2016 are calculated as follows:

(In shares)
	2017	2016
Issued common shares at January 1	80,745,711	80,745,711
Effect of treasury shares	(10,136,551)	(10,136,551)

Weighted average number of common shares outstanding at December 31	70,609,160	70,609,160

(2)	Diluted earnings per share

For the years ended December 31, 2017 and 2016, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

32.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2017	Cash dividends (interim)	70,609,160	500	200%	~~W~~	70,609
	Cash dividends (year-end)	70,609,160	500	1,800%		635,482

					~~W~~	706,091

2016	Cash dividends (interim)	70,609,160	500	200%	~~W~~	70,609
	Cash dividends (year-end)	70,609,160	500	1,800%		635,482

					~~W~~	706,091

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2017 and 2016 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2017	Cash dividends	10,000	267,000	3.75%
2016	Cash dividends	10,000	224,000	4.46%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

33.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	1,457,735	—	1,457,735
Financial instruments		—	—	618,002	—	618,002
Short-term investment securities		97,003	47,383	—	—	144,386
Long-term investment securities		—	887,007	—	—	887,007
Accounts receivable – trade		—	—	2,138,755	—	2,138,755
Loans and other receivables(*)		—	—	1,962,083	—	1,962,083
Derivative financial assets		231,311	—	—	21,902	253,213

	~~W~~	328,314	934,390	6,176,575	21,902	7,461,181

(In millions of won)
	December 31, 2016
	Financial assets at fair value through profit or loss		Available-for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	1,505,242	—	1,505,242
Financial instruments		—	—	469,705	—	469,705
Short-term investment securities		—	107,364	—	—	107,364
Long-term investment securities		—	828,521	—	—	828,521
Accounts receivable – trade		—	—	2,261,311	—	2,261,311
Loans and other receivables(*)		—	—	1,701,249	—	1,701,249
Derivative financial assets		7,368	—	—	207,402	214,770

	~~W~~	7,368	935,885	5,937,507	207,402	7,088,162

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

33.	Categories of Financial Instruments, Continued

(1)	Financial assets by category as of December 31, 2017 and 2016 are as follows, Continued:

(*)	Details of loans and other receivables as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Short-term loans	~~W~~	62,830	58,979
Accounts receivable – other		1,260,835	1,121,444
Accrued income		3,979	2,780
Other current assets		3,927	3,937
Long-term loans		50,874	65,476
Long-term accounts receivable-other		287,048	149,669
Guarantee deposits		292,590	298,964

	~~W~~	1,962,083	1,701,249

(2)	Financial liabilities by category as of December 31, 2017 and 2016 are as follows:

(In millions of won)	December 31, 2017
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	351,711	—	351,711
Derivative financial liabilities		—	—	39,470	39,470
Borrowings		—	382,817	—	382,817
Debentures(*1)		60,278	7,025,909	—	7,086,187
Accounts payable – other and others(*2)		—	4,865,519	—	4,865,519

	~~W~~	60,278	12,625,956	39,470	12,725,704

(In millions of won)	December 31, 2016
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	402,445	—	402,445
Derivative financial liabilities		—	—	87,153	87,153
Borrowings		—	175,521	—	175,521
Debentures(*1)		59,600	7,134,606	—	7,194,206
Accounts payable – other and others(*2)		—	4,842,734	—	4,842,734

	~~W~~	59,600	12,555,306	87,153	12,702,059

(*1)	Bonds classified as financial liabilities at fair value through profit or loss as of December 31, 2017 and 2016 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to eliminate a measurement inconsistency with the related derivatives.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

33.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2017 and 2016 are as follows, Continued:

(*2) Details of accounts payable – other and others as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Accounts payable – other	~~W~~	1,867,074	1,767,799
Withholdings		1,736	1,525
Accrued expenses		1,327,906	1,125,816
Current portion of long-term payables – other		302,703	301,773
Long-term payables – other		1,346,763	1,624,590
Other non-current liabilities		19,337	21,231

	~~W~~	4,865,519	4,842,734

34.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, accounts receivable – trade and other. Financial liabilities consist of accounts payable – trade and other, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Group incurs exchange position due to revenue and expenses from its global operations. Major foreign currencies where the currency risk occur are USD, JPY and EUR. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(i)	Currency risk, Continued

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2017 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	124,901	~~W~~	133,836	1,817,808	~~W~~	1,947,599
EUR	15,669		20,044	63		80
JPY	596,059		5,658	169,729		1,611
Others	—		530	—		195

		~~W~~	160,068		~~W~~	1,949,485

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 20)

As of December 31, 2017, a hypothetical change in exchange rates by 10% would have increase (reduce) the Group’s income before income tax as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	5,590	(5,590)
EUR		1,997	(1,997)
JPY		405	(405)
Others		34	(34)

	~~W~~	8,026	(8,026)

(ii)	Equity price risk

The Group has listed and non-listed equity securities for its liquidity management and operating purpose. As of December 31, 2017, available-for-sale equity instruments measured at fair value amount to ~~W~~734,487 million.

(iii)	Interest rate risk

The interest rate risk of the Group arises from borrowings and debenture. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows are not influenced by the changes in market interest rates.

Accordingly, the Group performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(iii)	Interest rate risk, Continued

As of December 31, 2017, the floating-rate borrowings and bonds of the Group are ~~W~~228,300 million and ~~W~~321,420 million, respectively, and the Group has entered into interest rate swap agreements, as described in Note 20, for all floating-rate rate borrowings and debentures to hedge interest rate risk.

If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2017, would change by ~~W~~707 million in relation to floating-rate borrowings that are exposed to interest rate risk.

2)	Credit risk

The maximum credit exposure as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Cash and cash equivalents	~~W~~	1,457,416	1,505,082
Financial instruments		618,002	469,705
Available-for-sale financial assets		19,928	6,755
Accounts receivable – trade		2,138,755	2,261,311
Loans and other receivables		1,962,083	1,701,249
Derivative financial assets		30,956	214,770

	~~W~~	6,227,140	6,158,872

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations.

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes an allowance for doubtful account that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Also, the Group’s credit risk can arise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of December 31, 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

34.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2017 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Accounts payable - trade	~~W~~	351,711	351,711	351,711	—	—
Borrowings(*1)		382,817	397,776	177,910	219,866	—
Debentures(*1)		7,086,187	8,230,952	1,682,206	3,675,178	2,873,568
Accounts payable – other and others(*2)		4,865,519	5,030,105	3,519,489	1,093,611	417,005

	~~W~~	12,686,234	14,010,544	5,731,316	4,988,655	3,290,573

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1) Includes interest payables.

(*2) The Group provides with USD 12,240,000 of payment guarantees for Celcom Planet, one of the joint ventures of the Group, in relation to its borrowings. The contractual cash flows for accounts payable – other and others include the maximum amount that the Group is required to pay in connection with the guarantees.

As of December 31, 2017, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 – 5 years	More than 5 years
Assets	~~W~~	21,902	17,118	7,446	28,075	(18,403)
Liabilities		(39,470)	(40,220)	(28,960)	(11,260)	—

	~~W~~	(17,568)	(23,102)	(21,514)	16,815	(18,403)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

34.	Financial Risk Management, Continued

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2016.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the consolidated financial statements.

Debt-equity ratio as of December 31, 2017 and 2016 are as follows:

(In millions of won)
	December 31, 2017		December 31, 2016
Total liabilities	~~W~~	15,399,474	15,181,233
Total equity		18,029,195	16,116,430

Debt-equity ratios		85.41%	94.20%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2017 are as follows:

(In millions of won)	December 31, 2017
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value
Financial assets at fair value through profit or loss	~~W~~	328,314	—	106,057	222,257	328,314
Derivative financial assets		21,902	—	21,902	—	21,902
Available-for-sale financial assets		734,487	589,202	47,383	97,902	734,487

	~~W~~	1,084,703	589,202	175,342	320,159	1,084,703

Financial liabilities that are measured at fair value
Financial liabilities at fair value through profit or loss	~~W~~	60,278	—	60,278	—	60,278
Derivative financial liabilities		39,470	—	39,470	—	39,470

	~~W~~	99,748	—	99,748	—	99,748

Financial liabilities that are not measured at fair value
Borrowings	~~W~~	382,817	—	383,748	—	383,748
Debentures		7,025,909	—	7,325,370	—	7,325,370
Long-term payables – other		1,649,466	—	1,766,451	—	1,766,451

	~~W~~	9,058,192	—	9,475,569	—	9,475,569

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

34.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2016 are as follows:

(In millions of won)	December 31, 2016
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value
Financial assets at fair value through profit or loss	~~W~~	7,368	—	7,368	—	7,368
Derivative financial assets		207,402	—	207,402	—	207,402
Available-for-sale financial assets		741,285	526,363	107,364	107,558	741,285

	~~W~~	956,055	526,363	322,134	107,558	956,055

Financial liabilities that are measured at fair value
Financial liabilities at fair value through profit or loss	~~W~~	59,600	—	59,600	—	59,600
Derivative financial liabilities		87,153	—	87,153	—	87,153

	~~W~~	146,753	—	146,753	—	146,753

Financial liabilities that are not measured at fair value
Borrowings	~~W~~	175,521	—	177,600	—	177,600
Debentures		7,134,606	—	7,568,361	—	7,568,361
Long-term payables – other		1,926,363	—	2,103,788	—	2,103,788

	~~W~~	9,236,490	—	9,849,749	—	9,849,749

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ~~W~~199,903 million and ~~W~~194,600 million as of December 31, 2017 and December 31, 2016, respectively, are measured at cost in accordance with K-IFRS No. 1039 since they are equity instruments which do not have quoted price in an active market for the identical instruments and for which fair value cannot be reliably measured using other valuation methods.

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

34.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2016 are as follows, Continued:

Interest rates used by the Group for the fair value measurement as of December 31, 2017 are as follows:

Interest rate
Derivative instruments	1.54% ~ 2.67%
Borrowings and debentures	2.48% ~ 2.55%
Long-term payables – other	2.23% ~ 2.60%

3)	There have been no transfers from Level 2 to Level 1 in 2017 and changes of financial assets classified as Level 3 for the year ended December 31, 2017 are as follows:

(In millions of won)
	Balance at beginning		Valuation	Transfer	Other compre- hensive loss	Disposal	Balance at ending
Financial assets at fair value through profit or loss(*)	~~W~~	—	222,257	—	—	—	222,257
Available-for-sale financial assets		107,558	—	3,938	(8,942)	(4,652)	97,902

(*)	The Group holds redeemable convertible preferred shares issued by Bluehole INC. The conversion rights attached to the investments are bifurcated from the host contract as embedded derivatives and the Group recognized ~~W~~222,257 million as financial assets at FVTPL and gain on valuation of derivatives, respectively, as of and during the year ended December 31, 2017. The host contract was recognized as available-for-sale financial assets of ~~W~~15,342 million measured by discounting the amount of collection at maturity including the principal, guaranteed interests, and dividend. The fair value of the conversion rights were measured using the binomial option pricing model by considering inputs such as expected volatility, exercise price, and common share price.

The major inputs used and their correlations with the fair value measurements are as follows.

Significant non-observable inputs	Correlations between inputs and fair value measurements
Value of common shares	If the value of common share increases (decreases), Fair value will increase (decrease)
Exercise price	If the exercise price increases (decreases), Fair value will decrease (increase)
Discount rate	If the discount rate increases (decreases), Fair value will decrease (increase)
Volatility	If the share price volatility increases (decreases), Fair value will increase (decrease)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

34.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2017 and 2016 are as follows:

(In millions of won)	2017
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position	Net amount
					Financial instruments
Financial assets:
Derivatives(*)	~~W~~	26,645	—	26,645	(19,875)	6,770
Accounts receivable – trade and others		93,146	(92,409)	737	—	737

	~~W~~	119,791	(92,409)	27,382	(19,875)	7,507

Financial liabilities:
Derivatives(*)	~~W~~	19,875	—	19,875	(19,875)	—
Accounts payable – other and others		92,409	(92,409)	—	—	—

	~~W~~	112,284	(92,409)	19,875	(19,875)	—

(In millions of won)	2016
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position	Net amount
					Financial instruments
Financial assets:
Derivatives(*)	~~W~~	87,566	—	87,566	(87,153)	413
Accounts receivable – trade and others		114,135	(103,852)	10,283	—	10,283

	~~W~~	201,701	(103,852)	97,849	(87,153)	10,696

Financial liabilities:
Derivatives(*)	~~W~~	87,153	—	87,153	(87,153)	—
Accounts payable – other and others		103,852	(103,852)	—	—	—

	~~W~~	191,005	(103,852)	87,153	(87,153)	—

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

35.	Related Parties and Others

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 3 others
Associates	SK hynix Inc. and 40 others
Others	The Ultimate Controlling Entity’s subsidiaries and associates, etc.

For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Salaries	~~W~~	2,169	1,645
Defined benefits plan expenses		258	424
Share option		414	—

	~~W~~	2,841	2,069

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

35.	Related Parties and Others, Continued

(3)	Transactions with related parties for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)		2017
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	25,049	600,600	283,556	—

Associates	F&U Credit information Co., Ltd.		3,431	52,150	153	—
	HappyNarae Co., Ltd.		3,025	29,276	68,472	—
	SK hynix Inc(*2)		123,873	251	—	—
	KEB HanaCard Co., Ltd.		17,873	15,045	—	—
	Others(*3)		10,720	33,389	940	204

			158,922	130,111	69,565	204

Others	SK Engineering & Construction Co., Ltd.		5,865	1,077	—	—
	SK Networks Co., Ltd.		21,694	1,220,251	671	—
	SK Networks Services Co., Ltd.		510	96,949	6,346	—
	SK Telesys Co., Ltd.		417	51,394	152,659	—
	SK TNS Co., Ltd.		137	37,051	494,621	—
	SK Energy Co., Ltd.		8,505	779	—	—
	SK Gas Co., Ltd.		2,727	4	—	—
	SK Innovation Co., Ltd.		7,639	950	—	—
	SK Shipping Co., Ltd.		3,183	35	—	—
	Ko-one energy service Co., Ltd		5,164	44	—	—
	SK infosec Co., Ltd.		1,185	52,634	15,648	—
	SKC INFRA SERVICE Co., Ltd.		19	46,900	47,163	—
	Others		18,233	28,209	17	—

			75,278	1,536,277	717,125	—

Total		~~W~~	259,249	2,266,988	1,070,246	204

(*1)	Operating expense and others include ~~W~~203,635 million of dividends paid by the Parent Company.
(*2)	Operating revenue and others include ~~W~~87,660 million of dividends received from SK Hynix Inc. which was deducted from the investment in associates.
(*3)	Operating revenue and others include ~~W~~6,597 million of dividends received from the Korea IT Fund.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

35.	Related Parties and Others, Continued

(3)	Transactions with related parties for the years ended December 31, 2017 and 2016 are as follows, Continued:

(In millions of won)		2016
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans	Collection of loans
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	23,104	652,855	235,502	—	—

Associates	F&U Credit information Co., Ltd.		2,865	47,905	—	—	—
	HappyNarae Co., Ltd.		304	15,506	38,984	—	—
	SK hynix Inc.(*2)		100,861	306	—	—	—
	KEB HanaCard Co., Ltd.		19,730	14,804	—	—	—
	Others(*3)		8,018	21,853	1,573	1,100	3,194

			131,778	100,374	40,557	1,100	3,194

Others	SK Engineering & Construction Co., Ltd.		5,916	1,739	10,694	—	—
	SK Networks Co., Ltd.		13,756	1,131,567	—	—	—
	SK Networks Services Co., Ltd.		1,248	94,906	6,793	—	—
	SK Telesys Co., Ltd.		419	52,488	142,605	—	—
	SK TNS Co., Ltd.		109	48,192	387,496	—	—
	SK Energy Co., Ltd.		7,670	834	—	—	—
	SK Gas Co., Ltd.		2,500	4	—	—	—
	SK Innovation Co., Ltd.		9,757	915	1,080	—	—
	SK Shipping Co., Ltd.		5,435	—	—	—	—
	Ko-one energy service Co., Ltd		6,005	46	—	—	—
	SK infosec Co., Ltd.		230	53,068	19,882	—	—
	SKC INFRA SERVICE Co., Ltd.		43	30,663	32,141	—	—
	Others		13,437	17,626	246	—	—

			66,525	1,432,048	600,937	—	—

Total		~~W~~	221,407	2,185,277	876,996	1,100	3,194

(*1)	Operating expense and others include W203,635 million of dividends paid by the Parent Company.
(*2)	Operating revenue and others include W73,050 million of dividends paid by the associate which was deducted from the investment in associates.
(*3)	Operating revenue and others include W6,082 million of dividends received from the Korea IT Fund.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

35.	Related Parties and Others, Continued

(4)	Account balances with related parties as of December 31, 2017 and 2016 are as follows:

(In millions of won)		December 31, 2017
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable - trade and others	Accounts payable – other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	2,068	148,066
Associates	HappyNarae Co., Ltd.		—	15	6,865
	F&U Credit information Co., Ltd.		—	21	1,612
	SK hynix Inc.		—	2,803	94
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,427	11,099
	S.M. Culture & Contents Co., Ltd.		—	448	8,963
	Xian Tianlong Science and Technology Co., Ltd.		7,032	—	—
	Others		611	2,272	1,164

			29,790	45,398	29,797

Other	SK Engineering & Construction Co., Ltd.		—	2,033	69
	SK Networks. Co., Ltd.		—	3,050	267,297
	SK Networks Services Co., Ltd.		—	15	9,522
	SK Telesys Co., Ltd.		—	36	58,346
	SK TNS Co., Ltd.		—	3	140,311
	SK Innovation Co., Ltd.		—	4,112	599
	SK Energy Co., Ltd.		—	2,965	582
	SK Gas Co., Ltd.		—	1,941	9
	Others		—	2,998	27,318

			—	17,153	504,053

Total		~~W~~	29,790	64,619	681,916

(*)	The Parent Company has recognized allowances for doubtful accounts on the entire balance of loans to Daehan Kanggun BcN Co., Ltd as of December 31,2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

35.	Related Parties and Others, Continued

(4)	Account balances with related parties as of December 31, 2017 and 2016 are as follows, Continued:

(In millions of won)		December 31, 2016
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable - trade and others	Accounts payable – other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	3,519	149,574
Associates	HappyNarae Co., Ltd.		—	18	21,063
	F&U Credit information Co., Ltd.		—	34	1,328
	SK hynix Inc.		—	22,379	92
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,619	7,676
	Xian Tianlong Science and Technology Co., Ltd.		8,287	—	—
	Others		813	4,191	945

			31,247	66,653	31,104

Other	SK Engineering & Construction Co., Ltd.		—	1,808	4,975
	SK Networks. Co., Ltd.		—	3,254	247,728
	SK Networks Services Co., Ltd.		—	13	13,913
	SK Telesys Co., Ltd.		—	20	24,918
	SK TNS Co., Ltd.		—	3	68,276
	SK Innovation Co., Ltd.		—	1,350	892
	SK Energy Co., Ltd.		—	1,213	113
	SK Gas Co., Ltd.		—	1,769	9
	Others		—	2,783	30,209

			—	12,213	391,033

Total		~~W~~	31,247	82,385	571,711

(*)	The Parent Company has recognized allowances for doubtful accounts on the entire balance of loans to Daehan Kanggun BcN Co., Ltd. as of December 31,2016.

(5)	SK m&service Co., Ltd., a subsidiary of the Parent Company, has entered into a performance agreement with SK Energy Co., Ltd. and provided a blank note to SK Energy Co., Ltd., with regard to this transaction.

(6)	As of December 31, 2017, the Group provides with USD 12,240,000 of payment guarantees for the borrowings of the Celcom Planet, the joint ventures of the Group.

(7)	There were additional investments in associates and joint ventures during the year ended December 31, 2017 and 2016 as presented in Note 11.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

36.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ~~W~~4,144 million as of December 31, 2017.

SK Broadband Co., Ltd., has guaranteed for employees’ borrowings relating to employee stock ownership program and provided short-term financial instruments amounting to ~~W~~300 million as collateral as of December 31, 2017.

(2)	Legal claims and litigations

As of December 31, 2017 the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Accounts receivables from sale of handsets

The sales agents of the Parent Company sell handsets to the Parent Company’s subscribers on an installment basis. During the year ended December 31, 2017, the Parent Company entered into a comprehensive agreement to purchase the accounts receivables from handset sales with agents and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~1,111,614 million as of December 31, 2017, which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable- other and long-term accounts receivable – other.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

37.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Interest income	~~W~~	(76,045)	(54,353)
Dividend		(12,416)	(19,161)
Gain on foreign currency translation		(7,110)	(5,085)
Gain on disposal of long-term investment securities		(4,890)	(459,349)
Gain on valuation of derivatives		(223,943)	(4,132)
Gain on sale of accounts receivable – trade		(18,548)	(18,638)
Gain relating to investments in associates and joint ventures, net		(2,245,732)	(544,501)
Gain on disposal of property and equipment and intangible assets		(13,991)	(6,908)
Gain relating to financial assets at fair value through profit or loss		(33)	(25)
Gain related to financial liabilities at fair value through profit or loss		—	(121)
Reversal of impairment loss on available-for-sale financial assets		(9,900)	—
Other income		(1,129)	(2,123)
Interest expenses		299,100	290,454
Loss on foreign currency translation		8,419	3,991
Loss on disposal of long-term investment securities		36,024	2,919
Other finance costs		14,519	5,255
Loss on settlement of derivatives		10,031	3,428
Loss on sale of accounts receivable – trade		9,682	—
Income tax expense		745,654	436,038
Expense related to defined benefit plan		127,696	118,143
Share option		414	—
Depreciation and amortization		3,247,519	3,068,558
Bad debt expense		34,584	37,820
Loss on disposal of property and equipment and intangible assets		60,086	63,797
Impairment loss on property and equipment and intangible assets		54,946	24,506
Loss relating to financial liabilities at fair value through profit or loss		678	4,018
Bad debt for accounts receivable – other		5,793	40,312
Loss on impairment of investment assets		9,003	24,033
Other expenses		46,353	30,685

	~~W~~	2,096,764	3,039,561

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

37.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2017		2016
Accounts receivable – trade	~~W~~	46,144	88,549
Accounts receivable – other		(159,960)	(446,286)
Accrued income		14	445
Advance payments		(1,269)	47,615
Prepaid expenses		(28,362)	(30,311)
Value-Added Tax refundable		(3,080)	(4,587)
Inventories		(17,958)	798
Long-term accounts receivable – other		(137,979)	(147,117)
Guarantee deposits		14,696	4,844
Accounts payable – trade		(26,151)	75,585
Accounts payable – other		134,542	316,464
Advanced receipts		(13,470)	37,429
Withholdings		(13,041)	107,516
Deposits received		(4,916)	(2,153)
Accrued expenses		116,065	173,072
Value-Added Tax payable		7,505	(4,072)
Unearned revenue		(339)	(36,209)
Provisions		(20,488)	20,235
Long-term provisions		(2,449)	4,115
Plan assets		(95,828)	(125,440)
Retirement benefit payment		(60,883)	(55,350)
Others		5,739	(11,378)

	~~W~~	(261,468)	13,764

(3)	Significant non-cash transactions for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)
	2017		2016
Increase of accounts payable – other related to acquisition of property and equipment and intangible assets	~~W~~	44,214	1,511,913

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

37.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the year ended December 31, 2017 is as follows:

(In millions of won)
	January 1, 2017		Cash flows	Non-cash transactions			December 31, 2017
				Exchange rate changes	Fair value changes	Other changes
Total liabilities from financing activities
Short-term borrowings	~~W~~	2,614	127,386	—	—	—	130,000
Long-term borrowings		172,906	87,299	(7,898)	—	510	252,817
Debentures		7,194,207	130,558	(245,456)	—	6,878	7,086,187
Long-term payables – other		1,918,024	(305,476)	—	—	28,533	1,641,081
Derivative financial liabilities		87,153	(105,269)	13,281	39,267	5,038	39,470
Derivative financial assets		(214,770)	188	922	(40,235)	682	(253,213)

	~~W~~	9,160,134	(65,314)	(239,151)	(968)	41,641	8,896,342
Other cash flows from financing activities
Payments of cash dividends	~~W~~		(706,091)
Payments of interest on hybrid bond			(16,840)
Cash received from transfer of interests in subsidiaries to non-controlling interests			(38,373)

			(761,304)

Total	~~W~~		(826,618)